UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (Exact name of Registrant as specified in its charter)

Telecommunications Indonesia (A state-owned public limited liability Company) (Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [x]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [x]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date March 6, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Honesti Basyir

----------------------------------------------------

(Signature)

Honesti Basyir

Chief of Financial Officer

Perusahaan Perseroan (Persero)

PT  Telekomunikasi Indonesia Tbk andits subsidiaries

Consolidated financial statementsas of December 31, 2013 and for the yearthen ended withindependent auditors’ report

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013AND FOR THE YEAR THEN ENDED

WITH INDEPENDENT AUDITORS’ REPORT

TABLE OF CONTENTS

Page
Independent Auditors’ Report
Consolidated Statement of Financial Position	1-3
Consolidated Statement of Comprehensive Income	4
Consolidated Statement of Changes in Equity	5-6
Consolidated Statement of Cash Flows	7
Notes to the Consolidated Financial Statements	8-124

This report is originally issued in Indonesian language

Independent Auditors’ Report

Report No. RPC-4912/PSS/2014

The Stockholders, Boards of Commissioners and Directors

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2013, and the consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

This report is originally issued in Indonesian language

Independent Auditors’ Report (continued)

Report No. RPC-4912/PSS/2014 (continued)

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2013, and their consolidated financial performance and cash flows for the year then ended, in accordance with Indonesian Financial Accounting Standards.

Purwantono, Suherman & Surja

/s/ Drs. Hari Purwantono

Public Accountant Registration No. AP.0684

February 28, 2014

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2013
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

	Notes	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,4,37,44	14,696	13,118
Other current financial assets	2c,2d,2e,2u,3,5,37,44	6,872	4,338
Trade receivables - net of provision for impairment of receivables	2g,2u,6,29,44
Related parties	2c,37	900	701
Third parties		5,126	4,522
Other receivables - net of provision for impairment of receivables	2g,2u,44	395	186
Inventories - net of provision for obsolescence	2h,7,17,21	509	579
Advances and prepaid expenses	2c,2i,8,37	3,937	3,721
Claims for tax refund	2t,31	10	436
Prepaid taxes	2t,31	525	372
Asset held for sale	2j,9	105	-
Total Current Assets		33,075	27,973
NON-CURRENT ASSETS
Long-term investments	2f,2u,10,44	304	275
Property and equipment - net of accumulated depreciation	2l,2m,11,17,20,21,39	86,761	77,047
Prepaid pension benefit costs	2s,34	927	1,032
Advances and other non-current assets	2c,2i,2l,2n,2u,12,37,41,44	5,294	3,510
Intangible assets - net of accumulated amortization	2d,2k,2n,13	1,508	1,443
Deferred tax assets - net	2t,31	82	89
Total Non-current Assets		94,876	83,396
TOTAL ASSETS		127,951	111,369

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)
As of December 31, 2013
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

	Notes	2013	2012
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2o,2r,2u,14,44
Related parties	2c,37	826	432
Third parties		10,774	6,848
Other payables	2u,44	388	176
Taxes payable	2t,31	1,698	1,844
Accrued expenses	2c,2r,2u,15,27,34,37,44	5,264	6,163
Unearned income	2r,16	3,490	2,729
Advances from customers and suppliers	2c,37	472	257
Short-term bank loans	2c,2p,2u,17,37,44	432	37
Current maturities of long-term liabilities	2c,2m,2p,2u,18,37,44	5,093	5,621
Total Current Liabilities		28,437	24,107
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,31	3,004	3,059
Other liabilities	2r	472	334
Long service award provisions	2s,35	336	347
Post-retirement health care benefits costs provisions	2s,36	752	679
Retirement benefits obligation and other post-retirement benefits	2s,34	2,795	2,248
Long-term liabilities - net of current maturities	2u,18,44
Obligations under finance leases	2m,11	4,321	1,814
Two-step loans	2c,2p,19,37	1,702	1,791
Bonds and notes	2c,2p,20,37	3,073	3,229
Bank loans	2c,2p,21,37	5,635	6,783
Total Non-current Liabilities		22,090	20,284
TOTAL LIABILITIES		50,527	44,391

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)
As of December 31, 2013
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

	Notes	2013	2012
EQUITY
Capital stock - Rp50 par value per Series A
Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and 399,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share and 100,799,996,399 Series B shares	1c,23	5,040	5,040
Additional paid-in capital	2d,2v,24	2,323	1,073
Treasury stock	2v,25	(5,805)	(8,067)
Difference due restructuring and other transactions of entities under common control	2d,24	-	478
Effect of change in equity of associated companies	2f	386	386
Unrealized holding gain on available-for-sale securities	2u	38	42
Translation adjustment	2f	391	271
Difference due to acquisition of non-controlling interests in subsidiaries	1d,2d	(508)	(508)
Other reserves	1d	49	49
Retained earnings
Appropriated	33	15,337	15,337
Unappropriated		43,291	37,440
Net Equity Attributable to Owners of the parent company		60,542	51,541
Non-controlling Interests	2b,22	16,882	15,437
TOTAL EQUITY		77,424	66,978
TOTAL LIABILITIES AND EQUITY		127,951	111,369

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the Year Ended December 31, 2013
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

	Notes	2013	2012
REVENUES	2c,2r,26,37	82,967	77,143
Operations, maintenance and telecommunication service expenses	2c,2r,28,37	(19,332)	(16,803)
Depreciation and amortization expenses	2k,2l,2m,2r,11,12,13	(15,780)	(14,456)
Personnel expenses	2c,2r,2s,15,27,34,35, 36,37	(9,733)	(9,786)
Interconnection expenses	2c,2r,30,37	(4,927)	(4,667)
General and administrative expenses	2c,2g,2h,2r,2t,6,7,29,37	(4,155)	(3,036)
Marketing expenses	2r	(3,044)	(3,094)
Loss on foreign exchange - net	2q	(249)	(189)
Other income	2r,3,11c	2,579	2,559
Other expenses	2r,11c	(480)	(1,973)
OPERATING PROFIT		27,846	25,698
Finance income	2c,37	843	596
Finance costs	2c,2r,37	(1,504)	(2,055)
Share of loss of associated companies	2f,10	(36)	(11)
PROFIT BEFORE INCOME TAX		27,149	24,228
INCOME TAX (EXPENSE) BENEFIT	2t,31
Current		(6,995)	(6,628)
Deferred		136	762
		(6,859)	(5,866)
PROFIT FOR THE YEAR		20,290	18,362
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation	1d,2b,2f	120	31
Change in fair value of available-for-sale financial assets	2u	(8)	(5)
Other Comprehensive Income - net		112	26
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		20,402	18,388
Profit for the year attributable to:
Owners of the parent company	2b,22	14,205	12,850
Non-controlling interests		6,085	5,512
		20,290	18,362
Total comprehensive income for the year attributable to:
Owners of the parent company		14,317	12,876
Non-controlling interests	2b,22	6,085	5,512
		20,402	18,388
BASIC AND DILUTED EARNINGS PER SHARE (in full amount)
Net income per share	2x,32	147.42	133.84
Net income per ADS (200 Series B shares per ADS)		29,483.60	26,767.60

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the Year Ended December 31, 2013
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

	Attributable to owners of the parent company
		Capital	Additional paid-in	Treasury	Difference due to restructuring and other transactions of entities under common	Effect of change in equity of associated	Unrealized holding gain (loss) on available- for-sale	Translation	Difference due to acquisition of non- controlling interest in	Other	Retained earnings			Non- controlling	Total
Descriptions	Notes	stock	capital	stock	control	companies	securities	adjustment	subsidiaries	reserves	Appropriated	Unappropriated	Net	interests	equity
Balance, December 31, 2012		5,040	1,073	(8,067)	478	386	42	271	(508)	49	15,337	37,440	51,541	15,437	66,978
Adjustment in relation to implementation of PSAK No. 38 (Revised 2012)	2d, 24	-	478	-	(478)	-	-	-	-	-	-	-	-	-	-
Balance, January 1, 2013- after adjustment		5,040	1,551	(8,067)	-	386	42	271	(508)	49	15,337	37,440	51,541	15,437	66,978
Acquisition of a businnes	2d	-	-	-	-	-	-	-	-	-	-	-	-	5	5
Issuance of new shares of subsidiaries	1d,2w,3	-	-	-	-	-	-	-	-	-	-	-	-	45	45
Cash dividends	1d,2w,33	-	-	-	-	-	-	-	-	-	-	(8,354)	(8,354)	(4,690)	(13,044)
Sale of treasury stock and ESOP	2v,25	-	772	2,262	-	-	-	-	-	-	-	-	3,034	-	3,034
Gain on investment in securities	2u	-	-	-	-	-	4	-	-	-	-	-	4	-	4
Comprehensive income (loss) for the year	1d,2b,2f,2q,2u,10	-	-	-	-	-	(8)	120	-	-	-	14,205	14,317	6,085	20,402
Balance, December 31, 2013		5,040	2,323	(5,805)	-	386	38	391	(508)	49	15,337	43,291	60,542	16,882	77,424

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the Year Ended December 31, 2013
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

	Attributable to owners of the parent company
		Capital	Additional paid-in	Treasury	Difference due to restructuring and other transactions of entities under common	Effect of change in equity of associated	Unrealized holding gain (loss) on available- for-sale	Translation	Difference due to acquisition of non-controlling interest in	Other	Retained earnings				Non-controlling	Total
Descriptions	Notes	stock	capital	stock	control	companies	securities	adjustment	subsidiaries	reserves	Appropriated	Unappropriated		Net	interests	equity
Balance, December 31, 2011		5,040	1,073	(6,323)	478	386	47	240	(485)	-	15,337	31,717		47,510	13,471	60,981
Establishment of a subsidiary	1d	-	-	-	-	-	-	-	-	-	-	-		-	32	32
Acquisition of non-controlling interest in subsidiaries	1d,2d,3	-	-	-	-	-	-	-	(23)	-	-	-		(23)	(10)	(33)
Issuance of new shares of a subsidiary	1d	-	-	-	-	-	-	-	-	49	-		-	49	39	88
Cash dividends	2w,33	-	-	-	-	-	-	-	-	-	-	(7,127)		(7,127)	(3,607)	(10,734)
Treasury stock acquired- at cost	2v,25	-	-	(1,744)	-	-	-	-	-	-	-	-		(1,744)	-	(1,744)
Comprehensive income (loss) for the year	1d,2b,2f, 2q,2s,10	-	-	-	-	-	(5)	31	-	-	-	12,850		12,876	5,512	18,388
Balance, December 31, 2012		5,040	1,073	(8,067)	478	386	42	271	(508)	49	15,337	37,440		51,541	15,437	66,978

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the YearEnded December 31, 2013
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

	Notes	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers		77,013	71,910
Other operators		4,521	3,993
Total cash receipts from revenues		81,534	75,903
Interest income received		832	585
Advance receipts from (refund to) customers		186	(37)
Cash receipts others - net		216	-
Cash payments for expenses		(27,440)	(33,651)
Cash payments to employees		(9,883)	(8,162)
Payments for income taxes		(7,395)	(5,586)
Payments for interest costs		(1,476)	(1,111)
Net cash provided by operating activities		36,574	27,941
CASH FLOWS FROM INVESTING ACTIVITIES
Divestment of investment in subsidiary	3	926	-
Proceeds from sale of property and equipment	11	466	360
Divestment of long term investment	10	153	-
Proceeds from insurance claims	11	60	1,875
Proceeds from sale of available-for-sale financial assets		49	53
Acquisition of property and equipment	11	(19,644)	(8,221)
Placement in time deposits	5	(2,288)	(4,008)
Increase in advances and other non-current assets	12	(791)	(134)
Increase in advances for purchase of property and equipment	12	(775)	(487)
Acquisition of intangible assets	13	(637)	(437)
Acquisition of business, net of acquired cash	1d,3	(201)	(230)
Acquisition of long-term investment	10	(20)	(49)
Acquisition of non-controlling interest of subsidiary		-	(33)
Net cash used in investing activities		(22,702)	(11,311)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans	21	2,665	3,936
Proceeds from sale of (payment for) treasury stock	25	2,368	(1,744)
Proceeds from short-term bank loans	17	813	590
Proceeds from promissory notes	20	60	351
Capital contribution of non-controlling interest in subsidiaries	1d	50	120
Cash dividends paid to the Company’s stockholders	33	(8,354)	(7,127)
Repayment of two-step loans and bank loans	19,21	(4,803)	(4,259)
Cash dividends paid to non-controlling interests of subsidiaries		(4,690)	(3,607)
Repayments of obligation under finance leases	11	(550)	(418)
Repayments of promissory notes	20	(471)	(403)
Repayments of short-term bank loans	17	(407)	(654)
Repayments of medium-term notes	20	(8)	(109)
Proceeds from medium-term notes	20	-	10
Net cash used in financing activities		(13,327)	(13,314)
NET INCREASE IN CASH AND CASH EQUIVALENTS		545	3,316
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		1,039	168
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4	13,118	9,634
ENDING BALANCE ON DISPOSED SUBSIDIARY		(6)	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	4	14,696	13,118

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

1.   GENERAL

a.   Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commerciallyin 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 23).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H.Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendment of which was about,among others, the change of capital structure through the Company’s 5-for-1 stock split whereby each share with par value of Rp250 would be split into Rp50 per share, and the Partnership and Community Development Programme (PKBL) was excluded  from the Work Plan and Company Budgets, based on notarial deed No. 11 dated May8, 2013 of Ashoya Ratam, S.H., MKn. The latestamendment was accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.10-22500 dated June7, 2013.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and services and informatics, and to optimize the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:

a.     Main business:

i.      Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.     Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

b.    Supporting business:

i.      Providing payment transactions and money transferring services through telecommunications and information networks.

ii.     Performing activities and other undertakings in connection with the optimization of the Company's resources, which among others include the utilization of the Company's property and equipment and moving assets, information systems, education and training, and repairs and maintenance facilities.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

The Company was granted several telecommunications licenses by the government of the Republic of Indonesia which are valid for an unlimited period of time as long as the Company complies with prevailing laws and telecommunications regulations and fulfills the obligation stated in those licenses. For every license, an evaluation is performed annually and an overall evaluation is performed every 5 (five) years.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

1.   GENERAL (continued)

a.   Establishment and general information (continued)

The Company is obliged to submit reports of services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”). The reports comprise information such as network development progress, service quality standard achievement, total customers, license payment and universal service contribution, while for internet telephone services for public purpose (“ITKP”), there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License to operate local, fixed line and basic telephone services network	381/KEP/ M.KOMINFO/ 10/2010	Local fixed line and basic telephone services network	October 28, 2010
License to operate fixed domestic long distance and basic telephone services network	382/KEP/ M.KOMINFO/ 10/2010	Fixed domestic long distance and basic telephone services network	October 28, 2010
License to operate fixed international and basic telephone services network	383/KEP/ M.KOMINFO/10/2010	Fixed international and basic telephone services network	October 28, 2010
License to operate fixed closed network	398/KEP/ M.KOMINFO/ 11/2010	Fixed closed network	November 12, 2010
License to operate internet telephone services for public purpose	384/KEP/DJPT/ M.KOMINFO/ 11/2010	ITKP	November 29, 2010
License to operate as internet service provider	83/KEP/DJPPI/ KOMINFO/ 4/2011	Internet service provider	April 7, 2011
License to operate data communication system services	169/KEP/DJPPI/ KOMINFO/ 6/2011	Data communication system services	June 6, 2011
License to operate packet switched based local fixed line network	331/KEP/ M.KOMINFO/ 07/2011	Packet switched based local fixedm line network	July 27, 2011
License to operate network access point	331/KEP/ M.KOMINFO/ 09/2013	Network Access Point (“NAP”)	September 24, 2013

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary and employees

1.   Boards of Commissioners and Directors

Based on resolutions made at the Annual General Meeting (“AGM”)of Stockholders of the Company held on May 11, 2012 as covered by notarial deed No. 14 of Ashoya Ratam, S.H., MKn.and the AGM of Stockholders of the Company held on May 8, 2013 as covered by notarial deed No. 11 of Ashoya Ratam, S.H., MKn., the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2013 and 2012, respectively, was as follows:

	2013*	2012
President Commissioner	Jusman Syafii Djamal	Jusman Syafii Djamal
Commissioner	Parikesit Suprapto	Parikesit Suprapto
Commissioner	Hadiyanto	Hadiyanto
Commissioner	Gatot Trihargo**	-
Independent Commissioner	Virano Gazi Nasution	Virano Gazi Nasution
Independent Commissioner	Johnny Swandi Sjam	Johnny Swandi Sjam
President Director	Arief Yahya	Arief Yahya
Director of Finance	Honesti Basyir	Honesti Basyir
Director of Innovation and Strategic Portfolio	Indra Utoyo	Indra Utoyo
Director of Enterprise and Business Service	Muhamad Awaluddin	Muhamad Awaluddin
Director of Wholesale and International Services	Ririek Adriansyah	Ririek Adriansyah
Director of Human Capital Management	Priyantono Rudito	Priyantono Rudito
Director of Network, Information Technology and Solution	Rizkan Chandra	Rizkan Chandra
Director of Consumer Services	Sukardi Silalahi	Sukardi Silalahi

*	The change of Director’s title is based on Director’s Regulation No.202.11/r.00/HK.200/COP-B0400000/2013 dated June 25, 2013 and Director’s Decree No. SK.2287/PS320/HCC-10/2013 dated June 28, 2013
**	Appointed in the General Meeting of Stockholders held on April 19, 2013

2.   Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and the Corporate Secretary as of December 31, 2013 and 2012, were as follows:

	2013	2012
Chair	Johnny Swandi Sjam	Johnny Swandi Sjam
Secretary	Agus Yulianto	Salam
Member	Parikesit Suprapto	Parikesit Suprapto
Member	-	Agus Yulianto
Member	Sahat Pardede	Sahat Pardede
Member	Virano Gazi Nasution	Virano Gazi Nasution
Corporate Secretary	Honesti Basyir	Agus Murdiyatno

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Boardof Directors, Audit Committee, Corporate Secretary and employees (continued)

3.   Employees

As of December 31, 2013 and 2012, the Company and subsidiaries had 25,011 employees and 25,683 employees (unaudited), respectively.

c.   Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the the Annual General Meeting (“AGM”) of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

1.   GENERAL (continued)

c.   Public offering of securities of the Company (continued)

During the Extraordinary General Meeting(“EGM”) held on December 21, 2005 and the AGM held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved phase I, II, III and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares (Note 25).

During the period December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company has sold all such shares(Note 25).

On April 19, 2013,  in the AGM held on April 19, 2013 as covered by notarial deedNo. 38 of Ashoya Ratam, S.H., MKn., dated April 19, 2013 the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Notes 23 and 25).

At the AGM held on April 19, 2013, the minutes of which are covered by notarial deed No.38 of Ashoya Ratam, S.H, MKn, dated April 19, 2013 the Company’s stockholders approved the Company’s 5-for-1stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares (Notes 23 and 25).

As of December31, 2013, all of the Company’s Series B shares are listed on the IDXand 50,155,649ADS shares are listed on the NYSE and LSE (Note 23).

As of December 31, 2013, the Company’s outstanding rupiah bondsrepresents the second Rupiah bonds issued on June 25, 2010 with a nominal amount of Rp1,005 billion for a five-year period and Rp1,995 billion for a ten-year period for Series A and Series B, respectively, are listed on the IDX (Note 20a).

d.   Subsidiaries

As of December 31, 2013 and 2012, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i)    Direct subsidiaries:

Subsidiary/place of incorporation	Nature of business/ date of incorporation or acquisition by the Company	Date of starts of commercial operations	Percentage of ownership interest		Total assets before elimination
			2013	2012	2013	2012
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecommunication - Provides telecommunication facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology/ May 26, 1995	1995	65	65	73,336	63,576
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	7,363	4,931

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

1. GENERAL (continued)

d.   Subsidiaries (continued)

(i)    Direct subsidiaries: (continued)

Subsidiary/place of	Nature of business/ date of incorporation	Date of starts of	Percentage of ownership interest		Total assets before elimination
incorporation	or acquisition by the Company	commercial operations	2013	2012	2013	2012
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia and line telecommunication services/ May 9, 2003	1998	100	100	5,297	3,395
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	3,804	2,440
PT Pramindo Ikat Nusantara (“Pramindo”), Jakarta, Indonesia	Telecommunication construction and services/ August 15, 2002	1995	100	100	1,365	1,202
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/ April 25, 2001	1982	99.99	99.99	1,574	622
PT Indonusa Telemedia (“Indonusa”), Jakarta, Indonesia*	Pay television and content services/ May 7, 1997	1997	20 (including 0.46% ownership through Metra)	100 (including 0.46% ownership through Metra)	-	771
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction service and trade in the field of telecommunication/ November 26, 2012	2013	100	100	946	-
PT Patra Telekomunikasi Indonesia (“Patrakom”) Jakarta, Indonesia**	Telecomunication provides fixed line communication system/ September 28, 1995	1996	100	40	255	218
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/ December 29, 1998	1999; ceased operations on January 13, 2006	60	60	5	5

*	On October 8, 2013, the Company disposed 80% of its interest in PT Indonusa (Notes 3 and 9)
**	On September, 25 and November, 29, 2013, the Company acquired additional interest of 40% and 20%, respectively, of Patrakom (Note 3)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

1.  GENERAL (continued)

d.   Subsidiaries (continued)

(ii) Indirect subsidiaries:

Subsidiary/place of	Nature of business/ date of incorporation	Date of starts of	Percentage of ownership interest		Total assets before elimination
incorporation	or acquisition by the Company	commercial operations	2013	2012	2013	2012
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service system implementation and integration service, outsourcing and software license maintenance/ May 1,1987	1988	100	100	1,890	1,014
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service provides telecommunication information services and other information services in the form of print and electronic media and call center services/ September 22,1999	1984	100	100	1,223	985
Telekomunikasi Indonesia International (“TL”) S.A., Timor Leste	Telecommunication/ September 11, 2012	2012	100	100	803	75
Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/ December 6, 2007	2008	100	100	785	519
PT Metra Digital Media (“MDM”), Jakarta, Indonesia	Telecommunication information services/ January 8, 2013	2013	100	-	692	-
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	Service for property development and management/ February 1, 2012	2012	55	55	493	150
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Banking data and communication/ October 31, 2005	2006	60	60	203	112
Telekomunikasi Indonesia International Ltd., Hong Kong	TelecommunicationDecember 8, 2010	2010	100	100	90	51
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services/ February 25, 2010	2010	75	75	127	95
PT Metra Plasa (“Metra Plasa”), Jakarta, Indonesia	Website services/ April 9, 2012	2012	60	60	86	95
PT Metra-Net (“Metra-Net”), Jakarta, Indonesia	Multimedia portal service/ April 17, 2009	2009	100	100	40	33
PT Graha Yasa Selaras (“GYS”) Jakarta, Indonesia	Tourism service/ April 27, 2012	2013	51	51	32	7

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

1.  GENERAL (continued)

d.   Subsidiaries (continued)

(ii) Indirect subsidiaries:

Subsidiary/place of	Nature of business/ date of incorporation	Date of starts of	Percentage of ownership interest		Total assets before elimination
incorporation	or acquisition by the Company	commercial operations	2013	2012	2013		2012
PT Pojok Celebes Mandiri (“Pointer”) Jakarta, Indonesia	Tour agent/bureau services/ August 30, 2013	2008	51		14		-
Telekomunikasi Indonesia Internasional Pty Ltd. Australia	Telecomunication/ January 9, 2013	2013	100				-
PT Satelit Multimedia Indonesia (“SMI”) Jakarta, Indonesia	Commerce and providing network services, telecommunication satellite, and multimedia services/ March 25, 2013	2013	99.99		6		-
PT Metra Media (“MM”) Jakarta, Indonesia	Trade service, construction reveransir, services, etc./ January 8, 2013	2013	99.83		0		-
Telkomsel Finance B.V., (“TFBV”), Amsterdam, The Netherlands*	Finance – established in 2005 for the purpose of borrowing, lending and raising funds including issuance of bonds, promissory notes or debts/ February 7, 2005	2005	-	65		-	8
Aria West International Finance B.V. (“AWI BV”), The Netherlands**	Established to engage in rendering services in the field of trade and finance services/ June 3, 1996	1996; ceased operations on July 31, 2003	-	100	-		0
Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius***	Finance – established to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities/ April 22, 2002	2002	65	65	0		-
PT Metra TV (“Metra TV”)	Pay TV services/ January 8, 2013	2013	99.83		-		-
Telekomunikasi Indonesia International (USA) Inc. USA	Telecommunication/ December 11,2013	2013	-	100	-		-

*	Based on Decition Letter No. 959/2013 dated November 1, 2013 from the Amsterdam Court, TFBV was liquidated effective from August 22, 2013.
**	On December 2, 2013, AWI was liquidated.
***	As of December 31, 2013, TSFL was under liquidation process.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(a)  Metra

On April 2, 2012, based on notarial deed No. 03 dated April 2, 2012 of Utiek R. Abdurachman, S.H., MLI., MKn., Metra established PT Metra Plasa (“Metra Plasa”)  with authorized capital of Rp50 million and issued and fully paid capital of Rp12.5 million.

On July 20, 2012, based on the Circular Resolution of Stockholders of Metra Plasa, as covered by notarial deed No. 1 dated October 1, 2012 of Utiek R. Abdurachman, S.H., MLI., MKn., Metra Plasa’s stockholders agreed on the following:

i.	to increase Metra Plasa’s authorized capital from Rp50 million to Rp60 billion consisting of 6,000,000 shares with nominal value of Rp10,000 (full amount) per share;
ii.	to increase its issued and fully paid capital from Rp12.5 million owned 100% by Metra to Rp15.25 billion by issuing 1,523,750 additional shares with nominal value of Rp10,000(full amount) per share;
iii.

from the issued new shares, 913,750 shares with total nominal value of Rp9 billion were subscribed by Metra while 610,000 shares with total nominal value of Rp6 billion were subscribed by eBay International AG at a premium totaling Rp78 billion. Metra’s ownership was diluted to 60% with the remaining 40% owned by eBay International AG.

On September 21, 2012, based on notarial deed No. 11 dated September 21, 2012 of N.M. Dipo Nusantara Pua Upa, S.H., MKn., which was approved by the MoLHR in its Letter No. AHU-50211.AH.01.01/2012 dated September 26, 2012, Metra established a company with Pelindo II, a related party of the Company, under the name PT Integrasi Logistik Cipta Solusi (“ILCS”) with Metra obtaining49% ownership. ILCS is engaged in providing E-trade logistic services and other related services.

On January 8, 2013, based on notarial deed No. 02 dated January 8, 2013 of Utiek R. Abdurachman, S.H., MLI., MKn., which was approved by the MoLHR through its Letter No. AHU-03276.AH.01.01/2013 dated January 29, 2013, Metra established a subsidiary, PT Metra Media (“MM”), and obtained 99.83% ownership. MM is engaged in providing trade, construction, advertising and other services.

On January 8, 2013, based on notarial deed No. 03 dated January 8, 2013 of Utiek R. Abdurachman, SH., MLI., MKn., which was approved by the MoLHR through its Letter No. AHU-03261.AH.01.01/2013 dated January 29, 2013, Metra established a subsidiary, PT Metra TV (“Metra TV”), and obtained 99.83% ownership. Metra TV is engaged in providing subscription-broadcasting services.

On January 22, 2013, based on notarial deed No. 28 dated January 22, 2013 of N.M. Dipo Nusantara Pua Upa, S.H., MKn., which was approved by the MoLHR through its Letter No. AHU-03084.AH.01.01/2013 dated January 28, 2013; Metra established a subsidiary, PT Metra Digital Media (“MDM”), and obtained 99.83% ownership. MDM is engaged in providing telecommunication information and other services.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

1.      GENERAL (continued)

d.   Subsidiaries (continued)

(a)   Metra (continued)

On March 25, 2013, based on notarial deed No. 38 dated March 25, 2013 of N.M. Dipo Nusantara Pua Upa, S.H., MKn., which was approved by the MoLHR in its Letter No. AHU-20566.AH.01.01/2013 dated April 17, 2013, Metra established PT Satelit Multimedia Indonesia (“SMI”) and obtained 99.99% ownership. SMI is engaged in commerce and providing network services, telecommunication, satellite, and multimedia devices.

On August 16, 2013, based on notarial deed No. 5 dated August 16, 2013 of N.M. Dipo Nusantara Pua Upa, S.H., MKn. which was approved by the MoLHR in its Letter No. AHU-0081886.AH.01.09/2013 dated August 30, 2013, Metra changed the ownership PT Pojok Celebes Mandiri (“Pointer”) under a Sales and Purchase of Shares Agreement dated June 12, 2013. about purchasing outstanding shares of Pointer for 2,550 shares equivalent to Rp255 million on 51% ownership.

(b)  TII

Based on the Circular Resolution of Stockholders of TII dated September 11, 2012, as covered by notarial deed No. 04 dated October 4, 2012 of Siti Safarijah, S.H., TII’s stockholders agreed to establish a subsidiary in Timor Leste under the name Telekomunikasi Indonesia International (“TL”) S.A. to engaged in providing telecommunication services.

On January 9, 2013, based on the Circular Resolution of the Stockholders of TII dated January 9, 2013, as covered by notarial deed No. 04 dated February 6, 2013 of Siti Safarijah, S.H., TII’s stockholders agreed to establish a subsidiary, in australia Telekomunikasi Indonesia Internasional Australia Pty. Ltd. (“Telkom Australia”). Telkom Australia is engaged in providing telecommunication services and IT-based services.

On May 13, 2013, TII through Telekomunikasi Indonesia International (Hong Kong) Ltd. established a subsidiary in Telkom Macau, Ltd. (“Telkom Macau”). Telkom Macau is engaged in providing telecommunication services.

On June 3, 2013, TII through Telekomunikasi Indonesia International (Hong Kong) Ltd. established a subsidiary in Telkom Taiwan, Ltd. (“Telkom Taiwan”). Telkom Taiwan is engaged in providing telecommunication services.

On December 31, 2013, TII established a subsidiary in United States, Telekomunikasi Indonesia International (USA), Inc. Ltd. (“Telkom USA”). Telkom USA  is engaged in providing telecommunication services. For the year ended December 31, 2013, Telkom USA had no financial and operational activities

(c)  GSD

Based on notarial deed No.71 dated December 27, 2011 of Kartono, S.H. which was approved by the MoLHR through its Decision Letter No. AHU-05281.AH.01.01/2012 dated February 1, 2012, GSD established a subsidiary under the name PT Telkom Landmark Tower (“TLT”), with Yayasan Kesehatan (“Yakes”), a related party of the Company, with GSD obtaining 55% ownership. TLT is engaged in property development and management.

Based on notarial deed No.48 dated February 7, 2012 of Sri Ahyani, S.H. which was approved by the MoLHR in its Letter No. AHU-22272.AH.01.01/2012 dated April 27, 2012, GSD established a subsidiary under the name PT Graha Yasa Selaras (“GYS”), with Yakes, a related party of the Company, with GSD obtaining 51% ownership. GYS is engaged in the tourism business.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(d)  Telkom Akses

On November 26, 2012, based on notarial deed No. 20 dated November 26, 2012 of Siti Safarijah, S.H. which was approved by the MoLHR in its Letter No. AHU-60691.AH.01.01/2012 dated November 28, 2012, the Company established a wholly owned subsidiary, PT Telkom Akses (“Telkom Akses”). Telkom Akses is engaged in providing construction service and trade in the field of telecommunication.

(e)  Sigma

On June29, 2012, based on notarial deed No. 3dated August 13, 2012of Utiek R. Abdurachman, S.H., MLI, MKn.,  Sigma entered into a Sales Purchase Agreement to purchase 150,000 shares of PT Sigma Solusi Integrasi (“SSI”) or the equivalent of 30% of SSI’s total ownership, with atransaction value of Rp26billion from Marina Budiman, a non-controlling interest. On July 19, 2012, Sigma  settled the transaction.The difference betweenthe acquisition cost and the carrying amount of the interest acquired amounting to Rp22 billion is recorded as part of “Differencedue to acquisition of non-controlling interests in subsidiaries” which is presented under the equity section of the consolidated statement of financial position.

On August 15, 2012, based on notarial deeddated August 15, 2012 of Ny. Bomantari Julianto, S.H., Sigma entered into a Conditional Sales Purchase Agreement with
PT Bina Data Mandiri (“BDM”) to purchase a Data Center Business, with a transaction value of Rp230 billion, from BDM. Based on the closing agreement dated November 30, 2012, the identifiable assets arising from the acquisition comprised of land, buildings, machine and equipment with total fair value amounting to Rp150 billion and intangible assets which included customer contracts and backlog with fair value amounting to Rp3 billion.The acquisition resulted in a goodwill amounting to Rp77 billion.

On September 17, 2012, based on notarial deed No. 10 dated September 17, 2012 of Utiek R. Abdurachman, SH., MLI., MKn., Sigma’s stockholders agreed to liquidated its subsidiary, PT Sigma Karya Sempurna (“SKS”), effective from September 17, 2012. The liquidation constituted a process of internal restructuring of Sigma Group’s business. As of the issuance date of the consolidated financial statements, the liquidation process has been carried out to the extent of sales of assets and liabilities settlement.

On January 17, 2013, Sigma signed a shares sale and transfer and loan assignment agreement with Landeskreditbank Baden-Wuttemberg-Forderbank (“L-Bank”), and Step Stuttgarter Engineering Park Gmbh. (“STEP”) as stockholders of PT German Center Indonesia (“GCI”). Based on the agreement, Sigma agreed to buy all the shares of GCI owned by L-Bank and STEP and take over L-Bank’s stockholders’ loan at a purchase price of US$17.8 million (equivalent to Rp170 billion). The closing of this transaction was held on April 30, 2013 (Note 3a).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

      1.   GENERAL (continued)

d.   Subsidiaries (continued)

(f)   Infomedia

On October 24, 2012 based on notarial deed No. 15 dated October 24, 2012 of Zulkifli Harahap, S.H., which was approved by the MoLHR through its Decision Letter No. AHU-55715.AH.01.01/2012 dated October 30, 2012, Infomedia established a wholly owned subsidiary under the name PT Infomedia Solusi Humanika (“ISH”). ISH is engaged in the services for distribution and supply of labor.

On December 17, 2012, based on notarial deed No. 231 dated December 17, 2012 of M. Kholid Artha, SH., Infomedia purchased 1,778 and 1,777 shares of Balebat, a subsidiary of Infomedia, or the equivalent of 15.73% and 15.73%, respectively, of Balebat’s total ownership, with a transaction value of Rp4.4 billion and Rp4.4 billion, respectively, from Zikra Lukman and Siti Chadijah, respectively, who are the non-controlling interests. The difference between the purchase price and the carrying amount of the interests acquired amounting to Rp1 billion is recorded as part of “Difference due to acquisition of non-controlling interests in subsidiaries” which is presented under the equity section of the consolidated statements of financial position.

Based on notarial deed No. 04dated March7, 2013of Sjaaf De Carya Siregar, S.H.,Infomedia’s stockholders agreed to distribute dividend which was returned as the increment of issued and fully paid capital amounting to Rp44 billion.

Based on notarial deedNo. 18 dated July 24, 2013 of Zulkifli Harahap, S.H., Infomedia’sstockholders approved an increase in its paid-in capital by 88,529,790 shares, amounting to      Rp44 billion.

On November 20, 2013, Infomedia had an agreement on business transfer of its Telephone Directory Management business to MD Media.

 (g)  Dayamitra

On April 5, 2013, based on notarial deed No.002 dated April 5, 2013 of Andi Fatma Hasiah, S.H.,M.Kn., Dayamitra’s stockholders agreed to distribute dividend which was returned as increment of issued and fully paid capital amounting to Rp31 billion.

e.   Authorization for the issuance of the consolidated financial statements

The consolidated financial statements were prepared and approved to be issued by the Board of Directors on February 28, 2014.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with Financial Accounting Standards (“Standar Akuntansi Keuangan” or “SAK”) including Indonesian Financial Accounting Standards (“Pernyataan Standar Akuntansi Keuangan” or “PSAK”) and Interpretation of Financial Accounting Standards (“Interpretasi Standar Akuntansi Keuangan” or “ISAK”) in Indonesia published by Financial Accounting Standard Board of Indonesian Institute of Accountants and Regulation No. VIII.G.7 of the Capital Market  and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP- 347/BL/2012.

a.   Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts, which are measured using the basis mentioned in the relevant notes here in.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian Rupiah (“Rp”), unless otherwise stated.

Changes to the statements of financial accounting standards (PSAKs) and interpretations of statements of financial accounting standards (“Interpretasi Standar Akuntansi Keuangan” or “ISAKs”)

On January 1, 2013, the Company and subsidiaries adopted new and revised PSAKs, which were effective in 2013. Changes to the Company and subsidiaries’ accounting policies have been made as required in accordance with the transitional provisions in the respective standards and interpretations.

The adoption  of these new/revised standards and interpretations had no material effect to the consolidated financial statements:

•         PSAK 38, “Entities Under Common Control Business Combination”

•         PSAK 60 (Revised  2010), “Financial Instruments: Disclosures”

Several PSAKs and ISAKs have been issued by the Indonesian Financial Accounting Standards Board (DSAK) that are considered relevant to the financial reporting of the Company and its subsidiaries but are effective only for  financial statements covering the periods beginning on or after either January 1, 2014 or January 1, 2015

Effective beginning on or after January 1, 2014

•         ISAK 27, “Transfer of Assets from Customers”, adopted from International Financial Reporting Interpretations Committee (“IFRIC”)  18

•         ISAK 28, “Extinguishing Financial Liabilities with Equity Instruments”, adopted from  IFRIC 19

Effective beginning on or after January 1, 2015

•         PSAK 1 (2013), “Presentation of Financial Statements”, adopted from International Accounting Standards (IAS) 1

•         PSAK 4 (2013), “Separate Financial Statements”, adopted from IAS 4

•         PSAK 15 (2013), “Investments in Associates and Joint Ventures”, adopted from IAS 28

•         PSAK 24 (2013), “Employee Benefits”, adopted from IAS 19

•         PSAK 65, “Consolidated Financial Statements”, adopted from IFRS 10

•         PSAK 66, “Joint Arrangements”, adopted from IFRS 11

•         PSAK 67, “Disclosure of Interest in Other Entities”, adopted from IFRS 12

•         PSAK 68, “Fair Value Measurement”, adopted from IFRS 13

The Company is currently evaluating and has not yet determined the effects of these accounting standards and intrepretations on the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

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2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.   Principles of consolidation

The consolidated financial statements include the assets and liabilities of the Company and subsidiaries in which the Company, directly or indirectly has ownership of more than half of the voting power and has the ability to govern the financial and operating policies of the entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control, or the Company has the ability to control the entity, even though the ownership is less than or equal to half of the voting power. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date control ceases.

Non-controlling interest represents the portion of the profit and loss and net assets of the subsidiaries not attributable, directly or indirectly, to the Company. Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests proportionally in accordance with their ownership in the subsidiaries. Non-controlling interests are presented under the equity section of the consolidated statement of financial position, separately from the owners of the Company’s equity. In the consolidated statement of compherensive income, total profit or loss and total comprehensive income that can be attributed to the owners of the Company and to the non-controlling interests are presented separately, and not presented as income or expense.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

c.   Transactions with related parties

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public companies, enclosed in the decision letter No. KEP-347/BL/2012.The party  which is  considered as a related party is  a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No.VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public companies, enclosed in the decision letter No.KEP-347/BL/2012, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity. Formerly, the Company and subsidiaries in its disclosure applied the definition of related party used based on PSAK 7 “Related Party”.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company and subsidiaries. The related-party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.    Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and measured at cost representing the excess of the aggregate of the consideration transferred and the amount of any non-controlling interests in the acquiree’s net identifiable assets acquired and liabilities assumed. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.     Business combinations (continued)

The excess of the fair value of identifiable assets acquired and the liabilities assumed at the date of acquisitionover the aggregate fair value of consideration transferred and non-controlling interest in the acquireeat the acquisition date is a bargain purchase and recognized as gain in profit or loss  atthe acquisition date. Such gain is attributed to the acquirer.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement-period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

In case of loss of control over a subsidiary, the Company:

•         derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts when its loses of control;

•         derecognizes the carrying amounts of any non-controling interests of its former subsidiary on the date when it loses control;

•         recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;

•         recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;

•         recognizes any surplus or deficit in profit or loss that is attributable to the Company.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in theacquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method. In applying the pooling-of-interests method, the components of the financial statements for the period during which the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012),all balances of the Difference In Value of Restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e.   Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits with an original maturity of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as other current financial assets.

f.    Investments in associated companies

Investments in companies where the Company and subsidiaries have 20% to 50% of the voting rights, and through which the Company and subsidiary esexert significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Companyand subsidiaries recognize their proportionate share in the income or loss of the associated companies from the date that significant influence commences until the date that significant influence ceases. When the Company and subsidiaries’ share of loss exceeds the carrying amount of the investments in associated companies, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company and subsidiaries have incurred legal or constructive obligations or made payments on behalf of the associated companies.

Investment in a joint venture is accounted for using the equity method whereby the participation in a joint venture is initially recorded at cost and subsequently adjusted for changes that occur after the acquisition in the share of the venturer of the joint venture’s net assets.

The Company and subsidiaries determine at each reporting date whether there is any objective evidence that the investments in the associated companies are impaired. If there is, the Company and subsidiaries calculate and recognize the amount of impairment as the difference between the recoverable amount of the investments in associated companies and their carrying value.

These assets are included in long-term investment in the consolidated statement of financial position.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”) and the functional currency of Scicom (MSC) Berhad  (“Scicom”) and Telin Malaysia is the Malaysian ringgit (“MYR”).For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of translation adjustment in the equity section of the consolidated statement of financial position.

g.   Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of outstanding amounts. Receivables are written off in the year during which they are determined to be uncollectible.

h.   Inventories

Inventories consist of components, which are subsequently expensed or transferred to property and equipment upon use. Componentsrepresent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards, handsets, set top box, wireless broadband modems, and blank prepaid vouchers, which are expensed upon sale.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.   Inventories (continued)

The costs of inventories comprise of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognizedat the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method for components, SIM cards, RUIM cards, handsets, set top box, wireless broadband modem, and blank prepaid voucher.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.    Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.    Assets held for sale

Assets (or disposal groups)are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.   Intangible assets

Intangible assets consist of goodwill arising from business acquisitions, license and software. Intangible assets are recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Company or subsidiaries,and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Company and subsidiaries estimate the recoverable value of their intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is writtendown to its estimated recoverable amount.

Intangible assets are amortized using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Software	3-20
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statement of comprehensive income.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.    Property and equipment - direct acquisitions

Property and equipment directly acquired are stated at costless accumulated depreciation and impairment losses.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except landrights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	4-8
Customer Premise Equipment (“CPE”)	10
Other equipment	2-5

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated  amount that the Company and subsidiaries would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life.

The Company and subsidiaries periodically evaluate their property and equipment for impairment, whenever events and circumstances indicate that the carrying amount of the assets may not be recoverable. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based on the higher of its fair value less cost to sell or value-in-use.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable.

Major spare parts and standbyequipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statements of financial position,and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statement of comprehensive income.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.    Property and equipment - direct acquisitions (continued)

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If any computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statements of comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the specific property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use.

Equipment temporarily unused is reclassified to equipment not used in operations and depreciated over its estimated useful life using the straight-line method.

m.  Leases

In determining whether an arrangement is, or contains a lease, the Company and subsidiaries perform an evaluation over the substance of the arrangement. A lease is classified as a finance lease or operating lease based on the substance, not the form, of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership of the leased asset.

Assets and liabilities under a finance lease are recognized in the consolidated statements of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and subsidiaries are added to the amount recognized as assets.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Company and subsidiaries will obtain ownership by the end of the lease term, the leased assets are fully depreciated over the shorter of the lease term and their economic useful lives.

Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

n.   Deferred charges - land rights

The Company and subsidiaries have implemented ISAK 25, “Land Rights”, which was effective starting on January 1, 2012. Based on ISAK 25, costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized over the shorter of the term of the land rights or the economic life of the land.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.   Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business, if thep period is longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

p.   Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facilities to which it relates.

q.   Foreign currency translation

The functional currency and the recording currency of the Company and subsidiaries is the Indonesian Rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong, Telekomunikasi Indonesia International Pte., Singapore and Telekomunikasi Indonesia International S.A., Timor Leste whose accounting records are maintained in U.S. Dollars. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position date, monetary assets and monetary liabilities denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position date as follows:

	2013		2012
	Buy	Sell	Buy	Sell
United States Dollar (“US$”) 1	12,160	12,180	9,630	9,645
Euro 1	16,744	16,774	12,721	12,743
Yen 1	115.87	115.87	111.65	111.84

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of comprehensive income of the current period, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition

i.    Fixed line telephone revenues

Revenues from fixed line installations including incremental costs are deferred, and recognized as revenue and costs over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the expected term of the customer relationships in 2013 and 2012 to be 18 years and 10 years, respectively. Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

ii.    Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•         Airtime and charges for value added services are recognized based on usage by subscribers.

•         Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:

•         Sales of SIM and RUIM cards are recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•         Sales of pulse reload vouchers (either bundled in starter packs or sold as separate items) are recognized initially as unearned income and recognized proportionately as usage revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

•         Unutilized promotional credits are netted against unearned income.

iii.   Interconnection revenues

The revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operator subscriber calls to the Company and subsidiaries subscribers (incoming) and calls between subscribers of other operators through the Company and subsidiaries’ network (transit).

iv.   Data, internet and information technology service revenues

Revenues from data communication and internet are recognized based on service activity and performance which is measured by duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage-of-completion method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition (continued)

v.   Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

vi.   Other telecommunications service revenues

Revenues from other telecommunications services consist of Revenue-Sharing Arrangements (“RSA”) and sales of other telecommunication services or goods.

The RSA are recorded in a manner similar to capital leases where the property and equipment and obligation under RSA are reflected in the consolidated statements of financial position. All revenues generated from the RSA are recorded as a component of revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as finance costs with the balance treated as a reduction of the obligation under RSA.

Universal Service Obligation (“USO”) compensation from construction activities to design, build and finance assets for the grantor is recognized on the stage of completion basis. Revenues from operating and maintenance activities in respect of the assets under the concession are recognized when the services are rendered.

In concession contract under USO, the Company and subsidiaries have contractual rights to receive considerations from the grantor. The Company and subsidiaries recognize a financial asset in their consolidated statements of financial position, in consideration for the services they provide (designing, building, operation or maintenance of assets under concession). Such financial assets are recognized in the consolidated statements of financial position as Accounts Receivable, for the amount of fair value of the infrastructure on initial recognition and subsequently at amortized cost. The receivable is settled by means of the grantor’s payments received. The financial income calculated on the basis of the effective interest rate is recognized as financing income.

Revenues from sales of other telecommunication services or goods are recognized upon completion of services and or delivery of goods to customers.

vii.  Multiple-element arrangements

Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii. Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Company and subsidiaries act as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) because in substance, the Company and subsidiaries act as agents and earned commission from the suppliers of the goods and services sold.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition (continued)

ix.   Customer loyalty programme

The Company and subsidiaries operate a loyalty point programme, which allows customers to accumulate points for every certain multiple of the usage of telecommunication services. The points can then be redeemed in the future for free or discounted products, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points, Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

x.   Service Concession Arrangements

The Company and subsidiaries have implemented ISAK 16,” Service Concession Arrangements”, which is effective starting on January 1, 2012. Based on ISAK 16, revenues relating to construction or upgrade services under a service concession arrangement are recognized based on the stage of completion of the work performed. Operation or service revenue is recognized in the period in which the service is provided. When more than one service is provided in the service concession arrangements, the consideration received is allocated by reference to the relative value of the services.

Further, the developed infrastructure assets under these arrangements are not recognized as property and equipment of the operator, because the contractual arrangements do not convey the right to control the use of the public services infrastructure assets to the operator.

xi.   Expenses

Expenses are recognized as they are incurred.using accrual method.

s.   Employee benefits

i.    Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Company and subsidiaries.

ii.    Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less the fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there is no deep market for high quality corporate bonds.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Employee benefits (continued)

ii.     Pension and post-retirement health care benefit plans (continued)

Plan assets are assets that are held by the pension and post-retirement health care benefit plans. These assets are measured at fair value at the end of the reporting period, which is based on the securities’ quoted market price information. The amount of prepaid pension costs that can be recognized is limited to the total of any unrecognized past service costs, unrecognized actuarial losses and the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of the present value of defined benefit obligation or 10% of the fair value of plan assets, are charged or credited to the consolidated statements of comprehensive income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and as such are included in staff costs when they become payable.

iii.   Long Service Awards (“LSA”) and Long Service Leave (“LSL”)

Employees of Telkomsel are entitled to receive certain cash awards or certain numbers of days leave benefits based on length of service requirements. LSA are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination. LSL is either a certain number of days leave benefit or cash, subject to approval by management, provided to employees who have met the requisite number of years of service and with a certain minimum age.

Actuarial gains or losses arising from experience and changes in actuarial assumptions are charged immediately to the consolidated statements of comprehensive income.

The obligation with respect to LSA and LSL is calculated by an independent actuary using the projected unit credit method.

iv.   Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

v.   Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees who enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

vi.   Other post-retirement benefits

Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Employee benefits (continued)

vii.    Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ compensation received in exchange for the grant of shares is recognized as an expense in the consolidated statements of comprehensive income and credited to additional paid-in capital at the grant date.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligations for part or all of the benefits provided under a defined benefit plan.

t.    Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is  recognized directly in  equity.

Current tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the tax authorities.

The Company and subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and subsidiaries also recognize deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, such as tax rates and tax laws which have been enacted or substantially enacted at each reporting date.

The carrying amount of deferred tax asset shall be reviewed at the end of each reporting period and reduce the carrying amount to the extent that is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to tax obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or if appealed against, when the results of the appeal are determined. The additional taxes  and penalty imposed through an SKP are recognized as income or expense in the current period profit or loss, unless objection/appeal is taken. The additional taxes  and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

The Company and subsidiaries classify financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest rate method in accordance with their classification.

i.      Financial assets

The Company and subsidiaries classify their financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity financial assets or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company and subsidiaries commit to purchase or sell the assets.

The Company’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivables, long-term investments, advances and other non-current financial assets.

a.     Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other (expenses)/income in consolidated statement of comprehensive income in the period in which they arise.Financial asset measured at fair value through profit loss consists of derivative asset-put option which is recognized as part of other current financial assets.

b.    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables consist of, among other things, cash and cash equivalents, trade receivables, other receivables, other current financial assets and other non-current financial assets.

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

c.     Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity, other than:

a)	those that the Company upon initial recognition designates as assets at fair value through profit or loss;
b)	those that the Company designates as available for sale; and
c)	those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity financial assets as of December31, 2013 and 2012.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

i.      Financial assets (continued)

d.    Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale financial assets consist of bonds and mutual funds which are recorded as other current financial assets.

Available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of comprehensive income, and are determined on the specific identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other than temporary is charged to the consolidated statement of comprehensive income.

ii.    Financial liabilities

The Company and subsidiaries classify their financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Company and subsidiaries’ financial liabilities include trade payables and other payables, accrued expenses, loans and other borrowings which consist of short-term bank loans, obligations under capital lease, two step loans, bonds and notes, and bank loans.

a.     Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing them in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of December31, 2013 and 2012.

b.    Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost aretrade payables, other payables, accrued expenses, loans, bonds and notes.

iii.   Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statementof financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the assets and settle the liabilities simultaneously.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

iv.    Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arms’ length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may includeusing recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same,a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 44.

v.   Impairment of financial assets

The Company and subsidiaries assess the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial asset. Impairment is recognized when the loss event can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

Impairment loss on financial assets carried at cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

vi.   Derecognition of financial instrument

The Company and subsidiaries derecognize a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Company and subsidiaries transfer substantially all the risks and rewards of ownership of the financial asset.

The Company and subsidiaries derecognize a financial liability when the obligation specified in the contract is discharged or cancelled or expired.

v.   Treasury stock

Reacquired Companyshares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction to equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employees ownership program is accounted for at its fair value. The difference between the cost and the proceeds from the sale/transfer value of treasury stock is credited to “Additional Paid-in Capital”.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w.   Dividends

Dividend distribution to the Company’s stockholders is recognized as a liability in the Company’s consolidated financial statements in the year in which the dividend is approved by the Company’s stockholders. The Company recognizes interim dividend as a liability based on the Board of Directors’ decision with the approval from the Board of Commissioners.

x.   Basic earnings per share and earnings per ADS

Basic earnings pershare is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying basic earnings per share by 200, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial investments.

y.   Segment information

The Company and subsidiaries' segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Company and subsidiaries' chief operating decision maker i.e., Directors, to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available.

z.   Provision

Provisionis recognized when the Company and subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the obligation.

aa.  Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

i.    Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of retirement benefit obligations.

The Company and subsidiaries determine the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Company and subsidiaries consider the interest rates of government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Critical Accounting Estimates and Judgements (continued)

i.    Retirement benefits (continued)

If there is an improvement in the ratings of such government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefits obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 34, 35 and 36.

ii.   Estimating useful lives of property and equipment and intangible assets

The Company and subsidiaries estimate the useful lives of their property and equipment and intangible assets based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior.The estimates of useful lives of property and equipment are based on the Company and subsidiaries’ collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Company and subsidiaries review estimates of useful lives at least each financial year end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. The amounts and timing of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amount of property and equipment are disclosed in Note 11 and intangible assets in Note 13.

iii.  Provision for impairment of receivables

The Company and subsidiaries assess whether there is objective evidence that trade receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisionis adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amount of provision for impairment of receivables are disclosed in Note 6.

iv.  Income taxes

Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company and subsidiaries recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amount of income tax are disclosed in Note 31.

v.   Impairment of non-financial assets

The Company and subsidiaries annually assess whether goodwill is impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined based on the higher of its fair value less costs to sell and its value in use, calculated on the basis of management’s assumptions and estimations.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Critical Accounting Estimates and Judgements (continued)

v.   Impairment of non-financial assets (continued)

In determining value in use, the Company and subsidiaries apply management judgement in establishing forecasts of future operating performance, as well as the selection of growth rates and discount rates. These judgements are applied based on our understanding of historical information and expectations of future performance. Changing the key assumptions, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the value in use calculations.

For the years ended December 31, 2013 and 2012,the Company recognized Rp596 billion and Rp247 billion, respectively,of impairment loss on property and equipment pertaining to the fixed wireless services. A 1% increase in the discount rate used would result in an increase in impairment loss of approximately Rp703billion and Rp458 billion in 2013 and 2012, respectively. However, the recoverable amount of the fixed wireless CGU is most sensitive to whether management will be able to implement its plans, including the cost efficiency plan, such that it generates positive cash flows and returns to profitability as projected. If the performance of the fixed wireless CGU continues to decline or if management’s initiatives are not performing as expected in the next financial year, analysis will be required to assess whether there will be further impairment next year (Note 11b).

vi.  Fair value of put option and investment in PT Indonusa Telemedia

Indetermining the fair value, the Company uses management’s judgment to determine future projected operational performance, growth rate and discount rate. These considerations are applied on the basis ofmanagement’s understanding of historical information and expectation of future operational performance. Detail of the nature and recorded amount of Put Option and investment in Indonusa is disclosed in Notes 3,5 and 10.

3.   BUSINESS COMBINATIONS

a.     Acquisitions

Acquisition of PT German Center Indonesia

On January 17, 2013, Sigma signed a sales and purchase of sharesagreement and transfer of debt with Landeskreditbank Baden-Wurttemberg-Forderbank (“L-Bank”) and Step Stuttgarter Engineering Park Gmbh (“STEP”) as the shareholders of PT German Centre Indonesia (“GCI”). Based on the agreement, on April 30, 2013,  Sigmahas bought shares owned by L-Bank and STEP in GCI.Through the acquisition, Sigma enlarged its data center capacity that can be offered its customers.

Acquisition of Patrakom

On September 25, 2013, based on notarial deed No. 22 of Ashoya Ratam, S.H.,M.Kn, the Company entered  into a Sales  and Purchase Agreement (SPA) with PT ELNUSA Tbk for the Company’s acquisition of the 40%  ownership in PT Patra Telekomunikasi Indonesia (“Patrakom”) for Rp45.6 billion. This SPA results in the Company’s ownership in Patrakom to increase from 40% to 80% (Note 10).

Subsequently, onNovember  29, 2013, based on notarial deed No. 54 of Ashoya Ratam, S.H., M.Kn.,  dated November 29, 2013 the Company has signed a SPA with PT Tanjung MustikaTbk for the Company’s acquisition of the remaining of 20%  ownershipin Patrakomfor Rp24.8 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

3.   BUSINESS COMBINATION (continued)

a.     Acquisition (continued)

Acquisition of Patrakom (continued)

Patrakom is a satellite-based closed fixed telecommunications network operator and as provider of communications solutions and network with a permit as Operator of Micro Earth StationsCommunications Systems (“SKSBM”) in partnership with manufacturers of telecommunications equipment to serve various companies.Through the acquisition of Patrakom, the Company canintegrate Patrakom’s business activities in accordance with the Company’s business development plan.

The fair values of the assets acquired and liability transferred at the acquisition datesare as follows:

	GCI	Patrakom	Jumlah
Cash and equivalents	3	39	42
Other current assets	18	122	140
Property and equipment (Note 11)	225	171	396
Current liabilities	(15)	(171)	(186)
Non-current liabilities	(16)	(45)	(61)
Fair value of the identifiable net assets acquired	215	116	331
Bargain purchase	(42)	-	(42)
Fair value of previously held equity interests	-	(46)	(46)
Fair value of the consideration transferred	173	70	243

The excess of fair value of the identifiable net assets acquired over thefair value of the consideration transferred, amounting Rp42 billion, was recorded as other income in the consolidated statement of comprehensive income of the current year. Cost related to the acquisition amountingto Rp4.3 billion was incurred in the current period.

Since the acquisition dates, GCI and Patrakom has generated operating revenue amounting to Rp23billion.

The business combination transactions mentioned above complied to the related Bapepam-LK Regulations.

b.    Disposal of Indonusa

On October 8, 2013, the Company sold 80% of its ownership in Indonusa to PT Trans Cosporaand PT Trans Media Corpora for Rp926 billion. Further, on the same date, the Company, Metra and PT Trans Corpora signed a Shareholders Agreement that establishes mutual relationship among the shareholders of Indonusa, includingthe grant of the right to the Company and Metra to sell their 20% remaining ownership in Indonusa to PT Trans Corpora at any time in 24 months after the second year ofthe closing transaction at a certain price (Put Option).

The Company had received the full payment for the sale transaction.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

3.   BUSINESS COMBINATION (continued)

b.   Disposal of Indonusa

The Company recognized the gain on sale of Indonusa shares in the consolidated statement of comprehensive income of thecurrent year as follows:

Amount
Fair value of payment received:
Cash	926
Put option	289
Fair value of interest retained in Indonusa (Note 10)	182
Carrying amount of assets and liabilities of Indonusa	(14)
Gain on sale of shares	1,383

4.   CASH AND CASH EQUIVALENTS

	2013	2012
Cash on hand	7	7
Cash in banks
Related parties
Rupiah
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	804	913
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	409	284
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	70	87
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	50	13
Others	6	1
	1,339	1,298
Foreign currencies
Bank Mandiri	458	222
BNI	224	20
BRI	75	2
Others	0	0
	757	244
Sub total	2,096	1,542
Third parties
Rupiah
Deutsche Bank AG (“DB”)	62	62
Others (each below Rp50 billion)	163	162
	225	224
Foreign currencies
Standard Chartered Bank (“SCB”)	313	112
Others (each below Rp50 billion)	102	65
	415	177
Sub total	640	401
Total cash in banks	2,736	1,943

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

4.   CASH AND CASH EQUIVALENTS (continued)

	2013	2012
Time deposits
Related parties
Rupiah
BRI	2,445	2,883
BNI	1,975	1,511
Bank Mandiri	1,271	312
BTN	375	401
PT Bank Syariah Mandiri (”BSM”)	50	23
Others (each below Rp20 billion)	-	20
	6,116	5,150
Foreign currencies
BRI	3,260	1,966
BNI	264	112
Bank Mandiri	-	222
	3,524	2,300
Sub total	9,640	7,450
Third parties
Rupiah
PT Bank Central Asia Tbk (“BCA”)	599	-
PT Bank Mega Tbk (“Bank Mega”)	275	335
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk (“BJB”)	245	170
PT Bank Muamalat Indonesia Tbk	150	153
PT Bank Yudha Bhakti	145	-
PT Bank Tabungan Pensiunan Nasional Tbk	136	167
PT Bank Internasional Indonesia Tbk (“BII”)	126	120
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”)	83	225
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	73	-
PT Bank Panin Tbk	70	100
PT Bank Bukopin Tbk (“Bank Bukopin”)	65	160
PT Bank OCBC NISP Tbk (“OCBC NISP”)	-	400
Citibank N.A. (“Citibank”)	-	400
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	-	61
PT Bank UOB Indonesia (“Bank UOB”)	-	60
Others (each below Rp50 billion)	102	46
	2,069	2,397
Foreign currencies
OCBC NISP	244	517
SCB	-	804
	244	1,321
Sub total	2,313	3,718
Total time deposits	11,953	11,168
Grand Total	14,696	13,118

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

4.   CASH AND CASH EQUIVALENTS (continued)

Interest rates per annum on time deposits are as follows:

	2013	2012
Rupiah	1.00% - 11.50%	2.25% - 8.50%
Foreign currencies	0.03% - 3.00%	0.05% - 3.50%

The related parties in which the Company and subsidiaries place their funds are state-owned banks. The Company and subsidiaries placed a majority of their cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 37 for details of related party transactions.

5.   OTHER CURRENT FINANCIAL ASSETS

	2013	2012
Time deposits
Related parties
BRI	1,000	1,650
Others	19	-
Sub total	1,019	1,650
Third parties
SCB	1,859	1,350
CIMB Niaga	1,800	-
OCBC NISP	1,600	1,000
Others	10	-
Sub total	5,269	2,350
Total time deposits	6,288	4,000
Available-for-sale financial assets
Related parties
Government	133	123
State-owned enterprises	74	67
PT Bahana Securities (“Bahana”)	-	48
Sub total	207	238
Third parties	65	72
Total available-for-sale financial assets	272	310
Derivative asset – Put Option	297	-
Others	15	28
Total	6,872	4,338

As of December 31, 2013 and 2012, time deposits denominated in foreign currency amounted to Rp59 billion and Rp0, respectively.

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2013	2012
Rupiah	1.60% - 10.50%	6.25% - 6.75%
Foreign currency	1.00% - 1.10%	-

Refer to Note 37  for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

6.   TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)     Related parties

	2013	2012
State-owned enterprises	877	549
Indonusa	180	-
PT Indosat Tbk (“Indosat”)	48	55
CSM	45	51
Patrakom *	-	56
Others	241	62
Total	1,391	773
Provision for impairment of receivables	(491)	(72)
Net	900	701

(ii)   Third parties

	2013	2012
Individual and business subscribers	7,010	6,177
Overseas international carriers	497	320
Total	7,507	6,497
Provision for impairment of receivables	(2,381)	(1,975)
Net	5,126	4,522

Trade receivables from certain parties are presented net of the Company and subsidiaries’ liabilities to such parties due to the existence of a legal right of set-off in accordance with the agreements with those parties.

b.   By age

(i)     Related parties

	2013	2012
Up to 6 months	836	442
7 to 12 months	223	248
More than 12 months	332	83
Total	1,391	773
Provision for impairment of receivables	(491)	(72)
Net	900	701

*In 2013, Patrakom was fully consolidated (Note 3).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

6.   TRADE RECEIVABLES (continued)

b.   By age (continued)

(ii)   Third parties

	2013	2012
Up to 3 months	4,526	3,969
More than 3 months	2,981	2,528
Total	7,507	6,497
Provision for impairment of receivables	(2,381)	(1,975)
Net	5,126	4,522

(iii)  Aging of total trade receivables

	2013		2012
	Gross	Provision for impairment of receivables	Gross	Provision for impairment of receivables
Not past due	3,618	10	3,174	140
Past due up to 3 months	1,525	401	1,250	157
Past due more than 3 to 6 months	703	321	455	193
Past due more than 6 months	3,052	2,140	2,391	1,557
Total	8,898	2,872	7,270	2,047

The Company and subsidiaries have made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of their customers’ credit history. The Company and subsidiaries do not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2013 and 2012, the carrying amount of trade receivables of the Company and subsidiaries considered past due but not impaired amounted to Rp2,418billion and Rp2,189 billion, respectively. Management has concluded that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.   By currency

(i)   Related parties

	2013	2012
Rupiah	1,361	686
U.S.Dollar	30	87
Total	1,391	773
Provision for impairment of receivables	(491)	(72)
Net	900	701

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

6.   TRADE RECEIVABLES (continued)

c.   By currency

(ii)   Third parties

	2013	2012
Rupiah	6,699	5,770
U.S.Dollar	806	722
Euro	1	3
Hong Kong Dollar	1	2
Total	7,507	6,497
Provision for impairment of receivables	(2,381)	(1,975)
Net	5,126	4,522

d.   Movements in the provision for impairment of receivables

	2013	2012
Beginning balance	2,047	1,732
Provision recognized during the year (Note 29)	1,589	848
Receivables written off	(622)	(533)
Acquisition	1	-
Disposal (Note 3)	(158)	-
Reclassification	15	-
Ending balance	2,872	2,047

The receivables written off are related-party and third-party trade receivables.

Management believes that the provision for impairment of trade receivables is adequate to cover losses on uncollectible trade receivables.

Certain trade receivables of thesubsidiaries amounting to Rp1,700 billion have been pledged as collateral under lending agreements (Notes 17 and 21).

Refer to Note 37 for details of related party transactions.

7.   INVENTORIES

	2013	2012
Components	272	183
SIM cards, RUIM cards, set top box and blank prepaid vouchers	102	134
Others	157	410
Total	531	727
Provision for obsolescence
Components	(21)	(51)
SIM cards, RUIM cards, set top box and blank prepaid vouchers	(1)	(1)
Modules	-	(96)
Total	(22)	(148)
Net	509	579

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

7.   INVENTORIES (continued)

Movements in the provision for obsolescence are as follows:

	2013	2012
Beginning balance	148	106
Divestment	(1)	-
Provision (reversal)recognized during the year	(29)	67
Reclassification	(96)	-
Inventories written-off	-	(25)
Ending balance	22	148

The inventories recognized as expense and included in operations, maintenance, and telecommunication service expenses (Note 28) for the years ended December 31, 2013 and 2012 amounted to Rp752 billion and Rp633 billion, respectively.

Management believes that the provision is adequate to cover losses from declines in inventory value due to obsolescence.

Certain inventories of the Company’s subsidiaries amounting to Rp53 billion have been pledged as collateral under lending agreements (Notes 17 and 21).

As of December 31, 2013 and 2012, certain inventories held by the Company and subsidiaries have been insured against fire, theft, and other specific risks with book value amounting to Rp280 billion and Rp272 billion respectively. Total sum insured as of December 31, 2013 and 2012 are amounting to Rp261 billion and Rp275 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses from the above risks.

8.   ADVANCES AND PREPAID EXPENSES

	2013	2012
Frequency license (Notes 41c.i and 41c.ii)	2,330	2,563
Prepaid rental	744	666
Advances	297	120
Salaries	209	165
Deferred expense	124	45
Insurance	84	18
Others (each below Rp50 billion)	149	144
Total	3,937	3,721

Refer to Note 37 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

9.   ASSET HELD FOR SALE

This account represents the carrying amount of Telkomsel’s equipment to be exchanged with equipment of Nokia Siemens Network Oy (“NSN Oy”) and PT Huawei Tech Investment (“PT Huawei”). The equipment will be used as part of the settlement for the exchanges of equipment from these companies.

In 2013, Telkomsel’s equipment with net carrying amount of Rp105billionis reclassified to asset held for sale (Note 11c.vi).

Asset held for sale is presented under personal segment (Note 38).

10.  LONG-TERM INVESTMENTS

		2013
	Percentage of ownership	Beginning balance	Addition (Deduction)	Share of net (loss) profit of associated company	Dividend	Translation adjustment	Ending balance
Long-term investments in associated companies:
Indonusa[a]	20.00	-	182	7	-	-	189
PT Melon Indonesia (“Melon”)[b]	51.00	42	-	(3)	-	-	39
ILCS[c]	49.00	48	-	(11)	-	-	37
Telin Malaysia[d]	49.00	-	20	(6)	-	4	18
CSM[e]	25.00	20	-	(20)	-	-	-
PSN[f]	22.38	-	-	-	-	-	-
Patrakom[g]	40.00	46	(46)	2	(2)	-	-
Scicom[h]	29.71	98	(88)	2	(3)	(9)	-
Sub total		254	68	(29)	(5)	(5)	283
Other long-term investments		21	-	-	-	-	21
Total long-term investments		275	68	(29)	(5)	(5)	304

	2013
	Assets	Liabilities	Revenue	Loss
Long-term investments in associated companies:
Indonusa[a]	655	669	363	(124)
Melon[b]	90	22	73	(6)
ILCS[c]	88	13	4	(22)
Telin Malaysia[d]	37	1	0	(11)
CSM [e]	1,273	1,387	306	(181)
PSN[f]	817	2,148	462	(55)
Total	2,960	4,240	1,208	(399)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

10.  LONG-TERM INVESTMENTS (continued)

		2012
	Percentage of ownership	Beginning balance	Addition (Deduction)	Share of net (loss) profit of associated company	Dividend	Translation adjustment	Ending balance
Long-term investments in associated companies:
Scicom[h]	29.71	101	-	(2)	(8)	7	98
ILCS[c]	49.00	-	49	(1)	-	-	48
Patrakom[g]	40.00	43	-	5	(2)	-	46
PT Melon Indonesia (“Melon”)[b]	51.00	44	-	(2)	-	-	42
CSM[e]	25.00	26	-	(11)	-	5	20
PSN[f]	22.38	-	-	-	-	-	-
Sub total		214	49	(11)	(10)	12	254
Other long-term investments		21	-	-	-	-	21
Total long-term investments		235	49	(11)	(10)	12	275

	2012
	Assets	Liabilities	Revenue	Profit (loss)
Long-term investments in associated companies:
Scicom[h]	223	17	399	40
ILCS[c]	104	7	1	(3)
Patrakom[g]	218	102	226	12
Melon[b]	89	7	10	(4)
CSM [e]	1,168	905	403	(44)
PSN[f]	590	1,512	292	1
Total	2,392	2,550	1,331	2

[a]	Indonusa had been the Company’s subsidiary until 2013 when the Company disposed 80% of its interest in Indonusa (Notes 1d and 3).
[b]

Melon is engaged in providing Digital Content Exchange Hub services (“DCEH”). As a result of the existence of substantive participating rights held by the other venturer over the significant financial and operating policies of Melon, Metra does not have control over Melon.

[c]	ILCS is engaged in providing E-trade logistic services and other related services.
[d]	Telin Malaysia is engaged in telecommunication services in Malaysia.
[e]	CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.
[f]

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia-Pacific Region. The Company’s share in losses of PSN has exceeded the carrying amount of its investment since 2001; accordingly, the investment value has been reduced to Rp nil. The unrecognized share of losses of PSN for the years ended December 31, 2013 and 2012 are Rp298 billion and Rp206 billion, respectively.

[g]

Patrakom has been engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry. Starting in 2013, Patrakom has been consolidated (Notes 1d and 3).

[h]

Scicom is engaged in providing call center services in Malaysia. On September 19, 2013, the Company sold its investment in Scicom (MSC) Berhad-Malaysia (Scicom), with the proceeds of disposal and the carrying amount of the investment on the date of disposal amounting to Rp153 billion and Rp88 billion, respectively, resulting in a gain of Rp65 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

11.  PROPERTY AND EQUIPMENT

	January 1, 2013	Business Acquisition	Divestment	Additions	Deductions	Reclassifications/ Translation	December 31, 2013
At cost:
Directly acquired assets:
Land rights	977	110	-	13	-	(2)	1,098
Buildings	3,787	120	-	98	(1)	220	4,224
Leasehold improvements	783	-	-	24	(27)	32	812
Switching equipment	23,750	0	-	428	(2,896)	(2,577)	18,705
Telegraph, telex, and data communication equipment	19	-	-	-	-	(13)	6
Transmission installation and equipment	85,289	-	-	1,777	(1,311)	10,098	95,853
Satellite, earth station, and equipment	7,267	158	(110)	56	(2)	87	7,456
Cable network	27,658	-	(601)	2,084	(117)	(37)	28,987
Power supply	10,434	3	(0)	253	(71)	1,136	11,755
Data processing equipment	8,196	-	(1)	968	(62)	129	9,230
Other telecommunications peripherals	280	-	-	230	-	(10)	500
Office equipment	680	5	(11)	138	(1)	(41)	770
Vehicles	71	0	(1)	279	(1)	(16)	332
Other equipment	111	-	(2)	0	-	(5)	104
Property under construction	1,312	-	-	15,349	-	(14,690)	1,971
Assets under finance lease
Transmission installation and equipment	2,873	-	(30)	3,170	(330)	-	5,683
Data processing equipment	339	-	-	5	(221)	-	123
Office equipment	15	-	-	-	(8)	-	7
Vehicle	-	-	-	26	(0)	-	26
CPE assets	22	-	-	-	-	-	22
RSA assets	459	-	-	-	-	-	459
Total	174,322	396	(756)	24,898	(5,048)	(5,689)	188,123

	January 1, 2013	Business Acquisition	Divestment	Additions	Impairment	Deductions	Reclassifications/ Translation	December 31, 2013
Accumulated depreciation and impairment losses:
Directly acquired assets:
Buildings	1,739	-	-	163	-	(0)	(62)	1,840
Leasehold improvements	609	-	-	67	-	(27)	-	649
Switching equipment	17,105	-	-	1,982	-	(2,718)	(3,466)	12,903
Telegraph, telex, and data communication equipment	16	-	-	-	-	-	(13)	3
Transmission installation and equipment	41,210	-	-	7,609	321	(1,205)	(1,269)	46,666
Satellite, earth station, and equipment	4,684	-	(142)	663	226	(2)	(239)	5,190
Cable network	17,291	-	(181)	1,022	49	(106)	(317)	17,758
Power supply	5,982	-	(0)	1,171	-	(67)	(292)	6,794
Data processing equipment	6,355	-	(1)	738	-	(49)	(221)	6,822
Other telecommunications peripherals	259	-	-	18	-	-	(10)	267
Office equipment	548	-	(6)	72	-	(1)	(49)	564
Vehicles	61	-	(1)	25	-	(1)	(16)	68
Other equipment	102	-	(1)	4	-	-	(5)	100
Assets under finance lease
Transmission installation and equipment	782	-	(3)	896	-	(330)	-	1,345
Data processing equipment	261	-	-	37	-	(215)	-	83
Office equipment	7	-	-	1	-	(6)	-	2
Vehicle	-	-	-	1	-	(0)	-	1
CPE assets	11	-	-	2	-	-	-	13
RSA assets	253	-	-	41	-	-	-	294
Total	97,275	-	(335)	14,512	596	(4,727)	(5,959)	101,362
Net Book Value	77,047							86,761

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

11.  PROPERTY AND EQUIPMENT (continued)

	January 1, 2012	Additions	Deductions	Reclassifications/ Translation	December 31, 2012
At cost:
Directly acquired assets
Land rights	842	135	-	(0)	977
Buildings	3,417	98	(0)	272	3,787
Leasehold improvements	650	6	(3)	130	783
Switching equipment	25,470	91	(1,438)	(373)	23,750
Telegraph, telex, and data communication equipment	20	-	-	(1)	19
Transmission installation and equipment	78,584	746	(1,680)	7,639	85,289
Satellite, earth station, and equipment	7,069	35	-	163	7,267
Cable network	26,392	1,965	(244)	(455)	27,658
Power supply	9,339	194	(83)	984	10,434
Data processing equipment	8,082	323	(210)	1	8,196
Other telecommunications peripherals	472	-	-	(192)	280
Office equipment	727	60	(47)	(60)	680
Vehicles	84	6	(4)	(15)	71
Other equipment	111	1	-	(1)	111
Property under construction	1,203	11,024	(43)	(10,872)	1,312
Assets under finance lease
Transmission installation and equipment	305	2,582	(10)	(4)	2,873
Data processing equipment	344	6	(0)	(11)	339
Office equipment	27	-	-	(12)	15
Vehicles	48	-	(48)	-	-
CPE assets	22	-	-	-	22
RSA assets	479	-	-	(20)	459
Total	163,687	17,272	(3,810)	(2,827)	174,322

	January 1, 2012	Additions	Impairment	Deductions	Reclassifications/ Translation	December 31, 2012
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	1,671	130	-	(0)	(62)	1,739
Leasehold improvements	502	63	-	(3)	47	609
Switching equipment	17,412	2,065	-	(1,112)	(1,260)	17,105
Telegraph, telex, and data communication equipment	17	0	-	-	(1)	16
Transmission installation and equipment	35,169	6,894	153	(988)	(18)	41,210
Satellite, earth station, and equipment	4,135	517	94	-	(62)	4,684
Cable network	16,952	1,057	-	(238)	(480)	17,291
Power supply	4,916	1,221	-	(59)	(96)	5,982
Data processing equipment	6,189	1,001	-	(165)	(670)	6,355
Other telecommunications peripherals	353	5	-	-	(99)	259
Office equipment	523	61	-	(14)	(22)	548
Vehicles	74	6	-	(4)	(15)	61
Other equipment	98	5	-	-	(1)	102
Assets under finance lease
Transmission installation and equipment	270	514	-	(2)	-	782
Data processing equipment	217	51	-	-	(7)	261
Office equipment	9	4	-	-	(6)	7
Vehicles	47	1	-	(48)	-	-
CPE assets	9	2	-	-	-	11
RSA assets	227	36	-	-	(10)	253
Total	88,790	13,633	247	(2,633)	(2,762)	97,275
Net Book Value	74,897					77,047

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

11.  PROPERTY AND EQUIPMENT (continued)

a.     Gain on disposal or sale of property and equipment

	2013	2012
Proceeds from sale of property and equipment	466	360
Net book value	(53)	(282)
Gain on disposal or sale of property and equipment	413	78

b.   Assets impairment

(i)     As of December 31, 2013 and 2012, the CGUs that independently generate cash inflows were fixed wireline, fixed wireless, cellular and others. As of December 31, 2013 and 2012, there were indications of impairment in the fixed wireless CGU (presented as part of personal segment), which were mainly due to increased competition in the fixed wireless market that resulted in lower average tariffs, declining active customers and declining Average Revenue Per User (“ARPU”). The Company assessed the recoverable value of the assets in the CGU and determined that assets for the fixed wireless CGU were impaired by Rp596 billion and Rp247 billion as at December 31, 2013 and 2012, respectively, which are recognized in the consolidated statement of comprehensive income under “Depreciation and amortization”. The recoverable amount has been determined based on value-in-use (VIU) calculations. These calculations used pre-tax cash flow projections approved by management covering a five-year period and with cash flows beyond the five-year period extrapolated using a perpetuity growth rate. The cash flow projections reflect management’s expectations of revenue, Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) growth and operating cash flows on the basis that the fixed wireless CGU generates positive net cash flows starting from 2014. Management’s cash flow projection also incorporates management’s reasonable expectations for developments in macro economic conditions and market expectations for the Indonesian telecommunications industry. As of December 31, 2013 and 2012, management applied a pre-tax discount rate of 13.5% and 12.3%, respectively, derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. As of December 31, 2013 and 2012, the perpetuity growth rate used of 0% and 0.5%, respectively, assumes that subscriber numbers and average revenue per user may continue to decrease after five years.

        If the performance of the fixed wireless CGU continues to decline or if management’s initiatives are not performing as expected in the next financial year, analysis will be required to assess whether there will be further impairment next year.

(ii)    Management believes that there is no indication of impairment in the value of other CGUs as of December 31, 2013 and 2012.

c.   Others

(i)     Interest capitalized to property under construction amounted to Rp100 billion andRp44 billion for the years ended December 31, 2013 and 2012, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranges from 9.75% to 13.07% and from 7.72% to 9.75% for the years ended December 31, 2013 and 2012, respectively.

(ii)      No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2013 and 2012.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

11.  PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(iii)   On August 7, 2012, Telkom-3 Satellite with a total value of Rp1,606 billion was built and launched, but failed to reach its orbit. The carrying value of the satellite was charged to other expenses in the 2012 consolidated statement of comprehensive income. Telkom-3 Satellite was insured with insurance coverage that was adequate to cover losses from the insured risks such as the event experienced by the Company. Insurance claim was made and the amount of insurance compensation amounting to Rp1,772 billion was agreed and approved by the insurer and recorded as part of other income in the 2012 consolidated statement of comprehensive income. In November 2012, the Company received the proceeds from the insurance claim.

(iv)   In 2012, Telkomsel decided to replace certain equipment units with net carrying amount of Rp1,037 billion, as part of a modernization program. Accordingly, Telkomsel changed the estimated useful lives of such equipment. In 2013, the effect of additional depreciation expense amounted to Rp131 billion.

The impact of the change in the estimated useful lives of the equipment for the year ended December 31, 2014 is to decrease the profit before income tax by Rp84 billion.

(v)    In 2012, the useful lives of Telkomsel’s towers were changed from 10 years to 20 years to reflect their current economic lives. The impact is a reduction of depreciation expense by Rp606 billion recognized in the 2013 consolidated statement of comprehensive income.

The impact of the change in the estimated useful lives of the towers in future periods is to increase the profit before income tax as follows:

Years	Amount
2014	565
2015	469
2016	301
2017	92

(vi)   Exchange of property and equipment

•      In 2011, the Company and PT Industri Telekomunikasi Indonesia (“INTI”) signed Purchase Orders of Procurement and Installation Agreement for the Modernization of the Copper Cable Network through Optimization of Asset Copper Cable Network with Trade In/Trade Off with total procurement value amounting to Rp1,499 billion up to December 31, 2013.

In 2013 and 2012, theCompany derecognized the copper cable network asset with net carrying value of Rp1.6 billion and Rp6.2 billion, respectively, and recorded the fiber optic network asset from the exchange transaction of Rp203 billion and Rp430billion, respectively.

•      In 2013,certain equipment units of Telkomselwith net carrying amount of Rp268 billion were exchanged with equipment from NSN Oy and PT Huawei. As of December 31, 2013, Telkomsel’s equipment with net carrying amount of Rp105 billion are going to be exchanged with equipment from NSN Oy and PT Huawei; therefore,Telkomsel’s equipment units were reclassified as assets held for sale (Note 9).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

11.  PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(vi)   Exchange of property and equipment (continued)

In 2012, certain equipment units of Telkomsel with net carrying amount of Rp1,686 billion were exchanged with equipment from NSN Oy and PT Huawei, where Rp791 billion relates to asset held for sale that was recognized in 2011.

The cost of the acquired equipment is measured at the aggregate of the carrying amount of the equipment given up and the amount of cash paid.

(vii)  The Company and subsidiaries own several pieces of land rights located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of  2 - 45 years which will expire between 2014 and 2052. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(viii)  As of December 31, 2013, the Company and subsidiaries’ property and equipment except land rights, with net carrying amount of Rp72,000 billion were insured against fire, theft, earthquake and other specified risks, with a maximum loss claim of Rp4,449 billion, US$52.51 million, EURO0.63 million, SGD16.55 million and HKD8.44 million, and on a first loss basis of Rp6,815 billion including business recovery of Rp324 billion with the Automatic Reinstatement of Loss Clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$3.41 million and US$28.55 million, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(ix)   As of December 31, 2013, the percentage of completion of property under construction was around 32.69% of the total contract value, with estimated dates of completion between January 2014 and December 2015. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(x)    All assets owned by the Company have been pledged as collateral for bonds (Note 20a). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp6,214 billion have been pledged as collateral under lending agreements (Notes 17 and 21).

(xi)   In 2012, the Company and Telkomsel derecognized certain assets under USO arrangements (Note 41c.v), with cost and net carrying amount of Rp259 billion andRp137 billion, respectively. The net carrying amount of the assets was charged to the 2012 consolidated statement of comprehensive income.

(xii)  As of December 31, 2013, the cost of fully depreciated property and equipment of the Company and subsidiaries that are still used in operations amounted to Rp40,791 billion. The Company and subsidiaries are currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xiii)  As of December 31, 2013, the total fair values of land rights and buildings of the Company and subsidiaries, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land rights and buildings, amounted to Rp15,307 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

11.  PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(xiv) The Company and Telkomsel entered into several agreements with PT Profesional Telekomunikasi Indonesia, PT Tower Bersama Infrastructure Tbk, PT Solusindo Kreasi Pratama, PT Prima Media Selaras, PT Naragita Dinamika Komunika and other tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. The Company and Telkomsel may extend the lease period based on the agreement by both parties. In addition, the Company and subsidiaries also have lease commitments for property and equipment under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms. Future minimum lease payments for assets under finance lease are as follows:

Year	2013	2012
2013	-	652
2014	1,070	548
2015	885	398
2016	847	354
2017	813	334
2018	754	279
Thereafter	2,535	607
Total minimum lease payments	6,904	3,172
Interest	(1,935)	(848)
Net present value of minimum lease payments	4,969	2,324
Current maturities (Note 18a)	(648)	(510)
Long-term portion (Note 18b)	4,321	1,814

12.  ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of December 31, 2013 and 2012 consist of:

	2013	2012
Advances for purchase of property and equipment	1,550	775
Prepaid rental - net of current portion (Note 8)	1,403	1,367
Frequency license - net of current portion (Note 8)	619	279
Long-term trade receivables - net of current portion (Note 6)	558	294
Claim for tax refund - net of current portion (Note 31)	448	471
Deferred charges	529	-
Claim for tax refund - net of current portion (Note 31)	499
Security deposits	73	103
Restricted cash	54	217
Assets not used in operations - net	0	0
Others	9	4
Total	5,294	3,510

Prepaid rental covers rent of leased line and telecommunication equipment and land and building under lease agreements of the Company and subsidiaries with rental periods ranging from 1 to 33 years.

Long-term trade receivables are measured at amortized cost using the effective interest ratemethod payable in installments over 4 years, and arose from providing telecommunication access and services in rural areas (USO) (Note 41c.v).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

12.  ADVANCES AND OTHER NON-CURRENT ASSETS (continued)

As of December 31, 2013 and 2012, deferred charges represent deferred Revenue-Sharing Arrangement (“RSA”) charges and deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total amortization of deferred charges for the years ended December 31, 2013 and 2012 amounted to Rp91 billion and Rp87 billion, respectively.

      As of December 31, 2013 and 2012, restricted cash represents time deposits with original maturities of more than one year and cash pledged as collateral for bank guarantees for the USO contract (Note 41c.v) and other contracts.

As of December 31, 2013 and 2012, the carrying amount of the Company and subsidiaries’ temporarily idle property and equipment amounted to Rp0 billion and Rp0.4 billion, respectively.

      Refer to Note 37 for details of related party transactions.

13.  INTANGIBLE ASSETS

(i)   The changes in the carrying amount of goodwill, software, license and other intangible assets for the years ended December 31, 2013 and 2012 are as follows:

	Goodwill	Software	License	Other Intangible Assets	Total
Gross carrying amount:
Balance, December 31, 2012	269	2,909	66	400	3,644
Additions	1	521	1	114	637
Reclassifications/translation	-	(8)	-	(112)	(120)
Deductions	-	10	-	(1)	9
Balance, December 31, 2013	270	3,432	67	401	4,170
Accumulated amortization:
Balance, December 31, 2012	(29)	(1,825)	(31)	(316)	(2,201)
Amortization expense during the year	-	(458)	(6)	(114)	(578)
Deduction	-	8	-	112	120
Reclassifications/translation	-	(3)	-	-	(3)
Balance, December 31, 2013	(29)	(2,278)	(37)	(318)	(2,662)
Net Book Value	241	1,154	30	83	1,508
Weighted-average amortization period		7.51 years	11.30 years	3.63 years

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, December 31, 2011	192	2,536	815	233	3,776
Additions	0	431	-	6	437
Acquisition of BDM’s Data Center (Note 1d)	77	-	-	3	80
Deductions	-	(58)	(749)	-	(58)
Reclassifications	-	-	-	158	(591)
Balance, December 31, 2012	269	2,909	66	400	3,644

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

13.  INTANGIBLE ASSETS (continued)

	Goodwill	Software	License	Other intangible assets	Total
Accumulated amortization:
Balance, December 31, 2011	(29)	(1,459)	(339)	(160)	(1,987)
Amortization expense during the year	-	(424)	(6)	(36)	(466)
Deductions	-	58	-	-	58
Reclassifications	-	-	314	(120)	194
Balance, December 31, 2012	(29)	(1,825)	(31)	(316)	(2,201)
Net Book Value	240	1,084	35	84	1,443
Weighted-average amortization period		6.86 years	10.43 years	11.11 years

(ii)   Goodwill resulted from sales-purchase transaction of Data Center Business between Sigma and BDM in 2012 (Note 1d),  acquisitions  of Ad Medika in 2010and Sigma in 2008.

(iii)  The estimated annual amortization expense of intangible assets from December 31, 2013 is approximately Rp475 billion. The remaining amortization periods of intangible assets, excluding land rights, range from 1 to 20 years.

(iv)  The aggregate amounts of goodwill allocated to each CGU are as follows:

	2013	2012
Sigma	88	88
Ad Medika	82	82
Total	170	170

Metra performed its annual impairment tests on those CGUs based on fair value less cost to sell using discounted cash flow projections. The impairment tests used management-approved cash flow projections covering a five-year period. Key assumptions used in the impairment tests are as follows:

	2013		2012
	Sigma	Ad Medika	Sigma	Ad Medika
Discount rate	11.0%	14.0%	11.8%	11.5%
Perpetuity growth rate	4.5%	4.5%	4.5%	4.5%

As of December 31, 2013 and 2012, no impairment charge was required for goodwill on acquisition of subsidiaries, with any reasonably possible changes to the key assumptions applied not likely to cause the carrying amounts of the CGUs to exceed their recoverable amounts.

      (v)  As of December 31, 2013, the cost of fully amortized intangible assets that are still used in operations amounted to Rp1,321 billion.

14.  TRADE PAYABLES

	2013	2012
Related parties
Purchase of equipment, materials and services	805	412
Payables to other telecommunications providers	21	20
Sub total	826	432

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

14.  TRADE PAYABLES (continued)

	2013	2012
Third parties
Purchase of equipment, materials and services	9,758	6.023
Radio frequency usage charges, concession fees and Universal Service Obligation charges	960	621
Payables to other telecommunications providers	56	204
Sub Total	10,774	6.848
Total	11,600	7,280

Trade payables by currency are as follows:

	2013	2012
Rupiah	8,174	4,146
U.S. Dollar	3,373	3,111
Others	53	23
Total	11,600	7,280

Refer to Note 37 for details of related party transactions.

15.  ACCRUED EXPENSES

	2013	2012
Operations, maintenance and telecommunications services	2,504	2,917
Salaries and benefits	1,453	1,491
General, administrative and marketing expenses	1,126	882
Interest and bank charges	181	174
Early retirement program	-	699
Total	5,264	6,163

Accruals for early retirement program arose from the Decision No. PR.206.01/r.02/PD000/COP-B0010000/2012 dated November 1, 2012 of the Human Capital and General Affairs Director on early retirement program and communicated to the employees on the same date. The Company estimated the accrual on the basis of the number of eligible employees that met the criteria stipulated in the Company’s regulation related to this program. Accrued early retirement benefits as of December 31, 2012 amounting to Rp699 billion were charged to the 2012 consolidated statement of comprehensive income (Note 27). In 2013, early retirement program has been completed and the related costs have been fully paid to the eligible employees.

Refer to Note 37 for details of related party transactions.

16.  UNEARNED INCOME

	2013	2012
Prepaid pulse reload vouchers	3,117	2,352
Other telecommunications services	46	132
Others	327	245
Total	3,490	2,729

57

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

17.  SHORT-TERM BANK LOANS

		2013		2012
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bank CIMB Niaga	Rp	-	155	-	20
Bank UOB	Rp	-	130	-	-
Bank Danamon	Rp	-	80	-	-
BRI	Rp	-	50	-	-
Others	Rp	-	17	-	13
	US$	-	-	0.42	4
Total			432		37

Refer to Note 37 for details of related party transactions.

Other significant information relating to short-term bank loans as at December 31, 2013 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity Date	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga
April 25, 2005 [a]	Balebat	Rp	12	October 18, 2014	Monthly	11.00%	Property and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
April 29, 2008 [a]	Balebat	Rp	10	October 18, 2014	Monthly	11.00%	Property and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
March 21, 2013	Infomedia	Rp	38	October 18, 2014	Monthly	10.25%	Trade receivables (Note 6)
March 25, 2013	Infomedia	Rp	38	October 18, 2014	Monthly	10.25%	Trade receivables (Note 6)
March 27,2013	Infomedia	Rp	24	October 18, 2014	Monthly	10.25%	Trade receivables (Note 6)
April 28, 2013[a]	GSD	Rp	85	August 18, 2014	Monthly	9.75%	Property and equipment (Note 11)
September 30, 2013	GSD	Rp	50	August 18, 2014	Monthly	9.75%	Property and equipment (Note 11)
BRI
March 14, 2013	Infomedia	Rp	50	March 14, 2014	Monthly	10.00%	Trade receivables (Note 6)
Bank Danamon
August 23, 2013	Infomedia	Rp	80	August 23, 2014	Monthly	10.50%	Trade receivables (Note 6)
Bank UOB
November 22, 2013	Infomedia	Rp	200	November 22, 2014	Monthly	10.60%	Trade receivables (Note 6)

The credit facilities obtained by the Company’s subsidiaries are used for working capital purposes.

a   Based on the latest amendment on October 10, 2012.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table Of Content

18.  CURRENT MATURITIES OF LONG-TERM LIABILITIES

a.   Current maturities

	Notes	2013	2012
Bank loans	21	3,956	4,475
Obligations under finance leases	11	648	510
Bonds and notes	20	276	440
Two-step loans	19	213	196
Total		5,093	5,621

Refer to Note 37 for details of related party transactions.

b.   Long-term portion

Scheduled principal payments as of December 31, 2013 are as follows:

			Year
	Notes	Total	2015	2016	2017	2018	Thereafter
Bank loans	21	5,635	2,854	1,040	853	487	401
Bonds and notes	20	3,073	1,045	33	-	-	1,995
Two-step loans	19	1,702	215	218	220	196	853
Obligations under finance leases	11	4,321	525	535	552	545	2,164
Total		14,731	4,639	1,826	1,625	1,228	5,413

19.  TWO-STEP LOANS

Two-step loans are unsecured loans obtained by the Government which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and payable in rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2013		2012
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Overseas banks	Yen	8,447	979	9,215	1,031
	US$	35	429	40	382
	Rp	-	507	-	574
Total			1,915		1,987
Current maturities (Note 18a)			(213)		(196)
Long-term portion (Note 18b)			1,702		1,791

Lenders	Currency	Payment schedule	Interest payment period	Interest rate per annum
Overseas banks	US$	Semi-annually	Semi-annually	4.00%
	Rp	Semi-annually	Semi-annually	6.79%
	Yen	Semi-annually	Semi-annually	3.10%

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

19.  TWO-STEP LOANS

The loans are intended for the development of telecommunications infrastructure and supporting telecommunication equipment. The loans are payable in semi-annual installments and are due on various dates through 2024.

Since 2008, the Company has used all facilities under the two-step loans program and the drawdown period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:

a.   Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from the Asian Development Bank (“ADB”).

b.   Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of December 31, 2013, the Company complied with the above-mentioned ratios.

Refer to Note 37 for details of related party transactions.

20.  BONDS AND NOTES

		2013		2012
		Outstanding		Outstanding
Bonds and notes	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bonds
Series A	Rp	-	1,005	-	1,005
Series B	Rp	-	1,995	-	1,995
Promissory Notes
PT Huawei	US$	18	213	46	445
PT ZTE Indonesia (“ZTE”)	US$	11	136	22	216
Medium Term Notes (“MTN” )
PT Finnet Indonesia (“Finnet”)	Rp	-	-	-	8
Total			3,349		3,669
Current maturities (Note 18a)			(276)		(440)
Long-term portion (Note 18b)			3,073		3,229

a.   Bonds

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	1,005	The Company	IDX	June 25, 2010	July 6, 2015	Quarterly	9.60%
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%
Total	3,000

60

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

20.  BONDS AND NOTES (continued)

a.   Bonds (continued)

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 11c.x). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas and PT Mandiri Sekuritas and the trustee is PT CIMB Niaga Tbk.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The funds received from the public offering of bonds net of issuance costs, are to be used for increasing capital expenditure which consisted of: wave broadband (bandwidth, softswitching, datacom, information technology and others), infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and optimizing legacy and supporting facilities (fixed wireline and wireless).

As of December 31, 2013, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.   Debt to equity ratio should not exceed 2:1.

2.   EBITDA to finance costs ratio should not be less than 5:1.

3.   Debt service coverage is 125%.

As of December 31, 2013, the Company has complied with the above mentioned ratios.

b.   Promissory Notes

Supplier	Currency	Principal	Issuance date	Payment schedule	Interest payment period	Interest rate per annum
PT Huawei	US$	0.3	June 19, 2009	Semi-annually	Semi-annually	6 month LIBOR+2.5%
				(January 11, 2014 -June 23, 2016)
PT ZTE Indonesia (“ZTE”)	US$	0.1	August 20, 2009	Semi-annually (February11, 2014 - June 15, 2016)	Semi-annually	6 month LIBOR+1.5% 6 month LIBOR+2.5%

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company and ZTE and PT Huawei, the promissory notes issued by the Company to ZTE and PT Huawei are vendor financing facilities with no collateral covering 85% of Hand-over Report (“Berita Acara Serah Terima”) projects with ZTE and PT Huawei.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

21.  BANK LOANS

		2013		2012
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
BRI	Rp	-	3,035	-	4,011
Syndication of banks	Rp	-	2,426	-	1,950
BNI	Rp	-	1,305	-	1,201
BCA	Rp	-	858	-	1,564
Bank Mandiri	Rp	-	722	-	1,417
ABN Amro Bank N.V. Stockholm Branch (“AAB Stockholm”) and Standard Chartered Bank	US$	55	673	68	659
Bank CIMB Niaga	Rp	-	365	-	174
Japan Bank for International Cooperation (“JBIC”)	US$	18	219	30	289
Bank Bukopin	Rp	-	31	-	-
	US$	1	12	-	-
Bank Ekonomi	Rp	-	-	-	41
	US$	-	-	0	3
Others (each below Rp10 billion)	Rp	-	1	-	-
Total			9,647		11,309
Unamortized debt issuance cost			(56)		(51)
			9,591		11,258
Current maturities (Note 18a)			(3,956)		(4,475)
Long-term portion (Note 18b)			5,635		6,783

Refer to Note 37 for details of related party transactions.

Other significant information relating to bank loans as of December 31, 2013 is as follows:

	Borrower	Currency	Total facility (in billions)	Current period payment	Payment schedule	Interest payment period	Interest rate per annum	Security
Syndication of banks
July 29, 2008[a]	The Company	Rp	2,400	600	Semi-annually	Quarterly	3 months	None
(BNI, BRI and BJB)					(2010 - 2013)		JIBOR+1.20%
June 16, 2009 [a]	The Company	Rp	2,700	675	Semi-annually	Quarterly	3 months	None
(BNI and BRI)					(2011 - 2014)		JIBOR+2.45%
December 19, 2012							3 months	Property and
(BNI, BRI and Bank Mandiri) [k]	Dayamitra	Rp	2,500	-	Semi annually (2014-2020)	Quarterly	JIBOR+3.00%	Equipment (Note 11) and trade receivables (Note 6)
BCA
July 9, 2009b&c	Telkomsel	Rp	4,000	666	Semi-annually	Quarterly	3 months	None
and July 5, 2010b&c					(2009 - 2016)		JIBOR+1.00%
December 16, 2010[a]	TII	Rp	200	40	Semi-annually (2011 - 2015)	Quarterly	3 months JIBOR+1.25%	None
Bank Mandiri
July 9, 2009b&c	Telkomsel	Rp	5,000	695	Semi-annually	Quarterly	3 months	None
and July 5, 2010b&c					(2009 - 2016)		JIBOR+1.00%
BRI
October 13, 2010[a]	The Company	Rp	3,000	1,000	Semi-annually (2013 - 2015)	Quarterly	3 months JIBOR+1.25%	None
July 20, 2011[a]	Dayamitra	Rp	1,000	160	Semi-annually (2011 - 2017)	Quarterly	3 months JIBOR+1.40%	Property and Equipment (Note 11)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

21.  BANK LOANS (continued)

	Borrower	Currency	Total facility (in billions)	Current period payment	Payment schedule	Interest payment period	Interest rate per annum	Security
April 26, 2013	GSD	Rp	141	-	Monthly (2014-2018)	Monthly	10.00%	Property and equipment (Note 11) and Lease agreement (Note 6)
October 30, 2013	GSD	Rp	70	-	Monthly (2014-2021)	Monthly	10.00%	Property and equipment (Note 11) and Lease agreement (Note 6)
October 30, 2013	GSD	Rp	34	-	Monthly (2014-2021)	Monthly	10.00%	Property and equipment (Note 11) and Lease agreement (Note 6)
ABN Amro Bank N.V. Stockholm Branch (“AAB Stockholm”) and Standard Chartered Bank December 30, 2009b&d	Telkomsel	US$	0.3	0	Semi-annually (2011- 2016)	Semi-annually	6 months LIBOR+0.82%	None
BNI
October 13, 2010[a]	The Company	Rp	1,000	286	Semi-annually (2013 - 2015)	Quarterly	3 months JIBOR+1.25%	None
December 23, 2011 [a]	PIN	Rp	500	43	Semi-annually (2013 - 2016)	Quarterly	3 months JIBOR+1.50%	Inventories (Note 7) and trade receivables (Note 6)
November 28, 2012[a]	Metra	Rp	44	4	Annually (2013-2015)	Monthly	10.25%	Property and equipment (Note 11) and trade receivables (Note 6)
March 13, 2013a&h	Sigma	Rp	300	35	Monthly (2013-2015)	Monthly	1 month JIBOR +3.35%	Property and equpment (Note 11) and trade receivables (Note 6)
March 26, 2013[a]	Metra	Rp	60	15	Quarterly (2013-2016)	Monthly	10.25%	Property and equpment (Note 11) and trade receivables (Note 6)
May 2, 2013[a]	Sigma	Rp	312	-	Monthly (2015-2021)	Monthly	1 month JIBOR + 3.35%	Property and equpment (Note 11) and trade receivables (Note 6)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

21.  BANK LOANS (continued)

	Borrower	Currency	Total facility (in billions)	Current period payment	Payment schedule	Interest payment period	Interest rate per annum	Security
BNI (Continued)
November 25, 2013[a]	Metra	Rp	90	-	Quarterly (2013-2016)	Monthly	10.25%	Property and equpment (Note 11) and trade receivables (Note 6)
Japan Bank for International Cooperation (“JBIC”)
March 26, 2010a&e	The Company	US$	0.06	0	Semi-annually (2010 - 2015)	Semi-annually	4.56% and 6 months LIBOR+0.70%	None
March 28, 2013a&j	The Company	US$	0.03	-	Semi-annually	Semi-annually	2.18% and 6 months LIBOR+1.20%	None
Bank CIMB Niaga
March 21, 2007[f]	GSD	Rp	21	4	Quarterly (2007 - 2015)	Monthly	9.75%	Property and equpment (Note 11) and lease agreement
July 28, 2009[g]	Balebat	Rp	2	0.6	Monthly (2010 - 2015)	Monthly	11.00%	Property and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
May 24, 2010 [g]	Balebat	Rp	1	0.4	Monthly (2010 - 2015)	Monthly	11.00%	Property and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
March 31, 2011	GSD	Rp	24	3	Monthly (2011 - 2020)	Monthly	9.75%	Property and equipment (Note 11) and lease agreement
March 31, 2011	GSD	Rp	13	2	Monthly (2011 - 2019)	Monthly	9.75%	Property and equipment (Note 11) and lease agreement
March 31, 2011	GSD	Rp	12	2	Monthly (2011 - 2016)	Monthly	9.75%	Property and equipment (Note 11) and lease agreement
September 9, 2011	GSD	Rp	41	4	Monthly (2011 - 2021)	Monthly	9.75%	Property and equipment (Note 11) and lease agreement
September 9, 2011	GSD	Rp	11	3	Monthly (2011 - 2015)	Monthly	9.75%	Property and equipment (Note 11) and lease agreement

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table Of Content

21. BANK LOANS (continued)

			Total facility	Current	Payment	Interest	Interest
	Borrower	Currency	(in billions)	period payment	schedule	payment period	rate per annum	Security
Bank CIMB Niaga (continued)
August 2, 2012[g]	Balebat	Rp	4	1	Monthly (2012 - 2015)	Monthly	11.00%	Property and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
September 20, 2012[a]	TLT	Rp	1,150	-	Monthly (2015 - 2030)	Monthly	3 Month JIBOR+3.45%	Property and equipment (Note 11)
September 20, 2012[a]	TLT	Rp	118	-	Monthly (2015 - 2030)	Monthly	9.00%	Property and equipment (Note 11) and lease agreement
October 10, 2012[g]	Balebat	Rp	1	0.5	Monthly (2012 - 2015)	Monthly	11.00%	Property and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
August 26, 2013	Balebat	Rp	3.5	0.2	Monthly(2013 - 2018)	Monthly	11.00%	Property and equipment (Note 11), nventories (Note 7), and trade receivables (Note 6)
Bank Ekonomi
September 10, 2008a&h	Sigma	Rp	33	15	Monthly (2009 - 2015)	Monthly	9.00%	Property and equipment (Note 11) and trade receivables (Note 6)
August 7, 2009a&h	Sigma	Rp	35	3	Monthly for some Installments (2009- 2013)	Monthly	9.00%	Property and equipment (Note 11) and trade receivables (Note 6)
August 7, 2009a&h	Sigma	Rp	20	7	Monthly for some installments (2009 - 2014)	Monthly	9.00%	Property and equipment (Note 11) and trade receivables (Note 6)
February 23, 2011a&h	Sigma	Rp	30	16	Monthly (2011 - 2015)	Monthly	9.00%	Property and equipment (Note 11) and trade receivables (Note 6)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

21.  BANK LOANS (continued)

			Total facility	Current	Payment	Interest	Interest
	Borrower	Currency	(in billions)	Period payment	schedule	Payment period	Rate per annum	Security
Bank Ekonomi (continued)
February 23, 2011a&h	Sigma	US$	0.002	0.0003	Monthly (2011 - 2015)	Monthly	6.00%	Property and equipment (Note 11) and trade receivables (Note 6)
Bank Bukopin
August 4, 2011 I	Patrakom	Rp	9	2	Monthly (2012 – 2015)	Monthly	11.00%	Property and equipment (Note 11) and trade receivables (Note 6)
June 28, 2013	Patrakom	Rp	35	1.5	Monthly (2013 - 2016)	Monthly	11.00%	Property and equipment (Note 11)
December 18, 2012	Patrakom	US$	0.013	0.0003	Monthly (2013-2016)	Monthly	6.50%	Property and equipment (Note 11)

The credit facilities obtained by the Company and subsidiaries are used for working capital purposes.

[a]

As stated in the agreements, the Company and subsidiaries are required to comply with all covenants or restrictions such as on dividend distribution, obtaining new loans, including maintaining financial ratios. As of December 31, 2013, the Company and subsidiaries have complied with the ratios.

[b]

Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2013, Telkomsel has complied with the above covenants.

[c]	In January 2012, the availability periods of the facilities from BCA and Bank Mandiri expired.
[d]

Pursuant to the agreements with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 41a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with ABN Amro Bank N.V. Stockholm branch (as “the original lender”)and Standard Chartered Bank (as “the original lender” , “the arranger”, “the facility agent” and “the EKN agent”), and ABN Amro Bank N.V., Hong Kong (as “the arranger”) for the purchase of Ericsson telecommunication equipment and services. The facilities consist of facility 1, 2 and 3 amounting to US$117 million, US$106 million, and US$95 million, respectively. The availability period of facility 1, 2 and 3 expired in July 2010, March 2011 and November 2011, respectively. In October 2011, EKN agreed to reduce the premium on the unused facility by US$3 million through a cash refund.

[e]

In connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation, for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facility A and B amounting to US$36 million and US$24 million, respectively.

[f]	Based on the latest amendment on March 31, 2011.
[g]	Based on the latest amendment in 2013.
[h]	In March 2013, the bank loan was fully repaid by Sigma through refinancing with BNI.
I	In August 2013, the bank loan was rescheduled up to February 2015.
[j]

In connection with the agreement with NEC Corporation Consortium and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for Southeast Asia Japan Cable System project. The facilities consist of facility A and B amounting to US$18.8 million and US$12.25 million, respectively

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

22.  NON-CONTROLLING INTERESTS

	2013	2012
Non-controlling interests in net assets of subsidiaries:
Telkomsel	16,735	15,340
Metra*	87	66
GSD*	58	31
Patrakom	2	-
Napsindo	-	-
Total	16,882	15,437

	2013	2012
Non-controlling interests in total comprehensive income (loss) of subsidiaries:
Telkomsel	6,071	5,499
Metra*	20	14
Patrakom	0	-
GSD*	(6)	(1)
Napsindo	-	-
Total	6,085	5.512

*The amounts represent other third parties’ share of ownership in subsidiaries of Metra and GSD.

23.  CAPITAL STOCK

	2013
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	-	0
Series B shares
Government	51,602,353,559	53.14	2,580
The Bank of New York Mellon Corporation*	10,031,129,780	10.33	502
Directors (Note 1b):
Indra Utoyo	27,540	-	0
Honesti Basyir	540	-	0
Priyantono Rudito	540	-	0
Sukardi Silalahi	540	-	0
Public (individually less than 5%)	35,467,341,100	36.53	1,773
Total	97,100,853,600	100	4,855
Treasury stock (Note 25)	3,699,142,800		185
Total	100,799,996,400	100	5,040

*The Bank of New York Mellon Corporation serves as the Depositary of registered ADS holders for the Company’s ADSs.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

23.  CAPITAL STOCK (continued)

	2012
Description	Number of shares**	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	-	0
Series B shares
Government	51,602,353,559	53.90	2,580
The Bank of New York Mellon Corporation*	10,988,441,080	11.48	549
Directors (Note 1b):
Indra Utoyo	27,540	-	0
Honesti Basyir	540	-	0
Priyantono Rudito	540	-	0
Sukardi Silalahi	540	-	0
Public (individually less than 5%)	33,154,520,300	34.62	1,658
Total	95,745,344,100	100.00	4,787
Treasury stock (Note 25)	5,054,652,300	-	253
Total	100,799,996,400	100.00	5,040

*  The Bank of New York Mellon Corporation serves as the Depositary of registered ADS holders for the Company’s ADSs.

** After stock split (Note 1c)

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal from the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

24.  ADDITIONAL PAID-IN CAPITAL

	2013	2012
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 211,290,500 shares treasury stock (Note 25)	544	-
Difference in value arising from restructuring transactions and other transactions between entities under common control	478	-
Excess of value over cost of treasury stock transferred to employee stock ownership programme (Note 25)	228	-
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Net	2,323	1,073

68

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

24.  ADDITIONAL PAID-IN CAPITAL (continued)

The difference from restructuring and other transactions of entities  under common control amounting Rp478 billion arose from the early termination of the Company’s exclusive rights to provide local and inter-local fixed line telecommunication services, for which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of December 31, 2013 and 2012, the accumulated development of the related infrastructure amounted to Rp537 billion.

25.  TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of Shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December, 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

	2013			2012
	Number of shares	%	Rp	Number of shares*	%	Rp
Beginning balance	5,054,652,300	5.01	8,067	3,868,299,800	3.84	6,323
Number of shares acquired	-	-	-	1,186,352,500	1.17	1,744
Transfer to employees ownership programme	(299,057,000)	(0.29)	(433)	-	-	-	-
Proceeds from sale of treasury stock	(1,056,452,500)	(1.05)	(1,829)	-	-	-
Ending balance	3,699,142,800	3.67	5,805	5,054,652,300	5.01	8,067

*After stock split (Note 1c)

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the changes to the Company’s plan for the treasury stock as a result of the Share Buyback I, II and III, as follows:  (i) sold, through or outside stock exchange; (ii) cancellation by deduct its equity; (iii) implementation of equity stock conversion and (iv) funding.

Based on the Annual General Meeting of the Company on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

On May 31, 2013, the Company offered all its eligible employees and those of its subsidiaries (collectively referred to as the “participants”), the right to purchase a fixed number of its shares at a certain price. The shares have become an entitlement of the employees on the transaction dates and are no longer conditional on the satisfaction of any vesting conditions. Shares which are held by employees through the ESOP have a lock-up period that varies from 0 up to 12 months, depending on the position of the employee.

In the lock-up period, participants may not transfer shares or have shares transactions either through or outside the stock exchange.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

25.  TREASURY STOCK (continued)

Price per share offered was Rp10,714 and each participant received allowance (discount) of Rp5,575 per share. At the closing of this program, the Company had transferred a part of the treasury stock phase III to employees totaling 59,811,400 shares (equivalent to 299,057,000 shares after the stock split) with fair value amounting to Rp661 billion. The excess in value of treasury stock recovered over acquisition cost of the stock amounting to Rp228 billion was recorded as additional paid-in capital (Note 24).

The difference between the fair value of treasury stock and amount paid by the participants amounting to Rp353 billion is recorded in the consolidated statement of comprehensive income (Note 27).

On July 30, 2013, the Company resold 211,290,500 shares (equal to 1,056,452,500 shares after the stock split) for the repurchase of shares of treasury stock phase I with fair value amounting to Rp2,409 billion. The excess in value of the treasury stock sold over their acquisition cost amounting to Rp544 billion was recorded as additional paid-in capital (net of related costs to sell theshares) (Note 24).

26.  REVENUES

	2013	2012
Telephone Revenues
Cellular
Usage charges	30,722	29,477
Monthly subscription charges	730	696
Features	686	558
	32,138	30,731
Fixed lines
Usage charges	6,453	7,323
Monthly subscription charges	2,682	2,805
Call center	324	228
Installation charges	12	112
Others	230	194
	9,701	10,662
Total Telephone Revenues	41,839	41,393
Interconnection Revenues
Domestic interconnection and transit	2,971	2,618
International interconnection	1,872	1,655
Total Interconnection Revenues	4,843	4,273
Data, Internet, and Information Technology Service Revenues
Internet, data communication and information technology services	18,373	14,857
Short Messaging Services (“SMS”)	13,134	12,631
VoIP	119	81
E-business	83	55
Total Data, Internet, and Information Technology Service Revenues	31,709	27,624

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

26. REVENUES (continued)

	2013	2012
Network Revenues
Leased lines	861	824
Satellite transponder lease	392	384
Total Network Revenues	1,253	1,208
Other Telecommunications Service Revenues
Customer Premise Equipment (“CPE”) and terminal	1,197	1,046
Leases	661	401
USO compensation	508	253
Directory assistance	308	295
Pay TV	274	405
Others	375	245
Total Other Telecommunications Service Revenues	3,323	2,645
TOTAL REVENUES	82,967	77,143

The details of net revenues received by the Company and subsidiaries from agency relationships for the year ended December 31, 2013 and 2012 are as follows:

	2013	2012
Gross revenues	18,663	15,059
Compensation to value added service providers	(290)	(202)
Net revenues	18,373	14,857

Refer to Note 37 for details of related party transactions.

27.  PERSONNEL EXPENSES

	2013	2012
Salaries and related benefits	3,553	3,257
Vacation pay, incentives and other benefits	3,252	3,400
Employees’ income tax	1,160	1,022
Net periodic pension costs (Note 34)	873	789
Net periodic post-retirement health care benefit costs (Note 36)	374	90
Housing	220	200
Insurance	92	83
Other employee benefit	71	38
Other post-retirement benefit costs (Note 34)	66	65
LSA expense (Note 35)	19	121
Early retirement program (Note 15)	-	699
Others	53	22
Total	9,733	9,786

Refer to Note 37 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

28.  OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

	2013	2012
Operations and maintenance	10,667	9,012
Radio frequency usage charges (Notes 41c.i and 41c.ii)	3,098	3,002
Concession fees and Universal Service Obligation charges	1,595	1,452
Electricity, gas and water	1,063	879
Cost of phone, set top box, SIM and RUIM cards	752	687
Cost of IT services	677	222
Leased lines and CPE	440	407
Vehicles rental and supporting facilities	439	293
Insurance	374	671
Project Management	138	102
Travelling expenses	53	57
Others	36	19
Total	19,332	16,803

      Refer to Note 37 for details of related party transactions.

29.  GENERAL AND ADMINISTRATIVE EXPENSES

	2013	2012
Provision for impairment of receivables (Notes 6d)	1,589	915
General expenses	675	527
Training, education and recruitment	412	259
Travelling	341	259
Collection expenses	340	341
Professional fees	272	187
Meetings	138	105
Security and screening	93	62
Social contribution	85	129
Stationery and printing	73	55
Others (each below Rp50 billion)	137	197
Total	4,155	3.036

Refer to Note 37 for details of related party transactions.

30.  INTERCONNECTION EXPENSES

	2013	2012
Domestic interconnection and transit	3,720	3,464
International interconnection	1,207	1,203
Total	4,927	4,667

Refer to Note 37 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

31.  TAXATION

a.   Claims for tax refund

	2013	2012
The Company
Value added tax (“VAT”)	142	-
Subsidiaries
Value added tax (“VAT”)	306	399
Corporate income tax	38	18
Income tax
Article 23 - Withholding tax on services delivery	13	9
Import duties	10	10
Total claims for tax refund	509	436
Short-term portion	(10)	(436)
Long-term portion	499	-

31. TAXATION (continued)

b.   Prepaid taxes

	2013	2012
Subsidiaries
Corporate income tax	58	34
VAT	445	336
Income tax
Article 23 - Withholding tax on service delivery	22	2
	525	372

      c.   Taxes payable

	2013	2012
The Company
Income taxes
Article 4 (2) - Final tax	11	6
Article 21- Individual income tax	34	21
Article 22- Withholding tax on goods delivery and imports	5	-
Article 23- Withholding tax on service delivery	12	10
Article 25- Installment of corporate income tax	53	30
Article 26- Withholding tax on non-resident income	1	3
Article 29- Corporate income tax	165	198
VAT	441	374
	722	642

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

31.  TAXATION (continued)

c.     Taxes payable (continued)

	2013	2012
Subsidiaries
Income taxes
Article 4 (2) - Final tax	48	37
Article 21- Individual income tax	82	60
Article 23- Withholding tax on service delivery	34	32
Article 25- Installment of corporate income tax	440	378
Article 26- Withholding tax on non-resident income	16	18
Article 29- Corporate income tax	284	674
VAT	72	3
	976	1,202
	1,698	1,844

d.   The components of income tax expense (benefit) are as follows:

	2013	2012
Current
The Company	909	878
Subsidiaries	6,086	5,750
	6,995	6,628
Deferred
The Company	(149)	(501)
Subsidiaries	13	(261)
	(136)	(762)
	6,859	5,866

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statement of comprehensive income is as follows:

	2013	2012
Profit before income tax	27,149	24,228
Less income subject to final tax	(1,780)	(913)
	25,369	23,315
Tax calculated at the Company’s applicable statutory tax rate of 20%	5,074	4,663
Difference in applicable statutory tax rate for subsidiaries	1,213	1,050
Non-deductible expenses	460	381
Final income tax expenses	93	52
Others	19	(280)
Net income tax expense	6,859	5,866

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

31.  TAXATION (continued)

d.   The components of income tax expense (benefit) are as follows: (continued)

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
Profit before income tax	27,149	24,228
Add back consolidation eliminations	11,992	10,536
Consolidated profit before income tax and eliminations	39,141	34,764
Less profit before income tax of the subsidiaries	(24,143)	(21,616)
Profit before income tax attributable to the Company	14,998	13,148
Less income subject to final tax	(433)	(344)
	14,565	12,804
Temporary differences:
Provision for impairment and trade receivables written-off	854	43
Provision for impairment of assets	596	246
Net periodic pension and other post-retirement benefits costs	414	291
Finance lease	366	(196)
Deferred installation fee	83	(72)
Provision for personnel expenses	(13)	537
Valuation of fair value of long term investment	(352)	-
Depreciation and gain on sale of property and equipment	(403)	(424)
Payment provision for early retirement program	(699)	699
Other provisions	33	(19)
Net temporary differences	879	1,105
Permanent differences:
Net periodic post-retirement health care benefit costs	374	90
Employee benefits	247	218
Donations	193	215
Equity in net income of associates and subsidiaries	(11,979)	(10,583)
Gain on sale of long term investment	(499)	-
Others	460	360
Net permanent differences	(11,204)	(9,700)
Taxable income of the Company	4,240	4,209
Current corporate income tax expense	848	842
Final income tax expense	61	36
Total current income tax expense of the Company	909	878
Current income tax expense of the subsidiaries	6,086	5,750
Total current income tax expense	6,995	6,628

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

31.  TAXATION (continued)

d.   The components of income tax expense (benefit) are as follows: (continued)

Tax Law No. 36/2008 which futher regulated in Government Regulation No. 77/2013 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for purposes of calculating income tax expense and liabilities for the financial reporting periods of December 31, 2013 and 2012, the Company has reduced the applicable tax rate by 5%.

The Company applied a tax rate of 20% for the fiscal years 2013 and 2012. The subsidiaries applied a tax rate of 25% for the fiscal years 2013 and 2012.

The Company will submit the above corporate income tax computation in its income tax return (“Surat Pemberitahuan Tahunan” or “Annual SPT”) for the fiscal year 2013 that will be reported to the tax office based on prevailing regulations. The amount of corporate income tax for the year ended December 31, 2012 agreed with what was reported in the Annual SPT.

e.   Tax assessment

(i)     The Company

The Directorate General of Tax (“DGT”) assessed the Company forValue Added Tax, withholding income taxes and corporate income tax for fiscal year 2011. Tax assessment for the fiscal year 2008 has been completed  with the issuance ofTax Assessment Letter (SKP) No. SPHP-2/WPJ.19/KP.03/2014 regarding notice of workup with no correction for Income Tax Article  21/22/23/26 and 4 (2).

In November 2013, the Company received SKPKBs No. 00056/207/07/093/13 to No. 00065/207/07/093/13 dated November 15, 2013, for the underpayment of Value Added Tax (VAT) for the fiscal year January - September and November 2007 of Rp142 billion. On January 2014, the Company filed an objection to the Tax Authorities regarding the underpayment of VAT. As of the issuance date of the consolidated financial statements, the Tax Authorities have not yet issued their decision on the objection.

(ii)   Telkomsel

On February 25, 2009, the Tax Authorities filed a judicial review request to the Indonesian Supreme Court (“SC”) for the Tax Court’s acceptance of Telkomsel’s appeal on 2002 withholding tax amounting to Rp 115 billion. On April 3, 2009, Telkomsel filed a contra-appeal to the SC. In November 2012 Telkomsel received a favorable verdict from the SC which accepted Telkomsel’s contra-appeal.

On April 21, 2010, the Tax Authorities filed a judicial review request to the SC for the Tax Court’s acceptance of Telkomsel’s request to cancel the Tax Collection Letter (STP) for the underpayment of December 2008 Income Tax Article 25 amounting to Rp429 billion (including a penalty of Rp8 billion). In May 2010, Telkomsel field a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

31.  TAXATION (continued)

e.   Tax assessment (continued)

On August 10, 2010, the Tax Authorities filed a judicial review request to the SC for the Tax Court’s acceptance of Telkomsel’s appeal on 2004 and 2005 VAT totaling Rp215 billion. In September 2010, Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

In May and June 2012, Telkomsel received the refund of penalty of 2010 Income Tax     Article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a judicial review request to the SC on the Tax Court’s verdict. On September 14, 2012, Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

In August 2012, the Tax Authorities accepted Telkomsel’s objection and refunded the whole claim for 2008 underpayment of VAT amounting to Rp232 billion (including penalty of Rp81.9 billion).

On March 12, 2012, Telkomsel received assessment letters as a result of a tax audit for the fiscal year 2010 by the Tax Authorities. Based on the letters, Telkomsel overpaid corporate income tax and underpaid VAT amounting to Rp597.4 billion and Rp302.7 billion (including penalty of Rp73.3 billion), respectively. Telkomsel accepted the assessment on the overpayment of corporate income tax and Rp12.1 billion of the underpayment of the VAT (including penalty of Rp6.3 billion). The accepted portion was charged to the 2012 consolidated statement of comprehensive income. On April 5, 2012, Telkomsel received a refund for the overpayment of corporate income tax for fiscal year 2010 amounting to Rp294.7 billion, net of underpayment of VAT. On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the underpayment of VAT of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 1, 2013, the Tax Authorities rejected Telkomsel’s objection. Subsequently, on July 29, 2013, Telkomsel filed an appeal to the Tax Court. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

In December 2013, the Tax Court accepted Telkomsel’s appeal on 2006 VAT and withholding taxes totaling Rp116 billion. The amount which was previously presented as part of claims for tax refund is reclassified to advances and other non-current assets.

f.    Deferred tax assets and liabilities

The details of the Company and subsidiaries' deferred tax assets and liabilities are as follows:

		(Charged) credited to the consolidated	Acquisition/
	December 31, 2012	statements of comprehensive income	divestment of subsidiaries	December 31, 2013
The Company
Deferred tax assets:
Provision for impairment of receivables	276	170	-	446
Net periodic pension and other post-retirement benefits costs	129	84	-	213
Employee benefits provisions	173	(30)	-	143
Deferred connection fee	54	16	-	70
Accrued expenses and provision for inventory obsolescence	22	5	-	27
Provision for early retirement expense	140	(140)	-	-
Total deferred tax assets	794	105	-	899

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

31.  TAXATION (continued)

f.    Deferred tax assets and liabilities (continued)

		(Charged) credited to the consolidated	Acquisition/
	December 31, 2012	statements of comprehensive income	divestment of subsidiaries	December 31, 2013
Deferred tax liabilities:
Finance leases	(64)	73	-	9
Land rights, intangible assets, and others	(14)	3	-	(11)
Valuation of long term investment	0	(70)	-	(70)
Difference between accounting and tax bases of property and equipment	(1,581)	38	-	(1,543)
Total deferred tax liabilities	(1,659)	44	-	(1,615)
Deferred tax liabilities of the Company - net	(865)	149	-	(716)
Telkomsel
Deferred tax assets:
Employee benefit provisions	206	48	-	254
Provision for impairment of receivables	118	4	-	122
Recognition of interest under USO arrangements	6	(6)	-	0
Total deferred tax assets	330	46	-	376
Deferred tax liabilities:
Intangible assets	(44)	(18)	-	(62)
Finance leases	(22)	(99)	-	(121)
Difference between accounting and tax basic of property and equipment	(2,363)	95	-	(2,268)
Total deferred tax liabilities	(2,429)	(22)	-	(2,451)
Deferred tax liabilities of Telkomsel - net	(2,099)	24	-	(2,075)
Deferred tax liabilities of other subsidiaries - net	(95)	(109)	(9)	(213)
Deferred tax liabilities - net	(3,059)	64	(9)	(3,004)
Deferred tax assets - net	89	71	(78)	82

		(Charged) credited to the consolidated
	December 31, 2011	statements of comprehensive income	Realized to equity	December 31, 2012
The Company
Deferred tax assets:
Provision for impairment of receivables	334	(58)	-	276
Employee benefit provisions	82	91	-	173
Provision for early retirement expense	-	140	-	140
Net periodic pension and other post-retirement benefit costs	86	43	-	129
Deferred connection fee	85	(31)	-	54
Accrued expenses and provision for inventory obsolescence	30	(8)	-	22
Total deferred tax assets	617	177	-	794

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

31.  TAXATION (continued)

f.    Deferred tax assets and liabilities (continued)

		(Charged) credited to the consolidated
	December 31, 2011	statements of comprehensive income	Realized to equity	December 31, 2012
Deferred tax liabilities:
Land rights, intangible assets, and others	(21)	7	-	(14)
Finance leases	(33)	(31)	-	(64)
Difference between accounting and tax bases of property and equipment	(1,929)	348	-	(1,581)
Total deferred tax liabilities	(1,983)	324	-	(1,659)
Deferred tax liabilities of the Company - net	(1,366)	501	-	(865)
Telkomsel
Deferred tax assets:
Employee benefit provisions	151	56	-	207
Provision for impairment of receivables	64	53	-	117
Recognition of interest under USO arrangements	-	6	-	6
Total deferred tax assets	215	115	-	330
Deferred tax liabilities:
Finance leases	-	(22)	-	(22)
Intangible assets	(49)	5	-	(44)
Difference between accounting and tax basic of property and equipment	(2,529)	166	-	(2,363)
Total deferred tax liabilities	(2,578)	149	-	(2,429)
Deferred tax liabilities of Telkomsel - net	(2,363)	264	-	(2,099)
Deferred tax liabilities of other subsidiaries - net	(65)	(30)	-	(95)
Deferred tax liabilities - net	(3,794)	735	-	(3,059)
Deferred tax assets - net	67	27	(5)	89

As of December 31, 2013 and 2012, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp24,252 billion and Rp20,317 billion, respectively.

Realization of the deferred tax assets is dependent upon the Company and subsidiary’s capability in generating future profitable operations. Although realization is not assured, the Company and subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it could be reduced if actual future taxable income is lower than estimates.

g.   Administration

Since 2008 to 2012, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 in conjunction with the Ministry of Finance Regulation No. 238/PMK.03/2008. On the basis of  historical data, for the year 2013, the Company calculates the deferred tax using the tax rate of 20%.

The taxation laws of Indonesia require that the Company and subsidiaries submit individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, this period is within ten years of the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years of the time the tax became due.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

31.  TAXATION (continued)

g.   Administration (continued)

The Minister of Finance of the Republic of Indonesia has issued Regulation No.85/PMK.03/2012 dated June 6, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Minister of Finance of the Republic Indonesia also has issued Regulation No.224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 which is effective from February 23, 2013. The Company has withheld, deposited, and reported the VAT and PPnBM or VAT and also income tax article 22 in accordance with the Regulation.

No tax audit has been conducted for fiscal years 2003, 2005, 2006, 2007, 2009, and 2010 on the Company. Tax audits have been completed for all other fiscal years, except for fiscal year 2011.

The Company received a certificate of tax audit exemption from the DGT for fiscal years 2007, 2008, 2009 and 2010, 2012 which is valid unless the Company files for corporate income tax overpayment, in which case a tax audit will be performed.

32.  BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp14,205 billion and Rp12,850 billion by the weighted average number of shares outstanding during the period totaling 96,358,660,797 and 96,011,315,505 (after stock split) for the years ended December 31, 2013 and 2012, respectively.

Basic earnings per share amounted to Rp147.42 and Rp133.84 (in full amount) for the years ended December 31, 2013 and 2012, respectively.

The calculation of basic earning per share in 2012 has been retrospectively adjusted in connection with the Company’s stock split (Note 1c).

No diluted earnings per share is computed because the Company does not have potentially dilutive financial investments for the years ended December 31, 2013 and 2012.

33.  CASH DIVIDENDS AND GENERAL RESERVE

In the AGM of Stockholders of the Company as stated in notarial deed No. 14 dated May 11, 2012 of Ashoya Ratam,S.H.,MKn., the Company’s stockholders agreed on the distribution of cash dividend and special cash dividend for 2011 amounting to Rp6,031 billion and Rp1,096 billion, respectively. On June 22, 2012, the Company paid the cash dividend and special cash dividend totalling Rp7,127 billion.

In the AGM of Stockholders of the Company as stated in notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam,S.H.,MKn., the Company’s stockholders agreed on the distribution of cash dividend and special cash dividend for 2012 amounting to Rp7,068 billion and Rp1,285 billion, respectively. On June 18, 2013, the Company paid the cash dividend and special cash dividend totalling Rp8,354 billion.

.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

33.  CASH DIVIDENDS AND GENERAL RESERVE (continued)

Appropriation of Retained Earnings

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of December 31, 2013 and 2012 amounted to Rp15,337 billion.

34.  RETIREMENT BENEFIT AND OTHER POST RETIREMENT BENEFIT OBLIGATIONS

	2013	2012
Prepaid pension benefit costs
The Company	927	1,031
Infomedia	-	1
Prepaid pension benefit costs	927	1,032
Pension benefit cost provision and other post-employment benefits
Pension
The Company	1,644	1,373
Telkomsel	613	419
Pension benefit costs provisions	2,257	1,792
Other post-retirement benefits	349	310
Obligation under the Labor Law	189	146
Pension benefit cost provision and other post-employment benefits	2,795	2,248
Net periodic pension costs
The Company	678	592
Telkomsel	194	197
Infomedia	1	0
Net periodic pension costs (Note 27)	873	789
Other post-retirement benefit costs (Note 27)	66	65
Employee benefit costs under the Labor Law	17	38

a.   Prepaid pension benefit costs

The Company sponsors a defined benefit pension plan to employees with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company’s contributions to the pension fund for the years ended December 31, 2013 and 2012 amounted to Rp182 billion and Rp186 billion, respectively.

The following table presents the change in projected pension benefits obligation, change in pension plan assets, funded status of the pension plan and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2013 and 2012, for its defined benefit pension plan:

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

34.  RETIREMENT BENEFIT AND OTHER POST RETIREMENT BENEFIT OBLIGATIONS (continued)

a.   Prepaid pension benefit costs (continued)

	2013	2012
Change in projected pension benefits obligation
Projected pension benefits obligation at beginning of year	19,249	16,188
Service costs	450	372
Interest costs	1,183	1,151
Pension plan participants' contributions	44	44
Actuarial (gains) losses	(5,387)	2,123
Expected pension benefits paid	(656)	(629)
Projected pension benefits obligation at end of year	14,883	19,249
Change in pension plan assets
Fair value of pension plan assets at beginning of year	18,222	16,597
Expected return on pension plan assets	1,485	1,517
Employer’s contributions	182	186
Pension plan participants' contributions	44	44
Actuarial (losses) gains	(2,474)	507
Expected pension benefits paid	(656)	(629)
Fair value of pension plan assets at end of year	16,803	18,222
Funded status	1,920	(1,027)
Unrecognized prior service costs	78	217
Unrecognized net actuarial (gains) losses	(1,071)	1,841
Prepaid pension benefit costs	927	1,031

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was (Rp989) billion and Rp2,024 billion for the years ended December 31, 2013 and 2012 respectively. Based on the Company’s regulation issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not give contribution to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Therefore, the Company expects nocontribution todefined benefit pension plan in 2014.

The movements of the prepaid pension benefit costs during the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Prepaid pension benefit costs at beginning of year	(1,031)	(990)
Net periodic pension costs less amounts charged to subsidiaries	265	133
Amounts charged to subsidiaries under contractual agreement	21	12
Employer’s contributions	(182)	(186)
Prepaid pension benefit costs at end of period	(927)	(1,031)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

34.  RETIREMENT BENEFIT AND OTHER POST RETIREMENT BENEFIT OBLIGATIONS (continued)

a.  Prepaid pension benefit costs (continued)

The movements of the prepaid pension benefit costs during the years ended December 31, 2013 and 2012 are as follows:

As of December 31, 2013 and 2012, plan assets mainly consisted of :

	2013	2012
Government bonds	40.30%	37.96%
Indonesian equity securities	21.97%	21.82%
Corporate bonds	21.19%	16.91%
Others	16.54%	23.31%
Total	100.00%	100.00%

Pension plan assets also include Series B shares issued by the Company with fair values totaling Rp336 billion and Rp233 billion, representing 2.00% and 1.23% of total plan assets as of December 31, 2013 and 2012, respectively, and bonds issued 0.90% and 0.87% of total plan assets as of December 31, 2013 and 2012, respectively by the Company with fair values totaling Rp151 billion and Rp159 billion representing.

The actuarial valuation for the defined benefit pension plan and the other post-retirement benefits (Notes 34b and 34c) was performed based on the measurement date as of December 31, 2013 and 2012, with reports dated February 28, 2014 and February 28, 2013, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Towers Watson (“TW”) (formerly Watson Wyatt Worldwide). The principal actuarial assumptions used by the independent actuary as of December 31, 2013 and 2012 are as follows:

	2013	2012
Discount rate	9.00%	6.25%
Expected long-term return on pension plan assets	9.75%	8.25%
Rate of compensation increases	8.00%	8.00%

The components of net periodic pension costs are as follows:

	2013	2012
Service costs	450	372
Interest costs	1,183	1,151
Expected return on pension plan assets	(1,485)	(1,517)
Amortization of prior service costs	139	139
Net periodic pension costs	287	145
Amount charged to subsidiaries under contractual agreements	(21)	(12)
Net periodic pension cost less amounts charged to subsidiaries (Note 27)	266	133

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

34. RETIREMENT BENEFIT AND OTHER POST RETIREMENT BENEFIT OBLIGATIONS (continued)

a.  Prepaid pension benefit costs (continued)

Historical information:

	2013	2012	2011	2010	2009
Present value of funded defined benefit obligation	(14,883)	(19,249)	(16,188)	(11,924)	(10,131)
Fair value of plan assets	16,803	18,222	16,597	15,098	12,300
Surplus (deficit) in the plan	1,920	(1,027)	409	3,174	2,169
Experience adjustments arising on plan liabilities	(20)	(1)	(156)	(314)	(318)
Experience adjustments arising on plan assets	2,474	(507)	(410)	(1,604)	(2,028)

b.  Pension benefit costs provisions

(i)   The Company

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp6 billion and Rp5 billion for the years ended December 31, 2013 and 2012, respectively.

Since 2007, the Company has provided pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit had increased the Company’s obligations by Rp699 billion, which is amortized over 9.9 years until 2016. In 2010, the Company replaced the uniformulation with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon being disabled starting from February 1, 2009. The change in benefit had increased the Company’s obligations by Rp435 billion, which is amortized over 8.63 years until 2018.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

34.  RETIREMENT BENEFIT AND OTHER POST RETIREMENT BENEFIT OBLIGATIONS (continued)

b.  Pension benefit cost provisions

      (i)   The Company  (continued)

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (“Masa Persiapan Pensiun” or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to,  regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring beginning April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, he or she is required to work until the retirement date.

The following table presents the change in projected benefits obligation of MPS and MPP for the years ended December 31, 2013 and 2012:

	2013	2012
Change in projected benefits obligation
Unfunded projected benefits obligation at beginning of year	2,436	2,440
Service costs	97	104
Interest costs	150	173
Actuarial gains	(342)	(128)
Benefits paid by employer	(141)	(153)
Unfunded projected benefits obligation at end of year	2,200	2,436
Unrecognized prior service costs	(506)	(639)
Unrecognized net actuarial losses	(50)	(424)
Pension benefit costs provisions at end of year	1,644	1,373

Movements of the pension benefit costs provisions during the years ended December31, 2013 and 2012:

	2013	2012
Pension benefit costs provisions at beginning of year	1,373	1,067
Total periodic pension costs	412	459
Employer’s contribution	(141)	(153)
Pension benefit costs provisions at end of year	1,644	1,373

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

34.  RETIREMENT BENEFIT AND OTHER POST RETIREMENT BENEFIT OBLIGATIONS (continued)

b.   Pension benefit costs provisions (continued)

(i)   The Company (continued)

The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2013 and 2012 are as follow:

	2013	2012
Discount rate	9.00%	6.25%
Rate of compensation	8.00%	8.00%

	2013	2012
Service costs	97	104
Interest costs	150	173
Amortization of prior service costs	132	133
Recognized actuarial losses	33	49
Total periodic pension costs (Note 27)	412	459

Historical information:

	2013	2012	2011	2010	2009
Present value of funded defined benefit obligation	(2,200)	(2,436)	(2,440)	(2,096)	(1,622)
Defisit in the plan	(2,200)	(2,436)	(2,440)	(2,096)	(1,622)
Experience adjustments arising on plan liabilities	3	72	(30)	23	309

      (ii)   Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp nil and Rp45 billion for the years ended December 31, 2013 and 2012, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

34.  RETIREMENT BENEFIT AND OTHER POST RETIREMENT BENEFIT OBLIGATIONS (continued)

b.  Pension benefit costs provisions (continued)

      (ii)   Telkomsel (continued)

The following table presents the changes in pension benefits obligation, changes in pension plan assets, unfunded status of the plans and net amount recorded in consolidated financial position of Telkomsel for the years ended December 31, 2013 and 2012:

	2013	2012
Change in projected pension benefits obligation
Projected pension benefits obligation at beginning of year	(1,472)	(1,238)
Service cost	(130)	(119)
Interest cost	(88)	(83)
Actuarial gains (losses)	(789)	(36)
Expected pension benefits paid	(2)	(4)
Projected pension benefits obligation at end of year	(899)	(1,472)
Changes plan asset program
Fair value of pension plan assets at beginning of year	666	458
Expected return on pension plan assets	40	31
Employer’s contributions	-	42
Actuarial gains (losses)	(265)	139
Expected pension benefits paid	(2)	(4)
Fair value of pension plan assets at end of year	439	666
Funded status	(460)	(806)
Unrecognized items in the consolidated statements of financial position:
Prior service costs	0	0
Net actuarial (losses) gain	(153)	387
Pension benefit cost provisions	(613)	(419)

The components of the net periodic pension costs are as follows:

	2013	2012
Service costs	130	119
Interest costs	88	83
Expected return on pension plan assets	(40)	(31)
Amortization of past service costs	1	1
Recognized actuarial losses	15	25
Net periodic pension costs (Note 27)	194	197

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

34.  RETIREMENT BENEFIT AND OTHER POST RETIREMENT BENEFIT OBLIGATIONS (continued)

b.  Pension benefit costs provisions (continued)

(ii)   Telkomsel (continued)

The net periodic pension costs for the pension plan was calculated based on actuary measurement date as of December 31, 2013 and 2012, with reports dated February 20, 2014 and February 12, 2013, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2013 and 2012, are as follows:

	2013	2012
Discount rate	9.00%	6.00%
Expected long-term return on plan assets	9.00%	6.00%
Rate of compensation increases	6.50%	6.50%

Historical information

	2013	2012	2011	2010	2009
Present value of funded defined benefit obligation	(899)	(1,472)	(1,237)	(663)	(399)
Fair value of plan assets	439	666	458	246	154
Deficit in the plan	(460)	(806)	(779)	(417)	(245)
Experience adjustments arising on plan liabilities	43	71	(44)	9	(17)
Experience adjustments arising on plan assets	265	(139)	(192)	(49)	25

c.   Other post-retirement benefits

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of last housing allowance (“Biaya Fasilitas Perumahan Terakhir” or “BFPT”) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or “BPP”).

Movements of the other post-retirement benefit costs provisions for the years ended December 31, 2013 and 2012:

	2013	2012
Other post-retirement benefit cost provisions at beginning of year	310	273
Other post-retirement benefit costs	66	65
Other post-retirement benefits paid by the Company	(27)	(28)
Net other post-retirement benefit cost provisions at end of year	349	310

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

34.  RETIREMENT BENEFIT AND OTHER POST RETIREMENT BENEFIT OBLIGATIONS (continued)

c.   Other post-retirement benefits (continued)

The principal actuarial assumptions used by the independent actuary as of December 31, 2013 and 2012 are as follows:

	2013	2012
Discount rate	9.00%	6.25%
Rate of compensation	8.00%	8.00%

The components of the total periodic other post-retirement benefit costs for the years ended December 31, 2013 and 2012:

	2013	2012
Service costs	11	10
Interest costs	30	32
Amortization of past service costs	7	7
Recognized actuarial losses	18	16
Other post-retirement benefit costs (Note 27)	66	65

Historical information:

	2013	2012	2011	2010	2009
Present value of funded defined benefit obligation	(450)	(508)	(462)	(409)	(336)
Deficit in the plan	(450)	(508)	(462)	(409)	(336)
Experience adjustments arising on plan liabilities	(7)	5	(13)	11	(1)

d.   Obligation under the Labor Law

Under Law No. 13 Year 2003, the Company and subsidiaries are required to provide minimum pension benefit, if not covered yet by the sponsored pension plans, to their employees upon retirement age. The total related obligation recognized as of December 31, 2013 and 2012 amounted to Rp189 billion and Rp146 billion, respectively. The related employee benefit costs charged to expense amounted to Rp17 billion and Rp38 billion for the years ended December 31, 2013 and 2012, respectively.

35.  LONG SERVICE AWARDS (“LSA”)

Telkomsel provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp336 billion and Rp347  billion as of
December 31, 2013 and 2012, respectively. The related benefit costs charged to expense amounted to Rp19 billion and Rp121 billion for the years ended December 31, 2013 and 2012, respectively (Note 27).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

36.  POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yakes.

The defined contribution post-retirement health care plan is provided to employees hired with permanent status on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company’s contribution amounted to Rp17 billion and Rp18 billion for the years ended December 31, 2013 and 2012, respectively.

The following table presents the change in the projected post-retirement health care benefits obligation, change in post-retirement health care benefits plan assets, funded status of the post-retirements health care benefits plan and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2013 and 2012:

	2013	2012
Change in projected post-retirement health care benefits obligation
Projected post-retirement health care benefits obligation at beginning of year	13,162	10,547
Service costs	70	56
Interest costs	813	755
Actuarial (gains) losses	(3,099)	2,074
Expected post-retirement health care benefits paid	(293)	(270)
Projected post-retirement health care benefits obligation at end of year	10,653	13,162
Change in post-retirement health care benefits plan assets
Fair value of plan assets at beginning of year	9,913	8,986
Expected return on plan assets	744	720
Employer’s contributions	302	300
Actuarial (losses) gains	(1,005)	177
Expected post-retirement health care paid	(293)	(270)
Fair value of plan assets at end of year	9,661	9,913
Funded status	(992)	(3,249)
Unrecognized net actuarial losses	240	2,570
Post-retirement health care benefit costs provisions	(752)	(679)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

36.  POST-RETIREMENT HEALTH CARE BENEFITS (continued)

As of December 31, 2013 and 2012, plan assets mainly consisted of:

	2013	2012
Mutual funds	81.80%	81.00%
Equity securities	13.14%	7.61%
Time deposits	3.68%	10.72%
Others	1.38%	0.67%
Total assets	100.00%	100.00%

Yakes plan assets also include Series B shares issued by the Company with fair values totaling Rp120 billion and Rp35 billion representing 1.25% and 0.35% of total plan assets as of December 31, 2013 and 2012, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was (Rp261 billion) and Rp896 billion for the years ended December 31, 2013 and 2012, respectively. The Company expects to contribute Rp226 billion to its post-retirement health care plan during 2014.

The components of net periodic post-retirement health care benefit costs are as follows:

	2013	2012
Service costs	70	56
Interest costs	813	755
Expected return on plan assets	(744)	(720)
Recognized actuarial losses	236	-
Net periodic post-retirement benefit costs	375	91
Amounts charged to subsidiaries under contractual agreements	(1)	(1)
Net periodic post-retirement health care benefit costs less amounts charged to subsidiaries (Note 27)	374	90

The movements of the projected post-retirement health care benefit costs provisions for the years ended December 31, 2013 and 2012, are as follows:

	2013	2012
Projected post-retirement health care benefit costs provisions at beginning of year	679	888
Net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 27)	374	90
Amounts charged to subsidiaries under contractual agreements	1	1
Employer’s contributions	(302)	(300)
Projected post-retirement health care benefit costs provisions at end of year	752	679

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

36.  POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2013 and 2012, with reports dated February 28, 2014 and February 28, 2013, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary as of December 31, 2013 and 2012 are as follows:

	2013	2012
Discount rate	9.00%	6.25%
Expected long-term return on plan assets	9.50%	7.50%
Health care costs trend rate assumed for next year	7.00%	7.00%

1% change in assumed future health care costs trend rates would have the following effects:

	1% point increase	1% point decreas
Service costs and interest costs	289	(227)
Accumulated post-retirement health care benefits obligation	1,720	(1,413)

Historical information:

	2013	2012	2011	2010	2009
Present value of funded defined benefit obligation	(10,653)	(13,162)	(10,547)	(8,741)	(7,166)
Fair value of plan assets	9,661	9,913	8,986	8,005	6,022
Deficit in the plan	(992)	(3,249)	(1,561)	(736)	(1,144)
Experience adjustments arising on plan liabilities	(56)	74	(64)	(231)	(722)
Experience adjustments arising on plan assets	1,005	(177)	(222)	(691)	(756)

37.  RELATED PARTY TRANSACTIONS

In the normal course of its business, the Company and subsidiaries entered into transactions with related parties. It is the Company's policy that the pricing of these transactions be the same as those of arm’s length transactions.

a.     Nature of relationships and accounts/transactions with related parties

Details of the nature of relationshipsand transactions/accounts with significant related parties are as follows:

Related parties	Nature of relationships with related parties	Nature oftransactions/accounts
The Government: Ministry of Finance	Majority stockholder	Finance costs and investment in financial instruments
State-owned enterprises	Entity under common control	Operation expenses, purchase of property and equipment, construction and installation services, insurance expense, finance costs, finance income, investment in financial instruments
Indosat	Entity under common control

Interconnection revenues, interconnection expenses, telecommunications facilities usage, operating and maintenance cost, leased lines revenue, satellite transponders usage revenues, usage of data communication network system expenses and lease revenues

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

37.  RELATED PARTY TRANSACTIONS (continued)

a.     Nature of relationships and accounts/transactions with related parties (continued)

Details of the nature of relationships and transactions/accounts with significant related parties are as follows:

Related parties	Nature of relationships with related parties	Nature oftransactions/accounts
PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under common control	Network revenues, usage of data communication network system expenses and leased lines expenses
Indosat Mega Media	Entity under common control	Network revenues
CSM	Associated company	Satellite transponders usage revenues,
Patrakom*	Associated company	leased lines revenues, transmission lease expenses Satellite transponders usage revenues, leased lines revenues, transmission lease expenses
PSN	Associated company	Satellite transponders usage revenues, leased lines revenues, transmission lease expenses, interconnection revenues and interconnection expense
Indonusa**	Associated company	Leased line revenues, telecommunication Services revenue, data telecommunication expense
PT Industri Telekomunikasi Indonesia (“INTI”)	Entity under common control	Purchase of property and equipment
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Insurance of property and equipment
PT Jaminan Sosial Tenaga Kerja (“Jamsostek”)	Entity under common control	Insurance for employees
PT Perusahaan Listrik Negara (Persero) (“PLN”)	Entity under common control	Electricity expenses
PT Pos Indonesia	Entity under common control	Cost of SIM cards
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Finance income and finance costs
BRI	Entity under common control	Finance income and finance costs
BTN	Entity under common control	Finance income and finance costs
BSM	Entity under common control	Finance costs
Bahana	Entity under common control	Available-for-sale financial assets, bonds and notes
PT Bank BRI Syariah (“BRI Syariah”)	Entity under common control	Finance costs
Bahana	Entity under common control	Available-for-sale financial assets, bonds and notes
Koperasi Pegawai Telkom (“Kopegtel”)	Entity under common control

Purchase of property and equipment, construction and installation services, leases of buildings, leases of vehicles, purchases of materials and construction services, utilities maintenance and cleaning services and RSA revenues

PT Sandhy Putra Makmur (“SPM”)	Entity under common control	Leases of buildings, leases of vehicles, purchase of materials and construction services, utilities maintenance and cleaning services
Koperasi Pegawai Telkomsel (“Kisel”)	Entity under common control	Leases of vehicles, printing and distribution of customer bills, collection fee, and other services fee, distribution of SIM cards and pulse reload vouchers
PT Graha Informatika Nusantara (“Gratika”)	Entity under common control	Leased lines revenues, purchase of property and equipment, installation and maintenance expense
Directors and commissioners	Key management personnel	Honorarium and facilities
Yakes	Entity under significant influence	Medical expenses

*	Patrakom became a subsidiary on September 25, 2013 (Note 3)
**	On October 8, 2013, the Company sold its 80% ownership in Indonusa (Notes 3 and 9)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

37.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties

The following are significant transactions with related parties:

	2013		2012
	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Entity under common control
Kisel	2,751	3.32	2,351	3.05
Indosat	1,053	1.27	1,033	1.34
Gratika	342	0.41	3	0.00
Lintasarta	64	0.08	85	0.11
Subtotal	4,210	5.08	3,472	4.50
Associated companies
Indonusa**	45	0.05	-	-
CSM	31	0.04	47	0.06
Patrakom*	-	-	80	0.10
Subtotal	76	0.09	127	0.16
Others (each below Rp30 billion)	99	0.12	27	0.04
Total	4,385	5.29	3,626	4.70

	2013		2012
	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
Entity under common control
Indosat	1,008	1.77	1,004	1.94
Kisel	743	1.30	825	1.59
Kopegtel	692	1.21	817	1.58
PLN	651	1.14	660	1.27
Jasindo	333	0.58	370	0.71
SPM	118	0.21	25	0.05
PT Pos Indonesia	64	0.11	51	0.10
Jamsostek	39	0.07	36	0.07
Sub total	3,648	6.39	3,788	7.31
Entity under significant influence
Yakes	159	0.28	150	0.29
Associated companies
PSN	187	0.33	165	0.32
CSM	63	0.11	100	0.19
Patrakom*	-	-	73	0,14
Sub total	250	0.44	338	0.65
Others (each below Rp30 billion)	80	0.14	34	0.07
Total	4,137	7.25	4,310	8.32

*	Patrakom became a subsidiary on September 25, 2013 (Note 3)
**	on October 8, 2013, the Company sold its 80% ownership in Indonusa (Notes 3 and 10)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

37.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

	2013		2012
	Amount	% of total finance income	Amount	% of total finance income
Finance income
Entity under common control
State-owned banks	530	62.87	366	61.41

	2013		2012
	Amount	% of total finance costs	Amount	% of total finance costs
Finance costs
Majority stockholder
The Government	84	5.59	82	3.99
Entity under common control
State-owned banks	518	34.44	424	20.63
Total	602	40.03	506	24.62

	2013		2012
	Amount	% of total fixed assets purchased	Amount	% of total fixed assets purchased
Purchase of property and equipment(Note 11)
Entity under common control
Kopegtel	223	1.03	237	1.60
State-owned enterprises	126	0.58	98	0.66
Sub-total	349	1.61	335	2.26
Others (each below Rp30 billion)	59	0.27	47	0.32
Total	408	1.88	382	2.58

Presented below are balances of accounts with related parties:

		2013		2012
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 4)	11,736	9.17	8,992	8.07
b.	Other current financial assets (Note 5)	1,226	0.95	1,888	1.69
c.	Trade receivables - net (Note 6)	900	0.70	701	0.63
d.	Advances and prepaid expenses (Note 8)
	Others	82	0.06	18	0.02
e.	Advances and other non-current assets (Note 12)
	Entity under common control
	BNI	52	0.04	-	-
	Others	3	0.00	14	0.01
	Total	55	0.04	14	0.01

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

37.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

		2013		2012
		Amount	% of total liabilities	Amount	% of total liabilities
f.	Trade payables (Note 14)
	Entity under common control
	INTI	115	0.23	197	0.44
	Kopegtel	82	0.16	115	0.26
	Indosat	17	0.03	31	0.07
	State-owned enterprises	1	0.00	3	0.01
	Sub-total	215	0.42	346	0.78
	Entity under significant influence
	Yakes	43	0.09	39	0.09
	Others	568	1.12	47	0.11
	Total	826	1.63	432	0.98
g.	Accrued expenses (Note 15)
	Majority stockholder
	The Government	17	0.04	17	0.04
	Entity under common control
	State-owned banks	53	0.10	72	0.16
	Total	70	0.14	89	0.20
h.	Advances from customers and suppliers
	Majority stockholder
	The Government	19	0.04	64	0.14
i.	Short-term bank loans (Note 17)
	Entity under common control
	BRI	50	0.09	-	-
	BSM	14	0.03	5	0.01
	BRI Syariah	3	0.01	-	-
	Total	67	0.13	5	0.01
	Two-step loans (Note 19)
j.	Majority stockholder The Government	1,915	3.79	1,987	4.48
	Bonds and notes (Note 20)
k.	Entity under common control
	Bahana	-	-	8	0.02
l.	Long-term bank loans (Note 21)
	Entity under common control
	BRI	4,043	8.00	4,630	10.43
	BNI	2,351	4.65	2,349	5.29
	Bank Mandiri	1,069	2.12	1,417	3.19
	Total	7,643	14.77	8,396	18.91

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

37.  RELATED PARTY TRANSACTIONS (continued)

c.    Significant agreements with related parties (continued)

i.  The Government

The Company obtained two-step loans from the Government (Note 19).

ii. Indosat

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of the Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, enabling each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network and allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already takes into account the compensation for billing and collection. The agreement is valid and effective starting on January to December 2012, and can be applied until a new agreement becomes available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/Year 2006 (Note 40). These amendments took effect on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and subsidiaries, namely PT Indosat Mega Media, Lintasarta and PT Sistelindo Mitralintas. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

iii.   Others

The Company has entered into agreements with associated companies, namely CSM, PSN and Gratika for the utilization of the Company's satellite transponders or frequency channels and leased lines.

Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties.As of the issuance date of the consolidated financial statements, the extension is still in process.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

37.  RELATED PARTY TRANSACTIONS (continued)

c.    Significant agreements with related parties (continued)

 iii. Others (continued)

Koperasi Pegawai Telkomsel (“Kisel”) is a cooperative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

d.   Key management personnel remuneration

Key management personnel consists of the Boards of Commissioners and Directors of the Company and its subsidiaries.

The Company and subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The Company and subsidiaries provide short-term employment benefits in the form of salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits is as follows:

	2013		2012
	Amount	% of total expenses	Amount	% of total expenses
Board of Directors	354	0.62%	252	0.49%
Board of Commissioners	106	0.19%	61	0.12%

38. SEGMENT INFORMATION

Management manages the company’s business portfolios using the customer-centric approach as part of the Company’s strategy to provide one-stop solution to customers..

The Company and subsidiaries have four main operating segments, namely personal, home, corporate and others. The personal segment provides mobile cellular and fixed wireless telecommunications services to individual customers. The home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home customers. The corporate segment provides telecommunications services, including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions. Operating segments that are not monitored separately by the Chief Operation Decision Maker are presented as "Others", which provides building management services.

Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements.

However, the financing activities and income taxes are not separately monitored and are not allocated to operating segments.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

38. SEGMENT INFORMATION

Segment revenues and expenses include transactions between operating segments and are accounted at market prices.

	2013
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Total consolidated
Segment results
Revenues
External revenues	17,041	6,669	59,028	229	82,967	-	82,967
Inter-segment revenues	8,549	2,794	2,358	909	14,610	(14,610)	-
Total segment revenues	25,590	9,463	61,386	1,138	97,577	(14,610)	82,967
Expenses
External expenses	(15,211)	(5,939)	(32,991)	(980)	(55,121)	-	(55,121)
Inter-segment expenses	(5,164)	(2,946)	(6,472)	(28)	(14,610)	14,610	-
Total segment expenses	(20,375)	(8,885)	(39,463)	(1,008)	(69,731)	14,610	(55,121)
Segment results	5,215	578	21,923	130	27,846	-	27,846
Other information
Segment assets	39,718	18,992	75,604	1,571	135,885	(8,343)	127,542
Asset held-for-sale	-	-	105	-	105	-	105
Long-term investments	182	101	21	-	304	-	304
Total consolidated assets							127,951
Capital expenditures	(6,237)	(2,340)	(15,662)	(659)	(24,898)	-	(24,898)
Depreciation and amortization	(2,423)	(1,487)	(11,234)	(40)	(15,184)	-	(15,184)
Impairment of assets	-	-	(596)	-	(596)	-	(596)
Provision for impairment of receivables and inventory obsolescence	(994)	(390)	(202)	(3)	(1,589)	-	(1,589)

	2012
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Total consolidated
Segment results
Revenues
External revenues	15,579	7,360	54,087	117	77,143	-	77,143
Inter-segment revenues	6,468	2,223	2,188	648	11,527	(11,527)	-
Total segment revenues	22,047	9,583	56,275	765	88,670	(11,527)	77,143
Expenses
External expenses	(13,961)	(5,646)	(31,169)	(669)	(51,445)	-	(51,445)
Inter-segment expenses	(4,015)	(2,293)	(5,203)	(16)	(11,527)	11,527	-
Total segment expenses	(17,976)	(7,939)	(36,372)	(685)	(62,972)	11,527	(51,445)
Segment results	(4,071)	1,644	19,903	80	25,698	-	25,698
Other information
Segment assets	30,458	17,780	67,216	611	116,065	(4,971)	111,094
Long-term investments	254	-	21	-	275	-	275
Total consolidated assets							111,369
Capital expenditures	(4,375)	(2,083)	(10,664)	(150)	(17,272)	-	(17,272)
Depreciation and amortization	(2,079)	(1,168)	(10,940)	(22)	(14,209)	-	(14,209)
Impairment of assets	-	-	(247)	-	(247)	-	(247)
Provision for impairment of receivables and inventory obsolescence	(92)	(505)	(318)	-	(915)	-	(915)

The Company predominantly generates revenue and profit within Indonesia. Revenue with respect to international interconnections and assets held by geographical location are disclosed in Note 25 and Note 1, respectively

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

39.  REVENUE-SHARING ARRANGEMENTS (“RSA”)

The Company has entered into separate agreements with several investors under RSA to develop fixed lines, public card-phone booths, data and internet network, and related supporting telecommunications facilities.

As of December 31, 2013, the Company has 4 RSA’s with 4 investors. The RSA’s are located in East Java, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 129 to 148 months.

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities and the Company manages and operates the telecommunication’s facilities upon the completion of the construction. Repairs and maintenance costs during RSA period are borne jointly by the Company and investors. The investors legally retain the rights to the property and equipment constructed by them during the RSA periods. At the end of the RSA period, the investors transfer the ownership of the telecommunication’s facilities to the Company at a nominal price.

Generally, the revenues earned in the form of line installation charges, outgoing telephone pulses and monthly subscription charges are shared between the Company and investors based on certain agreed amount and/or ratio.

40.  TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.     Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the Minister of Communication and Information (“MoCI”) concerning “Procedure for Tariff Determination for Basic Telephony Service Connected through Fixed Line Network”.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

•	Activation fee
•	Monthly subscription charges
•	Usage charges
•	Additional facilities fee

b.    Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding  “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No. 12/PER/M.KOMINFO/02/2006.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

40.  TELECOMMUNICATIONS SERVICE TARIFFS

b.    Mobile cellular telephone tariffs

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

•	Basic telephony services tariff
•	Roaming tariff, and/or
•	Multimedia services tariff

with the following structure:

•	Activation fee
•	Monthly subscription charges
•	Usage charges
•	Additional facilities fee.

c.   Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 227/BRTI/XII/2010 dated December 31, 2010, decided to implement new interconnection tariffs effective from January 1, 2011 for cellular mobile network, satellite mobile network and fixed local network and effective from July 1, 2011 for fixed wireless local network with a limited mobility.

Based on Decree No.201/KEP/DJPPI/KOMINFO/7/2011 dated July 29, 2011 of the Director General of Post and Informatics, ITRB approved the Company’s revision of Reference Interconnection Offer (“RIO”) regarding the  interconnection tariff.

ITRB, in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for interconnection SMS tariff from Sender-Keeps All (“SKA”) basis to cost basis (Non-SKA) effective from June 1, 2012, for all telecommunication provider operators.

d.   Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication Decision issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.   Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

41. SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

As of December 31, 2013, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment, and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	10,404
U.S. Dollar	660	8,043
JPY	58	7
Euro	0.3	5
SGD	0.2	2
Total		18,461

The above balance includes the following significant agreements:

(i)     The Company

Contracting parties	Date of agreement	Significant provisions of the agreement
The Company and Sansaine Huawei Consortium	August 3, 2009	Procurement and installation agreement for Softswitch and modernization of MSAN Divre I, Divre II, Divre III and Divre IV
The Company and PT ZTE Indonesia	September 4, 2009	Procurement and installation agreement for Modernization of MSAN Softswitch Divre VI and Divre VII
The Company and PT ZTE Indonesia	October 6, 2010	Procurement and installation agreement for Gigabit Capable Passive Optical Network (G-PON)
The Company and PT Industri Telekomunikasi Indonesia	December 30, 2010	Procurement and installation agreement for copper wire access modernization through Trade In/Trade Off method
The Company and PT Lintas Teknologi Indonesia	June 8, 2011	Procurement and installation agreement for DWDM Alcatel-Lucent (ALU)
The Company and G-Pas Consortium	June 14, 2011	Procurement and installation agreement for Outside Plant Fiber Optic (OSP-FO) Access & RMJ GPAS
The Company and Mandiri Maju Consortium	June 14, 2011	Procurement and installation agreement for OSP-FO Access & RMJ
The Company and PT QDC Technologies	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ.
The Company and TEKKEN-DMT Consortium	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ.
The Company and DJAFA Consortium	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ.
The Company and PT Telekomindo Primakarya	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ.
The Company and PT Nasio Karya Pratama	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ.
The Company and Jembo Kabel - Tridayasa Consortium	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ.
The Company and Pancamas Consortium	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(i)     The Company (continued)

Contracting parties	Date of agreement	Significant provisions of the agreement
The Company and PT Ardhinusa Mitratel	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ.
The Company and PT Karya Mitra Nugraha	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ.
The Company and PT Merbau Prima Sakti	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ.
The Company and PT Huawei Tech Investment	October 11, 2011	Procurement and installation agreement for IMS (IP-Multimedia System).
The Company and PT Bina Nusantara Perkasa	December 9, 2011	Procurement and installation agreement for “Sistem Komuniksai Kabel Laut” (“SKKL”) Sumatera - Bangka (SBCS) and SKKL Tarakan - Tanjung Selor (TSCS)
The Company and PT Multipolar Technology	December 29, 2011	Procurement and installation agreement for Telkom cache system
The Company and PT Huawei Tech Investment	January 5, 2012	Procurement and installation agreement for ISP WDM SBCS JASUKA HUAWEI
The Company and PT Ericsson Indonesia – PT Infracell Nusatama	February 8, 2012	Procurement and installation agreement for IMS (IP-MULTIMEDIA SYSTEM)
The Company and PT Len Industri (Persero)	March 29, 2012	Procurement and installation agreement for copper wire access modernization through Trade In/Trade Off method
The Company and PT Sisindokom Lintasbuana	July 4, 2012	Procurement and installation agreement for MANAGED WIFI for Program of Indonesia WIFI Package-1
The Company and PT Ketrosden Triasmitra-PT Nautic Maritime Salvage	August 30, 2012	Procurement and installation agreement for SKKL Luwuk - Tutuyan Cable System (LTCS)
The Company and Consortium Furukawa & Partners	November 14, 2012	Procurement and installation of Outside Plant Fiber To The Home (OSP FTTH) DIVA Regional V and VII
The Company and Consortium Inti-Huawei	November 14, 2012	Procurement and installation of Outside Plant Fiber To The Home (OSP FTTH) DIVA Regional III, IV and VI
The Company and Consortium JF DJAFA	November 14, 2012	Procurement and installation agreement for Outside Plant Fiber to The Home (OSP FTTH) DIVA REGIONAL II
The Company and PT Mastersystem Infotama	December 5, 2012	Procurement and installation agreement for Internet Protocol Backbone (IPBB) System.
The Company and Consortium Binainfo Lokatara	December 7, 2012	Procurement and installation agreement for Wireless Access Gateway (WAG), Policy and Charging Enforcement Function (PCEF), Policy and Charging Rule Function (PCRF) Platform Ericson.
The Company and PT Huawei Tech Investment	December 20, 2012	Procurement and installation agreement for Wireless Access Gateway (WAG), Policy and Charging Enforcement Function (PCEF), Policy and Charging Rule Function (PCRF) Huawei.
The Company and PT Infra Karya Pratama	December 28, 2012	Procurement and installation agreement for MANAGED WIFI for Program of Indonesia WIFI Package-2
The Company and Consortium ASN-PT Lintas	May 6, 2013	Procurement and installation of Sulawesi Maluku Papua Cable System(SMPCS) project
The Company and PT Sisindokom Lintasbuana	May 8, 2013	Procurement and installation agreement for expansion of PE VPN CISCO
The Company and Consortium NEC Corp- PT NEC Indonesia	May 28, 2013	Procurement and installation of SKKL Sulawesi Maluku Papua Cable System(SMPCS) package-2

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

41.        SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(i)       The Company (continued)

Contracting parties	Date of agreement	Significant provisions of the agreement
The Company and PT Huawei Tech Investment	June 03, 2013	Procurement and installation agreement for Expansion of Metro Ethernet Platform Huawei
The Company and PT Datacomm Diangraha	June 26, 2013	KHS Procurement agreement for Expansion Maintenance Services Support Metro Ethernet Platform ALU
The Company and PT NEC Indonesia	July 08, 2013	Procurement and installation agreement for expansion of PE Speedy and Redirector
The Company and PT Lintas Teknologi Indonesia	July 22, 2013	Procurement agreement for Expansion DWDN ALU
The Company and NEC Corporation	October 2, 2013	Procurement and installation agreement for Ring Capacity of Surabaya-Ujung Pandang-Banjarmasin Backbone
The Company and PT ZTE Indonesia	October 2, 2013	Procurement and installation of OLT and ONT
The Company and PT Wahana Ciptasinatria	November 7, 2013	Procurement and installation agreement for Policy Control Equipment and Enforcement Function (PCEF)
The Company and PT Cisco Technologies Indonesia	November 14, 2013	The Partnership for procurement and installation agreement of Wifi CISCO
The Company and PT Huawei Tech Investment	December 6, 2013	Procurement and installation agreement for IP Radio Equipment for Backnhaul Node B Telkomsel Package-2 Platform Huawei
The Company and PT Huawei Tech Investment	December 6, 2013	Procurement and installation agreement for 10 Gigabyte of Capable Passive Optical Network (XGPON) Platform Huawei
The Company and PT ASB, PT ALU Indonesia, PT GBN and PT Lintas Consortium	December 31, 2013	Procurement and installation agreement for 10 Gigabyte of Capable Passive Optical Network (XGPON) Platform Alu.

(ii)    Telkomsel

Contracting parties	Date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Networks Oy, and Nokia Siemens Network GmbH & Co. KG	April 17, 2008*	The combined 2G and 3G CS Core Network Rollout Agreements
Telkomsel, PT Ericsson Indonesia, and PT Nokia Siemens Networks	April 17, 2008*	Technical Service Agreement (TSA) for Combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Networks Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009**	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Packet Systems Indonesia and PT Huawei	February 3, 2010***	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence IP RAN Rollout and Technical Support

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

41. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(ii)      Telkomsel (continued)

Contracting parties	Date of agreement	Significant provisions of the agreement
Telkomsel, PT Datacraft Indonesia and PT Huawei	February 3, 2010***	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel,PT Nokia Siemens Networks and NSN Oy	January 27, 2011	Soft HLR Rollout agreement
Telkomsel and PT Nokia Siemens Networks	January 27, 2011	Soft HLR Technical Support Agreement
Telkomsel and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center solutions
Telkomsel and Nokia Siemens Networks Oy and Huawei	July 11, 2011	Procurement agreement for equipment
Telkomsel and PT Ericsson Indonesia	December 21, 2011	Development and Rollout of Operation Support System (“OSS”)
Telkomsel, Apple South Asia Pte. Ltd. and PT Mitra Telekomunikasi Selular (“MTS”)	July 16, 2012	Purchasing iPhone and network cellular provider agreement
Telkomsel and Huawei International Pte. Ltd and PT Huawei	July 17, 2012	CS Core System Rollout and CS Core System Technical Support
Telkomsel and PT Ericsson Indonesia	March 25, 2013	Technical supporting for the procurement of Gateway GPRS Support Node (“GSSN”) Service Complex agreement
Telkomsel and Wipro Limited, Wipro Singapore Pte, Ltd, and PT WT Indonesia	April 23, 2013	Development and Rollout of OSDSS Solution
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of Getaway GPRS Support Node (“GSSN”) Service Complex Rollout agreement

(iii)    GSD

Contracting parties	Date of agreement	Significant provisions of the agreement
TLT and PT Adhi Karya	November 6, 2012	Service arrangement structure and main contractor architecture for Telkom Landmark Tower Building development project
TLT and PT Indalex	January 31, 2013	The Facade construction agreement of Telkom Landmark Tower Building development project
GSD and PT Pembangunan Perumahan (Persero)	March 5, 2013	Development of Telkomsel’s building agreement
TLT and PT Jaya Kencana	May 14, 2013	Procurement and installation agreement for electrical construction of Telkom Landmark Tower Building development project

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

41. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(iv) DMT

Contracting parties	Date of agreement	Significant provisions of the agreement
DMT and PT M Jusuf & Sons	December 20, 2012	Telecommunication tower development agreement

(v)     TII

Contracting parties	Date of agreement	Significant provisions of the agreement
TII and Digicel (TL) LDA	August 28, 2012	Trading tower location agreement
TII and Ericsson AB	November 2, 2012	Operational Supporting System (OSS), Base Sub Station (BSS) & Value Added System (VAS) Sysrem Rollout and Radio Access Network (RAN) & Core System Rollout agreement.
TII and PT Ericsson Indonesia	February 1, 2013	Management service for end-to- end mobile network agreement
TII and PT Cascadiant Indonesia	December 31, 2012 Desember 31, 2012 November 20, 2013	Purchase of equipment phase I agreement Installation and Maintenance Service agreement Purchase of equipment phase II agreement

b.    Borrowings and other credit facilities

(i)       As of December 31, 2013, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
				Original currency (in millions)	Rupiah equivalent
BRI	350	March 14, 2014	Rp	-	209
			US$	0	1
BNI	250	March 14, 2014	Rp	-	100
			US$	0	2
Bank Mandiri	150	December 23, 2014	Rp	-	45
Total	750				357

(ii)      Telkomsel has a US$3 million bond and bank guarantee and standby letter of credit facilities  with SCB, Jakarta. The facilities expire on July 31, 2014. Under these facilities, as of December 31, 2013, Telkomsel has issued a bank guarantee of Rp20 billion (equivalent to US$1.7 million) for a 3G performance bond (Note 41c.i). The bank guarantee is valid until March 24, 2014.

Telkomsel has a Rp200 billion bank guarantee facilitiy with BRI. The facility will expire on September 25, 2014. Under the facility, as of December 31, 2013, Telkomsel has issued a bank guarantee of Rp20 billion (equivalent to USD1.6 million) as a 3G performance bond (Note 41c.i) valid until May 31, 2014 and Rp111 billion (equivalent to USD9.1 million) as payment commitment guarantee for annual right of usage fee valid until March 31, 2014.

Telkomsel also has a Rp100 billion bank guarantee with BNI. The bank guarantee is valid until December 11, 2014. Telkomsel was this facility to replace the time deposit used guaranty for the USO program amounting to Rp92,653 billion.

(iii)     TII has a US$15 million bank guarantee from Bank Mandir. The facility expires on December 19, 2014. Under this facility, as of December 31, 2013, TII has issued a bank guarantee of Rp9 billion (equivalent to US$0,76 million) for mobile spectrum license performance bond in Timor Leste.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others

(i)     3G license

With reference to the Decision Letters No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 year 2013 of the MoCI (Note 2i), Telkomsel is required, among other things, to:

1.  Pay an annual BHP fee which is calculated based on a certain formula over the license term (10 years) as set forth in the Decision Letters. The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPI. The BHP fee is payable annually up to the expiry date of the license.

2.   Provide roaming access for the existing other 3G operators.

3.   Contribute to USO development.

4.   Construct a 3G network which covers at least 14 provinces by the sixth year of holding the 3G license.

5.   Issue a performance bond each year amounting to Rp20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher.

(ii)   Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of the Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees for bandwidths of 800 Megahertz (“MHz”), 900 MHz and 1800 MHz are determined using a formula set forth in the Decree. The Decree is applicable for 5 years unless further amended.

As an implementation of the above Decree, the Company and Telkomsel paid the first year and second year annual frequency usage fees in 2010 and 2011, respectively.

Based on  Decision Letters No. 495 dated August 29, 2012 and No. 491 dated August 29, 2012, the MoCI determined that the third year (Y3), 2012, annual frequency usage fees of the Company and Telkomsel were Rp174 billion and Rp1,718 billion, respectively. The fees were paid in December 2012.

Based on Decision Letters No. 881 dated September 10, 2013 and No. 884 dated September 10, 2013, the MoCI determined that the fourth year (Y4), 2013, annual frequency usage fees of the Company and Telkomsel were Rp213 billion and Rp1,649 billion, respectively. The fees were paid in December 2013 (Note 2i).

 (iii) Apple, Inc

On January 9 and July 16, 2009, Telkomsel entered into agreements with Apple, Inc for the purchase of iPhone products, marketing it to customers using third parties  (PT Trikomsel OKE and PT Mitra Telekomunikasi Selular) and providing cellular network services over a3-year term. Subsequently, on July 16, 2012, Telkomsel replaced the agreements with a new agreement. Cumulative minimum iPhone units to be purchased up to June 2015 are at least 500,000 units.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.    Others (continued)

(iv)  Future Minimum Lease Payments of Operating Lease (continued)

Future minimum lease payments under the operating lease agreements as of December 31, 2013 are as follows:

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	14,037	1,845	6,365	5,827
As lessor	4,571	1,025	2,596	950

(v)   USO

The MoCI issued Regulation No. 15/PER/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009, the contribution was changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/or connection charges. Subsequently, in December 2012, Decree No. 05/PER/M.KOMINFO/2/2007 was replaced by Decision Letters No. 45 of 2012 dated January 22, 2013, which set the period for the payment of revenues that are not considered as part of gross revenues as the basis to calculate the USO charges, which was previously made on a quarterly basis to become quarterly or semi-annually.

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/PER/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/PER/M.KOMINFO/11/2006 dated November 30, 2006. Subsequently, based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed to Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.    Others (continued)

(v)   USO  (continued)

a.    Company

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount of Rp322 billion, covering Nanggroe Aceh Darussalam, Sumatera Utara, Sulawesi Utara, Gorontalo, Sulawesi Tengah, Sulawesi Barat, Sulawesi Selatan and Sulawesi Tenggara.

On December 23, 2010, the Company was selected in a tender by the Government through BTIP to provide mobile internet access service centers for USO sub-districts for a total amount of Rp528 billion, covering Jambi, Riau, Kepulauan Riau, Sulawesi Utara, Sulawesi Tengah, Gorontalo, Sulawesi Barat, Sulawesi Tenggara, Kalimantan Tengah, Sulawesi Selatan, Papua and Irian Jaya Barat.

b.    Telkomsel (continued)

On January 16 and 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Telkomsel will obtain local fixed-line licenses and the right to use radio frequency in the 2390 MHz - 2400 MHz bandwith.

Subsequently, in 2010 and 2011, the agreements with BTIP were amended, which amendments cover, among other things, changing the price to Rp1.76 trillion and changing the term of payment from quarterly to monthly or quarterly.

In January 2010, the MoCI granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 to package 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (upgrading) of “Desa Pinter” or “Desa Punya Internet” for 1, 2 and 3 packages with a total price of Rp261 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.    Others (continued)

For the years ended December 31, 2013 and 2012,  the Company and Telkomsel recognized the following amounts:

	2013	2012
Revenue
Construction	67	245
Service center of telecommunication	508	353
Gain
Construction	11	6
Service center of telecommunication	150	83

On December 31, 2013, the Company’s and Telkomsel’s trade receivables of the USO programs which are measured at amortized cost using the effective interest method amount to Rp654 billion (Notes 6 and 12).

42.  CONTINGENCIES

In the ordinary course of business, the Company and subsidiaries have been named as defendants in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Company and subsidiaries have recognized provision for losses amounting to Rp49 billion as of December 31, 2013.

a.   The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) for allegations of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel penalty in the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court, on July 14, 2008 and July 11, 2008, respectively.

.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

42.  CONTINGENCIES (continued)

Due to the filing of case by operators in various courts, the KPPU requested the Supreme Court (SC) to consolidate the cases into the Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case.

As of the issuance date of the consolidated financial statements, there has not been any notification on the case from the court.

b.     The Company is a defendant in a case filed in Makassar District Court by Andi Jindar Pakki and his affiliates over a landproperty on Jl. A.P. Pettarani. On May 8, 2013, the court pronounced its verdict and ordered the Company to pay fair compensation or to vacate and surrender the disputed land to the plaintiffs.

On May 20, 2013 the Company filed an appeal to the Makassar High Court, objecting to the District Court’s  ruling. In December 2013, the Makassar High Court pronounced its verdict that is favorable to  the plaintiffs  and the Company filed an appeal to the Supreme Court. As of the issuance date of the consolidated financial statements, no decision has been reached on the appeal

43.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	2013
	U.S. Dollars (in millions)	Japanese Yen (in millions)		Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	394.30	1.23		11.42	4,940
Other current financial assets	10.78		-	0.06	1310
Trade receivables
Related parties	2.44		-	-	30
Third parties	66.27		-	0.17	808
Other receivables	0.68		-	0.13	10
Advances and other non-current assets	5.76		-	-	70
Total assets	480.23	1.23		11.72	5.989
Liabilities
Trade payables
Related parties	(1.40)	-		-	(17)
Third parties	(275.35)	-		(4.33)	(3,409)
Other payables	(7.62)	-		(0.09)	(94)
Accrued expenses	(51.41)	(18.63)		(0.01)	(629)
Short-term bank loan	-	-		-	-
Advances from customers and suppliers	(1.60)	-		(0.01)	(20)
Current maturities of long-term liabilities	(34.85)	(767.90)		-	(514)
Promissory notes	(28.67)	-		-	(349)
Long-term liabilities - net of current maturities	(78.82)	(7,678.98)		-	(1,850)
Total liabilities	(479.72)	(8,465.51)		(4.44)	(6,882)
Liabilities - net	0.51	(8,464.28)		7.28	(893)

*   Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollars equivalents using the exchange rates prevailing at the end of the reporting period.

	2012
	U.S. Dollars (in millions)	Japanese Yen (in millions)		Others* (in millions)	Rupiah equivalent (in billions)

Assets
Cash and cash equivalents	412.69	1.33		6.38	4,042
Other current financial assets	7.17			-	69
Trade receivables
Related parties	9.03		-	-	87
Third parties	74.89			0.44	727
Other receivables	1.20			0.06	12
Advances and other non-current assets	9.89			-	95
Total assets	514.87	1.33		6.88	5,032

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

43.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2012
	U.S. Dollars (in millions)	Japanese Yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Liabilities
Trade payables
Related parties	(1.49)	-	-	(14)
Third parties	(320.34)	-	(2.41)	(3,120)
Other payables	(0.92)	-	(0.13)	(10)
Accrued expenses	(75.07)	(32.87)	(3.00)	(759)
Short-term bank loans	(0.42)	-	-	(4)
Advances from customers and suppliers	(0.80)	-	(0.20)	(10)
Current maturities of long-term liabilities	(30.75)	(767.90)	-	(383)
Promissory notes	(68.62)	-	-	(661)
Long-term liabilities - net of current maturities	(112.84)	(8,446.87)	-	(2,035)
Total liabilities	(611.25)	(9,247.64)	(5.74)	(6,996)
Liabilities - net	(96.38)	(9,246.31)	1.14	(1,964)

* Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollars equivalents using the exchange rates prevailing at the end of the reporting period.

The Company and subsidiaries’ activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

If the Company and subsidiaries report monetary assets and liabilities in foreign currencies as of December  31, 2013 using the exchange rates on February 28, 2014, the unrealized foreign exchange gain will increase by Rp96 billion

44.  FINANCIAL RISK MANAGEMENT

1.     Financial risk management

The Company and subsidiaries activities expose them to a variety of financial risks such as market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Overall, the Company and subsidiaries’ financial risk management program is intended to minimize lossess on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy for foreign currency risk management mainly on time deposits placements with reputable banks and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance identifies, evaluates and hedges financial risks.

a.     Foreign exchange risk

The Company and subsidiaries are exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. Dollars and Japanese Yen. The Company and subsidiaries’  exposures  to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Company and subsidiaries are expected to be offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current liabilities.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

44.  FINANCIAL RISK MANAGEMENT (continued)

1.   Financial risk management (continued)

a.     Foreign exchange risk (continued)

The following table presents the Company and subsidiaries’  financial assets and financial liabilities exposure to foreign currency risk:

	2013		2012
	U.S. Dollars (in billions)	Japanese Yen (in billions)	U.S. Dollars (in billions)	Japanese Yen (in billions)
Financial assets	0.48	0.00	0.51	0.00
Financial liabilities	(0.48)	(8.47)	(0.61)	(9.25)
Net exposure	0.00	(8.47)	(0.10)	(9.25)

Sensitivity analysis

A strengthening of the U.S.  Dollars and Japanese Yen, as indicated below, against the Rupiah at December 31, 2013 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company and subsidiaries considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2013
U.S. Dollars (1% strengthening)	1
Japanese Yen (5% strengthening)	(48)

A weakening of the U.S.  Dollars and Japanese Yen against the Rupiah at December 31, 2013 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

b.   Market price risk

The Company and subsidiaries are exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains  and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

The performance of the Company and subsidiaries’  available-for-sale investments is  monitored periodically, together with a regular assesment of their relevance to the Company and subsidiaries’  long-term strategic plans.

As of December 31, 2013, management considered the price risk for the Company’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

c.   Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial position. Borrowings at variable interest rates expose the Company and subsidiaries to interest rate risk (Notes 17, 18, 19, 20 and  21). To measure market risk pertaining to fluctuations in interest rates, the Company and subsidiaries primarily use interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

44.  FINANCIAL RISK MANAGEMENT (continued)

1.     Financial risk management (continued)

c.   Interest rate risk (continued)

At reporting date, the interest rate profile of the Company and subsidiaries’ interest-bearing borrowings was as follows:

	2013	2012
Fixed rate borrowings	(9,591)	(7,025)
Variable rate borrowings	(10,665)	(12,250)

Sensitivity analysis for variable rate borrowings

At December 31, 2013, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp27 billion, respectively. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

d.   Credit risk

The following table presents the maximum exposure to credit risk of the Company and subsidiaries’ financial assets:

	2013	2012
Cash and cash equivalents	14,696	13,118
Other current financial assets	6,872	4,338
Trade and other receivables, net	6,421	5,409
Long-term investments	21	21
Advances and other non-current assets	685	614
Total	28,695	23,500

The Company and subsidiaries are exposed to credit risk primarily from trade receivables and other receivables. The credit risk is managed by continuous monitoring of outstanding balances and collection.

Trade and other receivables do not include any major concentration of credit risk by customer. Each of the top three customers’ accounts is less than 1% of the trade receivables as at December 31, 2013.

Management is confident in its ability to continue to control and sustain minimal exposure to  credit risk given that the Company and subsidiaries have provided sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

e.   Liquidity risk

Liquidity risk arises in situations where the Company and subsidiaries have difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet  the Company and subsidiaries’ financial obligations. The Company and subsidiaries continuously perform an analysis to monitor financial position ratios, such as liquidity ratios, and debt equity ratios,  against debt covenant requirements.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

44.  FINANCIAL RISK MANAGEMENT (continued)

1.   Financial risk management (continued)

e.   Liquidity risk (continued)

The following is the maturity profile of the Company and subsidiaries’ financial liabilities:

	Carrying amount	Contractual cash flows	2014	2015	2016	2017	2018 and thereafter
December 31, 2013
Trade and other payables	11,988	(11,988)	(11,988)
Accrued expenses	5,264	(5,264)	(5,264)
Loans and other borrowings
Bank loans	10,023	(11,618)	(5,028)	(3,264)	(1,248)	(980)	(1,098)
Obligations under finance leases	4,969	(6,904)	(1,070)	(885)	(847)	(813)	(3,289)
Two-step loans	1,915	(2,308)	(292)	(285)	(278)	(271)	(1,182)
Bonds and notes	3,349	(4,817)	(582)	(1,311)	(215)	(203)	(2,506)
Total	37,508	(42,899)	(24,224)	(5,745)	(2,588)	(2,267)	(8,075)

	Carrying amount	Contractual cash flows	2013	2014	2015	2016	2017 and thereafter
December 31, 2012
Trade and other payables	7,456	(7,456)	(7,456)	-	-	-	-
Accrued expenses	6,163	(6,163)	(6,163)	-	-	-	-
Loans and other borrowings
Bank loans	11,295	(12,585)	(5,118)	(3,869)	(2,518)	(602)	(478)
Obligations under finance leases	2,324	(3,172)	(652)	(548)	(398)	(354)	(1,220)
Two-step loans	1,987	(2,462)	(283)	(277)	(270)	(263)	(1,369)
Bonds and notes	3,669	(5,462)	(757)	(505)	(1,287)	(203)	(2,710)
Total	32,894	(37,300)	(20,429)	(5,199)	(4,473)	(1,422)	(5,777)

The difference between the carrying amount and contractual cash flows is interest value.

2.    Fair value of financial assets and financial liabilities

a.    Fair value measurement

Fair value is the amount for which an asset could be exchanged, or liability settled, between in an arm’s length transaction.

The Company and subsidiaries determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade receivables, other receivables, other current assets, trade payables, other payables, dividend payable, accrued expenses, advances from customers and suppliers and short-term bank loans) are considered to approximate their carrying amounts as the impact of discounting is not significant

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

44.  FINANCIAL RISK MANAGEMENT (continued)

2.     Fair value of financial assets and financial liabilities  (continued)

a.   Fair value measurement (continued)

(ii)

Available-for-sale financial assets primarily consist of shares, mutual funds and Corporate and Government bonds. Shares and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date

(iii)

The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Company and subsidiaries for similar liabilities  of comparable maturities by the bankers of the Company and subsidiaries, except for bonds which are based on market prices

The fair value estimates are inherently judgmental and involve various limitations, including:

a.	Fair values presented do not take into consideration the effect of future currency fluctuations.
b.	Estimated fair values are not necessarily indicative of the amounts that the Company and subsidiaries would record upon disposal/termination of the financial assets and liabilities

b.   Classification and fair value

The following table presents the carrying value and estimated fair values of the Company and subsidiaries' financial assets and liabilities based on their classifications:

	December 31, 2013
	Trading	Loans and receivables	Available for sale	Other financial liabilities	Total carrying amount	Fair value
Cash and cash equivalents	-	14,696	-	-	14,696	14,696
Other current financial assets	-	6,600	272	-	6,872	6,872
Trade and other receivables, net	-	6,421	-	-	6,421	6,421
Long-term investments	-	-	21	-	21	21
Advances and other non-current assets	-	685	-	-	685	685
Total financial assets	-	28,402	293	-	28,695	28,695
Trade and other payables	-	-	-	(11,988)	(11,988)	(11,988)
Accrued expenses	-	-	-	(5,264)	(5,264)	(5,264)
Loans and other borrowings Short-term bank loans	-	-	-	(432)	(432)	(432)
Obligations under finance leases	-	-	-	(4,969)	(4,969)	(4,969)
Two-step loans	-	-	-	(1,915)	(1,915)	(1,921)
Bonds and notes	-	-	-	(3,349)	(3,349)	(3,490)
Long-term bank loans	-	-	-	(9,591)	(9,591)	(9,474)
Total financial liabilities	-	-	-	(37,508)	(37,508)	(37,538)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

44.  FINANCIAL RISK MANAGEMENT (continued)

2.     Fair value of financial assets and financial liabilities  (continued)

b.   Classification and fair value (continued)

	December 31, 2012
	Trading	Loans and receivables	Available for sale	Other financial liabilities	Total carrying amount	Fair value
Cash and cash equivalents	-	13,118	-	-	13,118	13,118
Other current financial assets	-	4,028	310	-	4,338	4,338
Trade and other receivables, net	-	5,409	-	-	5,409	5,409
Long-term investments	-	-	21	-	21	21
Advances and other non-current assets	-	614	-	-	614	614
Total financial assets	-	23,169	331	-	23,500	23,500
Trade and other payables	-	-	-	(7,456)	(7,456)	(7,456)
Accrued expenses	-	-	-	(6,163)	(6,163)	(6,163)
Loans and other borrowings Short-term bank loans	-	-	-	(37)	(37)	(37)
Obligations under finance leases	-	-	-	(2,324)	(2,324)	(2,324)
Two-step loans	-	-	-	(1,987)	(1,987)	(2,075)
Bonds and notes	-	-	-	(3,669)	(3,669)	(4,022)
Long-term bank loans	-	-	-	(11,258)	(11,258)	(11,346)
Total financial liabilities	-	-	-	(32,894)	(32,894)	(33,423)

c.    Fair value hierarchy

The table below presents the recorded amount of financial assets measured at fair value and limited mutual funds participation unit for debt-based securities where the Net Asset Value (“NAV”) per share of the investments information is not published as explained below:

	Balance	December 31, 2013
		Fair value measurement at reporting date using
		Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets
Available-for-sale securities	272	48	224	0
Fair value to profit or loss securities (Note 3)	297	-	-	297
Total	569	48	224	297

	Balance	December 31, 2012
		Fair value measurement at reporting date using
		Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets
Available-for-sale securities	310	52	210	48

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

44.  FINANCIAL RISK MANAGEMENT (continued)

2.     Fair value of financial assets and financial liabilities  (continued)

c.   Fair value hierarchy (continued)

Available-for-sale financial assets primarily consist of shares, mutual funds and Corporate and Government bonds. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date. As they are not actively traded in an established market, these securities are classified as level 2.

Shares and mutual funds actively traded in an established market are stated at fair value using quoted market price and classified within level 1. The valuation of the mutual funds invested in Corporate and Government bonds requires significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. As these investments are subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investments is limited, these investments are therefore classified within level 3 of the fair value hierarchy. Management considers among other assumptions, the valuation and quoted price of the arrangement of the mutual funds.

Reconciliations of the beginning and ending balance for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2013 and 2012 are as follows:

	2013	2012
Mutual funds
Balance 1 Januari	48	64
Purchase	-	8
Put Option	289	-
Included in consolidated statement of comprehensive	-
Income
Realized loss-recognized in profit or loss		(1)
Unrealized loss-recognized in other comprehensive income	8	(2)
Redemption	(48)	21)
Balance at December 31	297	48

45.  CAPITAL MANAGEMENT

The capital structure of the Company and subsidiaries is as follows:

	2013		2012
	Amount	Portion	Amount	Portion
Short-term debts	432	0.53%	37	0.05%
Long-term debts	19,824	24.54%	19,238	27.17%
Total debts	20,256	25.07%	19,275	27.22%
Equity attributable to owners	60,542	74.93%	51,541	72.78%
Total	80,798	100.00%	70,816	100.00%

118

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

45. CAPITAL MANAGEMENT (continued)

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Company conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt.  In case of idle cash with limited investment opportunities, the Company will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Company also maintains its capital structure at the level it believes will not risk its credit rating and is comparable with its competitors.

Debt to equity ratio (comparing net interest-bearing-debt to total equity) is a ratio which is monitored by management to evaluate the Company’s capital structure and review the effectiveness of the Company’s debts. The Company monitors its debt levels to ensure the debt to equity ratio complies with or is below the ratio set out in its contractual borrowings and that such ratios are comparable or better than those of regional area entities in the telecommunications industry.

The Company’s debt to equity ratio as of December 31, 2013 and 2012 is as follows:

	2013	2012
Total interest bearing debts	20,256	19,275
Less: Cash and cash equivalents	(14,696)	(13,118)
Net debts	5,560	6,157
Total equity attributable to owners	60,542	51,541
Net debt to equity ratio	9.18%	11.95%

As stated in Notes 19, 20 and 21, the Company is required to maintain a certain debt to equity ratio and debt service coverage ratio by the lenders. During the years ended December 31, 2013 and 2012, the Company has complied with the externally imposed capital requirements.

46.  SUPPLEMENTAL CASH FLOWS INFORMATION

Certain investing and financing transactions do not require the use of cash and cash equivalents (non-cash investing and financing activities) although they affect the capital and asset structure of the Company and subsidiaries. The non-cash investing and financing activities for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Acquisition of property and equipment credit to:
Trade payables	6,412	4,627
Obligation under finance leases	3,201	2,588
Non-monetary exchange	268	1,686
Acquisition of data center business	-	150

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

47.  SUBSEQUENT EVENTS

a.

On January 10, 2014, Sigma entered into short-term and long-term working capital facility agreements involving Rp25 billion and Rp322 billion, respectively for the development of data center located in Sentul.

b.

On January 15, 2014, PT Graha Telkom sigma (“GTS”) and PT Granary Reka Cipta signed an agreement for the development of utilization, and the development and processing of assets that belong to GTS located in Baturiti, Tabanan Bali. The cooperation is carried out under a revenue-sharing agreement for 10 years.

c	On January 20, 2014, the Company objected Tax Underpayment Assessment (letter) for the underpayment of VAT for year 2007 that was received by the Company in November 2013 (Note 31).
d.

On January 22, 2014, Telkomsel received a formal verdict from the Tax Court concerning the Telkomsel’s claim for tax refund for import duties. Based on its verdict, the Tax Court accepted a portion of Telkomsel’s appeal. As of the issuance date of the consolidated financial statements, Telkomsel plans to refund the accepted portion of the claim amounting to Rp8.5 billion

e.

On January 23, 2014, the Company established subsidiary named PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”) that had been approved based on the Ministry of Law and Human Rights (“MoLHR”) Decision Letter No. AHU-03196.AH.01.01. Year 2014

f.	On January 29, 2014, the MoCI issued Decision Letter No. 42 Year 2014, granting Telkomsel the license to provide:
a. a. Mobile telecommunication services with radio frequency bandwidth in the 900 MHz and 1800 MHz bands;
b. b. Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and
c. c. Basic telecommunication services.
These license replaced Decision letter No. 101/KEP/M.KOMINFO/10/2006 dated October 11, 2006.
g.

On January 30, 2014, the ITRB of Telkomsel in its letter No. 118/KOMINFO/DJPPI/PI.02.04/01/2014, decided to implement new interconnection tariffs effective from February 2014 until December 2016, subject to evaluation on an annual basis

h.	On February 20, 2014, Infomedia made a drawdown from the credit facility from Bank OUB amounting to Rp70 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

48.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS)

The following tables set forth a reconciliation of the consolidated statement of financial position as of December 31, 2013  and consolidated statements of comprehensive income for the year ended December 31, 2013, in each case between PSAK and IFRS.

	PSAK	RECONCILIATION	IFRS
Consolidated STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	14,696	-	14,696
Other current financial assets	6,872	-	6,872
Trade receivables - net of provision for impairment of receivables
Related parties	900	778	1,678
Third parties	5,126	(778)	4,348
Other receivables - net of provision for impairment of receivables	395	-	395
Inventories - net of provision for obsolescence	509	-	509
Advances and prepaid expenses	3,937	-	3,937
Claims for tax refund	10	-	10
Prepaid taxes	525	-	525
Asset available for sale	105	-	105
Total Current Assets	33,075	-	33,075
NON-CURRENT ASSETS
Long-term investments	304	-	304
Property and equipment - net of accumulated depreciation	86,761	(162)	86,599
Prepaid pension benefit costs	927	22	949
Advances and other non-current assets	5,294	-	5,294
Intangible assets - net of accumulated amortization	1,508	-	1,508
Deferred tax assets - net	82	(15)	67
Total Non-current Assets	94,876	(155)	94,721
TOTAL ASSETS	127,951	(155)	127,796
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	826	962	1,788
Third parties	10,774	(962)	9,812
Other payables	388	-	388
Taxes payables	1,698	-	1,698
Accrued expenses	5,264	-	5,264
Unearned income	3,490	-	3,490
Advances from customers and suppliers	472	-	472
Short-term bank loans	432	-	432
Current maturities of long-term liabilities	5,093	-	5,093
Total Current Liabilities	28,437	-	28,437

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

48.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) (continued)

	PSAK	RECONCILIATION	IFRS
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	3,004	(96)	2,908
Other liabilities	472	-	472
Long service award provisions	336	-	336
Post-retirement health care benefit provisions	752	241	993
Retirement benefits obligation and other post-retirement benefits	2,795	470	3,265
Long-term liabilities- net of current maturities
Obligations under finance leases	4,321	-	4,321
Two-step loans	1,702	-	1,702
Bonds and notes	3,073	-	3,073
Bank loans	5,635	-	5,635
Total Non-current Liabilities	22,090	615	22,705
TOTAL LIABILITIES	50,527	615	51,142
EQUITY
Capital stock	5,040	-	5,040
Additional paid-in capital	2,323	(478)	1,845
Treasury stock	(5,805)	-	(5,805)
Effect of change in equity of associated companies	386	(386)	-
Unrealized holding gain on available-for-sale securities	38	(38)	-
Translation adjustment	391	(391)	-
Difference due to acquisition of non-controlling interest in subsidiaries	(508)	508	-
Other reserves	49	149	198
Retained earnings	58,628	(153)	58,475
Net equity attributable to owners of the parent company	60,542	(789)	59,753
Non-controlling interests	16,882	19	16,901
TOTAL EQUITY	77,424	(770)	76,654
TOTAL LIABILITIES AND EQUITY	127,951	(155)	127,796

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

48.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) (continued)

	PSAK	RECONCILIATION	IFRS
REVENUES	82,967	-	82,967
Operations, maintenance and telecommunication service expenses	(19,332)	-	(19,332)
Depreciation and amortization expenses	(15,780)	(25)	(15,805)
Personnel expenses	(9,733)	(96)	(9,829)
Interconnection expenses	(4,927)	-	(4,927)
Marketing expenses	(3,044)	-	(3,044)
General and administrative expenses	(4,155)	-	(4,155)
Loss on foreign exchange - net	(249)	-	(249)
Other income	2,103	2	2,581
Other expenses	(480)	-	(480)
OPERATING PROFIT	27,846	(119)	27,727
Finance income	836	-	836
Finance costs	(1,504)	-	(1,504)
Share of loss of associated companies	(29)	-	(29)
PROFIT BEFORE INCOME TAX	27,149	(119)	27,030
INCOME TAX EXPENSE	(6,859)	(41)	(6,900)
PROFIT FOR THE YEAR	20,290	(160)	20,130
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation	120	-	120
Change in fair value of available-for-sale financial assets	(8)	-	(8)
Defined benefit plan actuarial gain	-	4,999	4,999
Net Other Comprehensive Income	112	4,999	5,111
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	20,402	4839	25,241
Profit for the year attributable to:
Owners of the parent company	14,205	(159)	14,046
Non-controlling interests	6,085	(1)	6,084
	20,290	(160)	20,130
Total comprehensive income for the year attributable to:
Owners of the parent company	14,317	4,697	19,014
Non-controlling interests	6,085	142	6,227
BASIC AND DILUTED EARNINGS PER SHARE (in full amount)	20,402	4,839	25,241
Net income per share	147.42	0.35	147.77
Net income per ADS (40 Series B shares per ADS)	29,483.60	(330.02)	29,153.58

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 and for the Year Then Ended
(Figures in tables are expressedin billions of rupiah, unless otherwise stated)

Table Of Content

48.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) (continued)

a.   Employee benefits

Under PSAK, the actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses at the end of the previous reporting period exceed 10% of the present value of the defined benefit obligation. These gains or losses are recognized on a straight-line basis over the expected average remaining service years of the employees. The change in the defined benefit obligation due to plan changes affecting vested benefits is recognized immediately in profit or loss, while the effect of plan changes affecting unvested benefits is amortized over future periods to the date the amended benefits vest. Interest income on plan assets is determined based on their long-term rate of expected return. PSAK does not specify which administration costs to include as part of the return on plan assets.

Under IFRS, remeasurements consist of actuarial gains or losses, including the difference between the actual return on plan assets (net of taxes and administration costs) and the return implied by the discount rate, and changes in the asset ceiling are recognized directly to other comprehensive income. The entire change in the defined benefit obligation due to plan changes is to be recognized immediately through profit or loss. Net interest on the net deﬁned beneﬁt liability or asset comprises interest cost on the deﬁned beneﬁt obligation and interest income on plan assets that are measured using the discount rate at the beginning of the period. Only administration costs directly related to the management of plan assets are included as part of the return on plan assets.

b.   Land rights

Under PSAK, land rights are recorded as part of property and equipments and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

Under IFRS, land rights are accounted for as finance lease and presented as part of property and equipment. Land rights are amortized over the lease term.

c.    Related party transactions

Under Bapepam - LK Regulation No. VIII.G.7 regarding the Presentation and Disclosures of Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Ministry of Finance or the Local Government, as the shareholder of the entity.

Under IFRS, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context refers to the Government, government agencies and similar bodies whether local, national or international.